
Public Storage

Public Storage, Inc.

2006

Annual

Report


SEC MAIL
PROCESSING
RECEIVED
APR 06 2007
WASH. D.C.
209
SECTION


PROCESSED
APR 09 2007
THOMSON
FINANCIAL


07049287



WA 91
OR 38
CA 368
NV 22
UT 7
AZ 37
HI
CO 60
NE 1
KS 22
OK 8
TX 235
MN 44
WI 16
MO 38
LA 9
IL 123
IN 31
OH 30
KY 7
TN 33
MS 1
AL 22
GA 90
SC 40
NC 69
VA 78
PA 28
NY 61
MA 19
RI 2
CT 14
NJ 56
DE 5
MD 55
FL 191
SWEDEN 25
FRANCE 50
GERMANY 11

PROPERTIES *(as of December 31, 2006)*

Location	Number of Properties(1)	Net Rentable Square Feet
UNITED STATES		
Alabama	22	890,000
Arizona	37	2,259,000
California	368	23,244,000
Colorado	60	3,810,000
Connecticut	14	869,000
Delaware	5	288,000
Florida	191	12,452,000
Georgia	90	5,835,000
Hawaii	7	475,000
Illinois	123	7,800,000
Indiana	31	1,880,000
Kansas	22	1,310,000
Kentucky	7	330,000
Louisiana	9	608,000
Maryland	55	3,085,000
Massachusetts	19	1,179,000
Michigan	43	2,755,000
Minnesota	44	2,990,000
Mississippi	1	63,000
Missouri	38	2,144,000
Nebraska	1	46,000
Nevada	22	1,404,000
New Hampshire	2	132,000
New Jersey	56	3,492,000
New York	61	3,921,000
North Carolina	69	4,775,000
UNITED STATES *(cont.)*		
Ohio	30	1,860,000
Oklahoma	8	428,000
Oregon	38	1,955,000
Pennsylvania	28	1,867,000
Rhode Island	2	64,000
South Carolina	40	2,131,000
Tennessee	33	1,883,000
Texas	235	15,375,000
Utah	7	440,000
Virginia	78	4,407,000
Washington	91	5,954,000
Wisconsin	16	1,030,000
Totals	2,003	125,430,000
EUROPE		
Belgium	21	1,219,000
Denmark	8	410,000
France	50	2,606,000
Germany	11	550,000
Netherlands	32	1,664,000
Sweden	25	1,335,000
United Kingdom	19	905,000
Totals	166	8,689,000
Grand Totals	2,169	134,119,000

(1) Storage and properties combining self-storage and commercial space.

SELECTED FINANCIAL HIGHLIGHTS

	For the year ended December 31,				
	2006[1]	2005[1]	2004[1]	2003[1]	2002[1]
	(Amounts in thousands, except per share data)				
Revenues:					
Rental income and ancillary operations	$ 1,349,856	$ 1,043,600	$ 952,766	$ 890,350	$ 845,273
Interest and other income	31,799	16,447	5,391	2,537	5,210
Total Revenues	1,381,655	1,060,047	958,157	892,887	850,483
Expenses:					
Cost of operations	500,560	378,301	361,944	340,871	309,491
Depreciation and amortization	437,984	196,232	182,890	183,863	175,524
General and administrative	84,661	21,115	18,813	17,127	15,619
Interest expense	33,062	8,216	760	1,121	3,809
	1,056,267	603,864	564,407	542,982	504,443
Income from continuing operations before equity in earnings of real estate entities, minority interest in income and other	325,388	456,183	393,750	349,905	346,040
Equity in earnings of real estate entities	11,895	24,883	22,564	24,966	29,888
Other	6,439	1,182	67	1,007	(2,541)
Minority interest in income	(31,883)	(32,651)	(49,913)	(43,703)	(44,087)
Income from continuing operations	311,839	449,597	366,468	332,175	329,300
Cumulative effect of change in accounting principle	578	—	—	—	—
Discontinued operations (2)	1,609	6,796	(255)	4,478	(10,562)
Net income	$ 314,026	$ 456,393	$ 366,213	$ 336,653	$ 318,738
Net income allocable to common shareholders	$ 46,891	$ 254,395	$ 178,063	$ 161,836	$ 141,423
Per Common Share:					
Distributions	$ 2.00	$ 1.90	$ 1.80	$ 1.80	$ 1.80
Net income - diluted	$ 0.33	$ 1.97	$ 1.38	$ 1.28	$ 1.14
Weighted average common shares - diluted	143,715	128,819	128,681	126,517	124,571
Balance Sheet Data:					
Total assets	$ 11,198,473	$ 5,552,486	$ 5,204,790	$ 4,968,069	$ 4,843,662
Total debt	$ 1,848,542	$ 149,647	$ 145,614	$ 76,030	$ 115,867
Minority interest (other partnership interests)	$ 181,030	$ 28,970	$ 118,903	$ 141,137	$ 154,499
Minority interest (preferred partnership interests)	$ 325,000	$ 225,000	$ 310,000	$ 285,000	$ 285,000
Shareholders' equity	$ 8,208,045	$ 4,817,009	$ 4,429,967	$ 4,219,799	$ 4,158,969
Other Data:					
Net cash provided by operating activities	$ 791,700	$ 692,048	$ 616,664	$ 571,387	$ 591,283
Net cash used in investing activities	$ (487,496)	$ (443,656)	$ (157,638)	$ (205,133)	$ (325,786)
Net cash used in financing activities	$ (244,395)	$ (121,146)	$ (297,604)	$ (264,545)	$ (211,720)

(1) *During 2006, 2005, 2004, 2003 and 2002, we completed several significant asset acquisitions, business combinations and equity transactions. See our consolidated financial statements and notes thereto.*

(2) *Commencing January 1, 2002, we adopted and modified a business plan that included the closure or consolidation of certain non-strategic containerized storage facilities. We sold two commercial properties—one in 2002, the other in 2004. During 2003, we sold five self-storage facilities. The historical operations of these facilities are classified as discontinued operations, with the rental income, cost of operations, depreciation expense and gain or loss on disposition of these facilities for current and prior periods included in the line item "Discontinued Operations" on the consolidated income statement.*

TO OUR SHAREHOLDERS

Our net income declined in 2006 as compared to 2005, principally as a result of our merger with Shurgard Storage Centers, Inc. ("Shurgard"). Our intrinsic or business value, however, did just the opposite and increased, also as a result of the merger and improvements in all of our business segments.

First let's review the merger.

Shurgard Merger

After nearly a decade of trying to combine the two companies, on August 23 we consummated the merger with Shurgard. This was just over a year after announcing our "unsolicited offer" to merge.

Shurgard, like Public Storage, started in 1972 and grew in a similar fashion. Both companies raised capital in the 1980's through limited partnerships and continued to expand in the 1990's as Real Estate Investment Trusts (REITs). We competed for many of the same development sites and acquisition properties and created what was considered by many to be the two best franchises in the self-storage industry. While both companies thought they had the "best brand, best properties and best people;" both organizations respected and mimicked each other and considered the other "number two."

When we approached Shurgard about merging, we identified three areas of opportunity...

First, significant general and administrative costs could be eliminated as a result of combining corporate and executive functions and migrating Shurgard's domestic portfolio onto Public Storage's centralized operating system, WebChamp.

Second, there was an opportunity to eliminate redundant property operating costs such as duplicate Yellow Pages, back office support functions and call centers. There was also an opportunity to use Public Storage's marketing and pricing programs to achieve higher revenues in Shurgard's domestic portfolio, which had historically operated at about 500 to 600 basis points lower occupancy than Public Storage's properties.

Third, Public Storage had the financial strength to consummate the merger, retire a significant amount of Shurgard's debt, absorb the operating losses from Europe and provide capital to grow both the domestic and European platforms.

The Shurgard directors recognized the benefits of the merger and in March 2006 we signed a definitive merger agreement which was approved by both companies' shareholders in August. From signing until closing, the Shurgard and Public Storage management teams worked hard to make sure the merger integration went as smoothly as possible.

At closing, Public Storage paid about $5.3 billion for the "second best" domestic portfolio and by far the best portfolio and operating organization in Europe. We issued 39 million shares of common stock and assumed $2 billion of debt. In the U.S., we acquired 487 properties consisting of 32 million net rentable square feet. We are now larger than our next four largest competitors COMBINED! In Europe, we are also the largest owner and operator with 103 properties consisting of 5.6 million net rentable square feet and joint venture interest with another 63 properties, with 3.1 million net rentable square feet.

Intrinsic Value

In undertaking and structuring a merger, it is as important to understand what you are buying as what you are giving up. In the case of an all cash transaction, it is easy to understand what you are paying. But in the case of a stock merger, such as with Shurgard, we in effect "sold" part of our company, about 23%, to the Shurgard shareholders in return for 100% of their company and the assumption of debt. Accordingly, we needed to understand our intrinsic or enterprise value and make some assessments of Shurgard's intrinsic value. This is exactly what we did.

To understand intrinsic value, there is no better source than Warren Buffett. His definition goes something like this:

"Intrinsic value is the discounted value of the cash that can be taken out of a business during its lifetime. Calculating intrinsic value is typically highly subjective that varies both as estimates of future cash flows are revised and as interest rates move. Intrinsic value is the only logical way to evaluate the relative attractiveness of investments and businesses. Understanding intrinsic value is as important for managers as it is for owners. When managers make capital allocation decisions, such as a merger or acquisition, it is vital that decisions are made to increase intrinsic value rather than destroy it. Many managers tend to focus on whether a transaction is immediately dilutive or anti-dilutive to earnings per share rather than evaluate its impact on intrinsic value. Over time, the skill with which managers allocate capital will have an enormous impact on a company's intrinsic value."

In assessing a merger with Shurgard, we evaluated the cash flows of both businesses. Here is a snapshot of both companies at the end of 2005 using Funds from Operation (see below for explanation):

Comparison of FFO per Common Share in 2005
(Amounts in millions, except per share)

Shurgard		Public Storage	
SHU reported FFO	$ 68	PSA reported FFO	$ 465
Merger costs	14	Hurricane casualty losses	3
Real estate development costs	13	Gain on sale of non-real estate assets	(1)
G&A costs	35	EITF D-42 charges	9
European losses	18		
FFO after adjustments	$ 148	FFO after adjustments	$ 476
Shares issued	39	Shares outstanding	129
FFO per share after adjustments	$3.79	FFO per share after adjustments	$3.69

So adjusting for special charges, one time items or costs that we did not think would be recurring, the transaction was immediately FFO positive for Public Storage shareholders. However, we would not have pursued the merger for a few cents of earnings accretion. The real value lies in the opportunity to achieve lower costs and higher revenues in Shurgard's domestic and European properties and lower the operating costs of Public Storage's domestic portfolio (through economies of scale).

The three "Same Store" portfolios performed like this during 2005:

	Public Storage	Shurgard - U.S.	Shugard - Europe
Realized rent per avg sq. ft.	$ 11.61	$ 12.13	$ 22.19
Average occupancy	91%	86%	78%
Gross profit margin	66.8%	59.5%	44.2%

What should be clear is that the Shurgard properties have significant "upside" both in terms of occupancies and operating margins. So often these "potential benefits" are paid to the seller in mergers through premiums above "intrinsic value." As you can see, the benefits will be shared 23% to the former Shurgard shareholders who are now Public Storage shareholders and 77% to the Public Storage shareholders.

Let's review how we are achieving these "potential benefits" and improving our intrinsic value.

Domestic Operations

With respect to our domestic operations, we had four objectives at the time the merger closed.

First, combine our corporate offices and reduce G&A costs. Shurgard's corporate staff has been reduced from about 150 at the time of the merger to about 20 today. The remaining corporate staff is expected to terminate by April 30th. We expect to add less than ten people to the Public Storage corporate staff as a result of the merger. Overall, we should have well over $30 million in annual savings.

Second, we wanted to rebrand and migrate the Shurgard properties onto our operating platform. Immediately after consummating the merger in late August, the Shurgard properties were converted to our centralized operating system, WebChamp. We promptly started selling space through our three distribution channels and using our pricing and media programs to improve occupancies. Public Storage signage has been installed at all but a handful of Shurgard properties. We will continue to improve "Public Storage branding" at all facilities in 2007.

The third objective was to reduce operating costs and eliminate redundancies. Although we hired about 1,100 Shurgard field employees, over the last five months approximately 600 have left the company. We were prepared for this turnover and quickly accelerated our recruiting efforts, hiring new employees at our lower wage rates. We also implemented a single compensation and benefit plan for all field personnel, effective January 1. We expect annual savings in employee costs in excess of $5 million. By combining Yellow Page advertising and terminating Shurgard's marketing programs, we expect to save $5 million per year in our marketing costs, exclusive of media and internet advertising.

The fourth objective was to drive Shurgard property occupancies to the 91% level historically experienced by Public Storage's properties. Our marketing and pricing programs have begun to have a positive effect of improving the occupancy of Shurgard Same Store properties. Since the close of the merger in August, occupancy and rental rates have both improved.

The combined domestic operations present a significant opportunity. During the fourth quarter, our combined domestic business generated about $1.5 billion in annualized revenues with an average occupancy of about 87%. This is well below our historical level of 91% annual occupancy. However, revenue growth will take longer to realize than the expense reductions. Generally, when we are trying to accelerate customer volumes, we are aggressive with pricing, promotional discounts and marketing. In the short term, it is often difficult to see the benefits of these programs as promotional discounts and marketing expense adversely affect earnings in the month the customer moves in. In addition, since about 30% of our customers move in and out within 90 days, it takes time to achieve a stabilized customer base. My best guess is that it will take us most of the 2007 rental season to achieve a stabilized customer base in the U.S.

European Operations

Our objectives with the European Operations were to bring the cost structure in line with the current size of the operating platform and to drive occupancy and revenue growth by sharing the marketing and pricing strategies used in our domestic business.

The European support staff, which consists of all operations management and support functions, real estate and corporate staff, has been reduced from about 185 at the beginning of 2006 to about 135 today. We have also eliminated or modified certain property level incentive plans, resulting in lower property level payroll.

Marketing costs are expected to be lower as a result of centralization of all programs and the elimination of ineffective projects. In addition, media purchasing has been centralized with the same vendor that we use for our domestic programs.

In aggregate, we expect the annual savings from these programs will be in the $4 to $6 million range.

With respect to revenues, European Same Store property occupancies were 89% during the fourth quarter, the highest in their history. Going into 2007, occupancies are 8% higher than last year with just over 4% higher in place rents. Europe has achieved this with modest promotional discounts and better marketing and pricing programs.

In summary, the "integration" is nearly complete, and we believe we are well on our way to realizing the potential benefits from the merger.

This was not a "free lunch." We incurred "transaction costs" (primarily severence, attorneys, investment bankers and others) of about $48 million which have been allocated to the costs of assets acquired. We have also incurred "integration costs" of $56 million, which have been expensed in our 2006 financial results.

Financial Results in 2006

The merger had a profound impact on our reported operating results. For 2006, revenues grew by over 30%, or $300 million, to about $1.4 billion. About $200 million relates to the acquired Shurgard properties for the period we owned them. Next year's revenues should exceed $1.6 billion attributable primarily to owning the Shurgard properties for a full year.

Net income to common shareholders declined by 82% to $47 million. As a result, earnings per share decreased by 83% to $0.33 per share, from $1.97 per share in 2005. Earnings were impacted by two major items associated with the Shurgard merger: amortization of acquired intangible assets (the ascribed value to the customers occupying units at the close of the merger) and integration costs. The amortization was $176 million in 2006 and will be about $243 million in 2007 and $71 million in 2008. The merger integration costs were $56 million and consisted of severance and additional compensation associated with the merger, as well as terminating a significant number of development projects that were in the "planning" stage. Merger integration costs should be less than $5 million in 2007.

The amortization of intangible assets has no impact on another measure that we typically report, funds from operations, which is basically net income before depreciation and amortization, excluding gains on sales of real estate. FFO is not reduced by the ongoing "capital investment" required to maintain the competitive nature of our properties. For Public Storage, this is approximately $40 million per year or about $0.30 per rentable square foot.

Our FFO per share declined by 1.1% to $3.57 in 2006 from $3.61 in 2005. Excluding the items associated with the Shurgard merger integration costs and other non cash charges, we had a pretty good year, with per share amounts increasing by 13% to $4.17 per share in 2006 from $3.69 per share in 2005. These comparisons are reflected in the table:

	Year ended December 31,	
	2006	**2005**
FFO per common share prior to adjustments for the following items	$ 4.17	$ 3.69
Shurgard merger integration costs	(0.30)	—
Termination of contract and development projects	(0.09)	—
EITF Topic D-42 charges	(0.23)	(0.07)
Other	0.02	(0.01)
FFO per common share, as reported	$ 3.57	$ 3.61

The 13% growth can be primarily attributed to the continued growth in our domestic Same Store operations along with improvement in our newly developed and acquired properties. Excluding "integration costs," the Shurgard portfolio had very little impact on our 2006 operating results. Let's review how each aspect of our business performed in 2006.

Net Operating Income by Category

(Dollar amounts in thousands)	**2006**	**2005**	**2004**
Same Store properties	$575,152	$ 547,048	$ 508,998
Development properties	25,739	19,620	11,336
Expansion properties	48,921	41,202	37,877
Acquisition properties	39,798	22,911	3,099
Shurgard's U.S. properties	80,769	—	—
Shurgard's European properties	29,279	—	—
Net operating income before depreciation	799,658	630,781	561,310
Depreciation and amortization expense	(434,646)	(191,102)	(176,230)
Total earnings from self-storage	$ 365,012	$ 439,679	$ 385,080

Same Store Operations

The "Same Store" portfolio comprises 1,266 properties and represents about 56% of the net rentable square feet of our entire portfolio. Net operating income (before depreciation) generated from this group increased by 5% in 2006 to $575 million. Revenues rose by 5.1% driven primarily by higher rental rates and administrative fees offset by a 5% growth in operating expenses. Operating margins remained about the same for both 2006 and 2005.

During 2006, rental rates grew by 5.3% and occupancy levels remained stable at 91%. Revenue per available square feet, or "REVPAF," which takes into account rental rates, promotional discounts and occupancy, grew by 5%. Our December 2006 in-place rents are approximately 3.6% higher than December 2005.

Cost of operations for the Same Store properties increased by 5%, or approximately $13 million in 2006 as compared to 2005. Payroll expense, our largest expense category, increased 5%, or about $4 million in 2006 compared to 2005. The higher expenses were due principally to higher wage rates required for some of our job classifications and a lower amount of workers compensation benefit compared to last year.

Advertising and promotion is comprised principally of media (television and radio), Yellow Pages and internet advertising. Advertising and promotion costs increased 5.6%, or approximately $1.3 million to $25 million in 2006 compared to 2005. We significantly expanded our media programs to improve incremental move-in volumes throughout the entire domestic portfolio, principally due to the Shurgard acquisition.

Development and Expansion Properties

Our recently developed and expanded properties continued to lease-up with higher revenues generating improving yields. During 2006, this group of 123 facilities (10.5 million net rentable square feet of space) generated $75 million of net operating income (before depreciation of $28 million). These facilities should continue to produce above average income growth as they reach stabilized occupancy levels and attain greater pricing power.

During 2006, we completed five new development properties at a total cost of $115 million, adding 440,000 net rentable square feet, and 17 expansion projects at a total cost of $46 million, adding 520,000 net rentable square feet to our portfolio.

Our future development and expansion activities should continue to provide growth. At year end 2006, we had 48 projects which could add approximately 2.3 million net rentable square feet over the next couple of years at an estimated cost of $188 million.

Acquisition Properties

While our activity this year was slowed due to the Shurgard merger, we continue to look for third-party owned properties with the potential to provide attractive long-term returns on invested capital and complement our existing franchise. Since 2004, we have invested $618 million to acquire 89 facilities with approximately 6.4 million net rentable square feet. During 2006, these facilities generated $40 million of net operating income (before depreciation) for a yield of 6.3%. As with our development properties, we expect these returns to improve as we are able to increase rental rates from promotional lease-up rates and achieve stabilized occupancies.

Ancillary Business Operations

Our ancillary businesses – including tenant reinsurance, merchandise sales (locks and boxes), consumer truck rental (both our own and as an agent of Penske), commercial property and third-party property management operations – collectively continue to contribute to our operating results.

In 2006, net operating income of our ancillary businesses improved by $7 million to $37 million, benefiting from a larger group of properties. The earnings contribution from these businesses is expected to increase as the number of self-storage facilities we operate continues to grow and we have a full year's ownership of the Shurgard properties.

(Dollar amounts in thousands)	**2006**	**2005**	**Percentage Change**
Revenues	$ 93,453	$ 75,733	23%
Operating expenses	56,030	44,826	25%
Net	$ 37,423	$ 30,907	21%

Financing

During 2006, we raised a total of $1.4 billion in capital from four series of preferred stock and a preferred partnership unit security at a blended annual rate of 7.1%. The net proceeds from this activity along with cash on hand were used to redeem five series of preferred stock totaling $1.1 billion, with a blended annual rate of 8%, along with funding the cash requirements of the Shurgard merger. Immediately upon the close of the Shurgard merger, we repaid Shurgard's outstanding borrowings on its bank credit facility and certain variable rate mortgage notes totaling $671 million. In addition, all Shurgard's outstanding preferred stock was redeemed.

Overall, the total $3.2 billion of preferred securities outstanding at year end 2006 has an average annual rate of 6.9%, 120 basis points lower than in 2003.

(Dollar amounts in millions)	2006	2005	2004	2003
Outstanding preferred securities[1]	$ 3,180	$ 2,723	$2,412	$ 2,152
Weighted average cost of preferred at period end	6.9%	7.1%	7.4%	8.1%

(1) Excludes amounts called for redemption prior to December 31 but not redeemed until the following year.

We also repaid all of the notes, $433 million (325 million euros) that encumbered 102 of our wholly-owned European facilities in January 2007. To fund the repayment of these notes, we borrowed $360 million under our domestic credit facilities. In connection with the repayment of the debt, we also terminated the related European currency and interest rate hedges.

We own a 20% interest in two consolidated joint ventures which collectively own 63 European properties with 3.1 million net rentable square feet. The two ventures collectively had approximately $290 million of outstanding debt at December 31, 2006, which is included in our consolidated financial statements. In January 2007, we submitted to arbitration our notice to terminate the joint ventures after being unable to reach a satisfactory resolution with our joint venture partner for their dissolution.

In early January 2007, we raised $500 million in capital through the issuance of preferred stock at an annual rate of 6.625%. We used the proceeds to redeem two series of preferred securities and paydown the domestic credit facilities.

For the remainder of 2007, we have an opportunity to redeem one preferred issue of approximately $173 million, with an annual rate of 7.5%.

During 2006, we received an upgrade in our credit rating from Moody's, to an A3 on our senior unsecured debt. With our Standard and Poor's rating of A-, we are the only REIT with this level of dual rating. Few real estate companies or businesses have the financial strength of Public Storage. We have the lowest debt relative to size and the highest retained cash levels of any REIT in the U.S. We are prepared for the "unexpected" to take advantage of "unexpected opportunities."

Investment in PS Business Parks

At year end, PS Business Parks' (PSB) equity market capitalization was over $2 billion and our 44% investment in PSB was valued at approximately $900 million. More importantly, PSB performed well relative to its competition and was able to grow its "Same Park" portfolio net operating income by 2.9%.

The customer environment for PSB improved dramatically in 2006, and the outlook for 2007 is even better. The higher Same Park net operating income was driven by a 3.7% increase in revenues primarily due to a 2.5% increase in annual realized rents to $14.09 per square foot. Operating margin and occupancy remained stable at 70% and 93%, respectively.

PSB took advantage of the favorable interest rate environment and completed two preferred issuances totaling $239 million at a blended rate of 7%. Overall, the total $799 million of preferred stock outstanding at year end has a blended annual rate of 7.2%, 60 basis points lower than in 2004.

(Dollar amounts in thousands)	2006(1)	2005	2004
Outstanding preferred securities	$ 799,000	$ 729,100	$ 638,600
Weighted average cost of preferred at period end	7.2%	7.7%	7.8%

(1) Includes the issuance of $144 million of Series P and the redemption of $50 million of Series F, both in January 2007

PSB's operations should continue to improve in 2007 as its cost of capital declines and occupancies and rental rate growth return to historical levels. Improving market conditions should drive higher occupancies and revenue per square foot.

Conclusion and Outlook

2006 was a challenging year. Our 5,000 employees worked hard to produce solid results in all our businesses and successfully integrate Shurgard. The results of our hard work in 2006 should become more transparent in 2007.

We will continue to relentlessly focus on the three drivers of our business — People, Product and Pricing. In the long run, if we continue to improve upon our competitive advantages, lower our costs of capital and deploy incremental capital at reasonable rates of return, our owners should benefit from sustained growth in intrinsic value.

Ronald L. Havner, Jr.
President and Chief Executive Officer
March 23, 2007

CUMULATIVE TOTAL RETURN

Public Storage, Inc., S&P 500 Index and NAREIT Equity Index
December 31, 2001 - December 31, 2006



$400
$350
$300
$250
$200
$150
$100
$ 50
$ 0
12/31/01
12/31/02
12/31/03
12/31/04
12/31/05
12/31/06
Public Storage, Inc.
S&P 500 Index
NAREIT Equity Index

	12/31/01	12/31/02	12/31/03	12/31/04	12/31/05	12/31/06
Public Storage, Inc.	$100.00	$101.90	$143.81	$191.56	$239.72	$353.40
S&P 500 Index	$100.00	$ 77.90	$100.25	$111.15	$116.61	$135.03
NAREIT Equity Index	$100.00	$103.82	$142.37	$187.33	$210.12	$283.79

The graph set forth above compares the yearly change in the Company's cumulative total shareholder return on its Common Stock for the five-year period ended December 31, 2006 to the cumulative total return of the Standard & Poor's 500 Stock Index ("S&P 500 Index") and the National Association of Real Estate Investment Trusts Equity Index ("NAREIT Equity Index") for the same period (total shareholder return equals price appreciation plus dividends). The stock price performance graph assumes that the value of the investment in the Company's Common Stock and each index was $100 on December 31, 2001 and that all dividends were reinvested. The stock price performance shown in the graph is not necessarily indicative of future price performance.

Computation of Funds from Operations (unaudited)

Funds from operations ("FFO") is a term defined by the National Association of Real Estate Investment Trusts ("NAREIT"). FFO is a supplemental non-GAAP financial disclosure, and it is generally defined as net income before depreciation and gains and losses on real estate assets. FFO is presented because management and many analysts consider FFO to be one measure of the performance of real estate companies and because we believe that FFO is helpful to investors as an additional measure of the performance of a REIT. FFO computations do not consider scheduled principal payments on debt, capital improvements, distribution and other obligations of the Company. FFO is not a substitute for our cash flow or net income as a measure of our liquidity or operating performance or our ability to pay dividends. Other REITs may not compute FFO in the same manner; accordingly, FFO may not be comparable among REITs.

	For the year ended December 31,		
(Amounts in thousands, except per share amounts)	2006	2005	2004
Net income:	$314,026	$456,393	$366,213
Depreciation and amortization	437,984	196,232	183,063
Depreciation and amortization included in discontinued operations	234	253	1,282
Less - depreciation with respect to non-real estate assets	(225)	(1,789)	(4,252)
Depreciation from unconsolidated real estate investments	38,890	35,425	33,720
Gain on sale of real estate assets	(4,547)	(8,279)	(2,288)
Less - our share of gain on sale of real estate included in equity of earnings of real estate entities	(1,047)	(7,858)	(6,715)
Minority interest share of income	31,883	32,651	49,913
Net cash provided by operating activities	817,198	703,028	620,936
FFO to minority interest - common	(17,312)	(18,782)	(23,473)
FFO to minority interest - preferred	(19,055)	(17,021)	(32,486)
Funds from operations	780,831	667,225	564,977
Less: allocations to preferred and equity stock shareholders:			
Senior Preferred	(245,711)	(180,555)	(166,649)
Equity Stock, Series A	(21,424)	(21,443)	(21,501)
FFO allocable to our common shareholders	$513,696	$465,227	$376,827
Weighted average shares outstanding:			
Common shares	142,760	128,159	127,836
Stock option dilution	955	660	845
Weighted average common shares for purposes of computing fully-diluted FFO per common share	143,715	128,819	128,681
FFO per common share	$ 3.57	$ 3.61	$ 2.93

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-K

[X] **Annual Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934**

For the fiscal year ended December 31, 2006.

or

[ ] **Transition Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934**

For the transition period from ________ to ________.

Commission File Number: 1-8389

PUBLIC STORAGE, INC.

(Exact name of Registrant as specified in its charter)

California	**95-3551121**
(State or other jurisdiction of incorporation or organization)	*(I.R.S. Employer Identification Number)*

701 Western Avenue, Glendale, California 91201-2349
(Address of principal executive offices) (Zip Code)

(818) 244-8080
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Depositary Shares Each Representing 1/1,000 of a Share of 7.625% Cumulative Preferred Stock, Series T, $.01 par value	New York Stock Exchange
Depositary Shares Each Representing 1/1,000 of a Share of 7.625% Cumulative Preferred Stock, Series U, $.01 par value	New York Stock Exchange
Depositary Shares Each Representing 1/1,000 of a Share of 7.500% Cumulative Preferred Stock, Series V $.01 par value	New York Stock Exchange
Depositary Shares Each Representing 1/1,000 of a Share of 6.500% Cumulative Preferred Stock, Series W $.01 par value	New York Stock Exchange
Depositary Shares Each Representing 1/1,000 of a Share of 6.450% Cumulative Preferred Stock, Series X $.01 par value	New York Stock Exchange
Depositary Shares Each Representing 1/1,000 of a Share of 6.250% Cumulative Preferred Stock, Series Z $.01 par value	New York Stock Exchange
Depositary Shares Each Representing 1/1,000 of a Share of 6.125% Cumulative Preferred Stock, Series A $.01 par value	New York Stock Exchange
Depositary Shares Each Representing 1/1,000 of a Share of 7.125% Cumulative Preferred Stock, Series B $.01 par value	New York Stock Exchange
Depositary Shares Each Representing 1/1,000 of a Share of 6.600% Cumulative Preferred Stock, Series C $.01 par value	New York Stock Exchange
Depositary Shares Each Representing 1/1,000 of a Share of 6.180% Cumulative Preferred Stock, Series D $.01 par value	New York Stock Exchange
Depositary Shares Each Representing 1/1,000 of a Share of 6.750% Cumulative Preferred Stock, Series E $.01 par value	New York Stock Exchange
Depositary Shares Each Representing 1/1,000 of a Share of 6.450% Cumulative Preferred Stock, Series F $.01 par value	New York Stock Exchange
Depositary Shares Each Representing 1/1,000 of a Share of 7.000% Cumulative Preferred Stock, Series G $.01 par value	New York Stock Exchange
Depositary Shares Each Representing 1/1,000 of a Share of 6.950% Cumulative Preferred Stock, Series H $.01 par value	New York Stock Exchange

Depositary Shares Each Representing 1/1,000 of a Share of 7.250% Cumulative Preferred Stock, Series I $.01 par value	New York Stock Exchange
Depositary Shares Each Representing 1/1,000 of a Share of 7.250% Cumulative Preferred Stock, Series K $.01 par value	New York Stock Exchange
Depositary Shares Each Representing 1/1,000 of a Share of 6.750% Cumulative Preferred Stock, Series L $.01 par value	New York Stock Exchange
Depositary Shares Each Representing 1/1,000 of a Share of 6.625% Cumulative Preferred Stock, Series M $.01 par value	New York Stock Exchange
Depositary Shares Each Representing 1/1,000 of a Share of Equity Stock, Series A, $.01 par value	New York Stock Exchange
Common Stock, $.10 par value	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act: None *(Title of class)*

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes [X] No [ ]

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Exchange Act. Yes [ ] No [X]

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
Yes [X] No [ ]

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. [X]

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
Yes [ ] No [X]

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer or a non-accelerated filer (as defined in Rule 12b-2 of the Exchange Act).

Large Accelerated Filer [X] Accelerated Filer [ ] Non-accelerated Filer [ ]

The aggregate market value of the voting and non-voting common stock held by non-affiliates of the Registrant as of June 30, 2006:

Common Stock, $0.10 Par Value - $6,207,100,000 (computed on the basis of $75.90 per share which was the reported closing sale price of the Company's Common Stock on the New York Stock Exchange on June 30, 2006.

Depositary Shares Each Representing 1/1,000 of a Share of Equity Stock, Series A, $.01 Par Value - $198,175,000 (computed on the basis of $26.70 per share which was the reported closing sale price of the Depositary Shares each Representing 1/1,000 of a Share of Equity Stock, Series A on the New York Stock Exchange on June 30, 2006.

As of February 26, 2007, the number of outstanding shares of Common Stock, $.10 par value, was 170,388,218 shares and the number of outstanding Depositary Shares Each Representing 1/1,000 of a Share of Equity Stock, Series A, $.01 par value, was 8,744,193 (representing 8,744.193 shares of Equity Stock, Series A)

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the definitive proxy statement to be filed in connection with the Annual Meeting of Shareholders to be held in 2007 are incorporated by reference into Part III of this Annual Report on Form 10-K.

PART I

ITEM 1. Business

Forward Looking Statements

All statements in this document, other than statements of historical fact, are forward-looking statements which may be identified by the use of the words "expects," "believes," "anticipates," "should," "estimates" and similar expressions. These forward-looking statements involve known and unknown risks and uncertainties, which may cause Public Storage's actual results and performance to be materially different from those expressed or implied in the forward-looking statements. Factors and risks that may impact future results and performance are described in Item 1A, "Risk Factors". These risks include, but are not limited to, the following: risks related to the merger with Shurgard including difficulties that may be encountered in integrating Public Storage and Shurgard, loss of personnel as a result of the merger, and the impact of the merger on occupancy and rental rates, the inability to realize or delays in realizing expected results from the merger, unanticipated operating costs resulting from the merger, and risks associated with international operations; changes in general economic conditions and in the markets in which Public Storage operates; the impact of competition from new and existing storage and commercial facilities and other storage alternatives, which could impact rents and occupancy levels at our facilities; difficulties in Public Storage's ability to evaluate, finance and integrate acquired and developed properties into its existing operations and to fill up those properties, which could adversely affect our profitability; the impact of the regulatory environment as well as national, state, and local laws and regulations including, without limitation, those governing Real Estate Investment Trusts, which could increase our expenses and reduce cash available for distribution; consumers' failure to accept the containerized storage concept; difficulties in raising capital at reasonable rates, which would impede our ability to grow; delays in the development process; economic uncertainty due to the impact of war or terrorism. We disclaim any obligation to update publicly or otherwise revise any forward-looking statements, whether as a result of new information, new estimates, or other factors, events or circumstances after the date of this document, except where expressly required by law.

General

Public Storage, Inc. (the "Company" or "we" or "our") is an equity real estate investment trust ("REIT") organized as a corporation under the laws of California on July 10, 1980. We are a fully integrated, self-administered and self-managed REIT that acquires, develops, owns and operates self-storage facilities. We are the largest owner and operator of self-storage space in the United States. Our common stock is traded on the New York Stock Exchange under the symbol "PSA". On August 22, 2006, the Company merged with Shurgard Storage Centers, Inc., ("Shurgard"), a REIT which had an interest in 487 self-storage facilities located in the United States ("U.S.") and had an interest in 160 self-storage facilities in Europe. See Note 3 to our consolidated financial statements included elsewhere in this report for further discussion of our merger with Shurgard.

At December 31, 2006, we had direct and indirect equity interests in 2,003 self-storage facilities located in 38 states within the U.S. operating under the "Public Storage" name containing approximately 125 million net rentable square feet of space, and 166 self-storage facilities located in seven Western European countries which operate under the "Shurgard Storage Centers" name containing approximately 8.7 million net rentable square feet of space. We also have direct and indirect equity interests in approximately 20 million net rentable square feet of commercial space located in 11 states in the U.S. operated under the "PS Business Parks" and Public Storage, Inc. brands.

We currently operate within three reportable segments: self-storage – Domestic operations, self-storage – European operations and domestic ancillary operations. These segments are organized generally based upon their operating characteristics. The self-storage – Domestic segment comprises the direct ownership, development, and operation of traditional storage facilities in the U.S., and the ownership of equity interests in entities that own storage properties in the U.S. The self-storage – European segment comprises the direct ownership, development, and operation of storage facilities in Europe that we acquired in the merger with Shurgard. The ancillary operations segment includes the following sources of operating income: (i) containerized storage, (ii) commercial property operations, which reflects our interest in the ownership, operation, and management of commercial properties (iii) the reinsurance of policies against losses to goods stored by tenants in our self-storage facilities, (iv) sale of merchandise at our self-storage facilities, (v) truck rentals at our self-storage facilities and (vi) management of facilities owned by third-party owners and facilities owned by entities in which we have an interest, but are not consolidated. The vast majority of the commercial property operations are conducted through PS Business Parks, Inc. ("PSB"), and to a much lesser extent the Company and certain of its unconsolidated subsidiaries own commercial space, managed by PSB, within facilities that combine storage and commercial space for rent. See Note 15 to our consolidated financial statements for further discussion of our reportable segments.

We also have a 44% ownership interest in PSB, which, as of December 31, 2006, owned and operated commercial properties containing approximately 18.7 million net rentable square feet of commercial space. PS Business Parks, Inc. is a publicly traded REIT whose common stock trades on the American Stock Exchange under the symbol "PSB."

We have elected to be taxed as a REIT under the Internal Revenue Code of 1986, as amended. To the extent that we continue to qualify as a REIT, we will not be subject to tax, with certain limited exceptions, on the taxable income that is distributed to our shareholders.

We have reported annually to the Securities and Exchange Commission ("SEC") on Form 10-K, which includes financial statements certified by independent public accountants. We have also reported quarterly to the SEC on Form 10-Q, which included unaudited financial statements with such filings. We expect to continue such reporting.

Our website is www.publicstorage.com, and we make available free of charge on our website our reports on Forms 10-K, 10-Q, and 8-K, and all amendments to those reports as soon as reasonably practicable after the reports and amendments are electronically filed with or furnished to the SEC.

Management

Ronald L. Havner, Jr. (49) has been Vice Chairman, Chief Executive Officer and a director of the Company since November 7, 2002 and President since July 1, 2005. Mr. Havner joined Public Storage, Inc. in 1986 and has held a variety of positions, including Chairman of the Board of Directors for the Company's affiliate, PS Business Parks, Inc., a position he has held since March 1998.

B. Wayne Hughes (73) is Chairman of the Board of Directors, a position he has held since 1991. Mr. Hughes established the Public Storage organization in 1972 and has managed the Company through several market cycles.

Our executive management team and their years of experience with the Company are as follows: John Reyes (46), Senior Vice President - Chief Financial Officer, 16 years; John S. Baumann (46), Senior Vice President - Chief Legal Officer, who joined the Company in June 2003; John E. Graul (55), Senior Vice President and President, Self-Storage Operations, who joined the Company in February 2004; Candace N. Krol (45), Senior Vice President of Human Resources, who joined the Company in September 2005 and David F. Doll (48), Senior Vice President and President, Real Estate Group, who joined the Company in February 2005.

Our senior management has a significant ownership position in the Company with executive officers, directors and their families owning approximately 45.6 million shares or 27% of the common stock as of February 28, 2007.

Investment Objective

Our primary objective is to increase the intrinsic value of the Company through internal growth (by increasing net income, funds from operations and cash available for distribution) and acquisitions of additional real estate investments and development of real estate facilities. We believe that our access to capital, geographic diversification and operating efficiencies resulting from our size will enhance our ability to achieve this objective.

Competition

Competition in the market areas in which we operate is significant and affects the occupancy levels, rental rates and operating expenses of our facilities. Development of new self-storage facilities has intensified the competition among storage operators in many market areas in which we operate.

In seeking investments, we compete with a wide variety of institutions and other investors. The increase in the amount of funds available for real estate investments has increased competition for ownership interests in facilities and may reduce yields on acquisitions.

We believe that the significant operating and financial experience of our executive officers and directors, combined with the Company's conservative capital structure, national investment scope, geographic diversity, economies of scale and the "Public Storage" brand name, should enable us to compete effectively with other entities.

In recent years consolidation has occurred in the fragmented self-storage industry. In addition to the Company, there are other publicly traded REITs and numerous private regional and local operators operating in the self-storage industry. We believe that we are well positioned to capitalize on this consolidation trend due to our demonstrated access to capital and national presence.

Business Attributes

We believe that the Company possesses several primary business attributes that permit us to compete effectively:

Comprehensive distribution system and national telephone reservation system: Our facilities are part of a comprehensive distribution system encompassing standardized procedures, integrated reporting and information networks and centralized marketing. During 2004, we implemented an upgraded information system platform, which has enabled us to more quickly adapt our pricing and marketing efforts to changing market conditions. This distribution system, among other benefits, is designed to maximize revenue and occupancy levels through automated pricing.

A significant component of our distribution system is our national telephone reservation center, which provides added customer service and helps to maximize utilization of available self-storage space. Customers calling either the toll-free telephone referral system, (800) 44-STORE, or a storage facility, are directed to the national reservation system. A representative discusses with the customer space requirements, price and location preferences and also informs the customer of other products and services provided by the Company and its subsidiaries. We believe that the national telephone reservation system enhances our ability to market storage space.

Economies of scale: We are the largest provider of self-storage space in the industry. As of December 31, 2006, we operated 2,169 storage facilities in which we had an interest and managed 29 self-storage facilities for third parties. These facilities are in markets within 38 states in the U.S. and seven Western European countries. At December 31, 2006, we had over 1,102,000 spaces rented. The size and scope of our operations have enabled us to achieve a high level of profit margins and low level of administrative costs relative to revenues.

Our size in many markets has enabled us to market efficiently using television as a media source. We believe the high cost of television makes it impractical for our competitors to use this form of media without the high concentration of facilities in markets.

Brand name recognition: Our operations are conducted under the "Public Storage" brand name, which we believe is the most recognized and established name in the self-storage industry in the U.S. Our storage operations within the U.S. are conducted in 38 states, giving us national recognition and prominence. We focus our operations within those states in the major metropolitan markets. This concentration establishes us as one of the largest providers of self-storage space in virtually all markets that we operate in and enables us to use a variety of promotional activities, such as television advertising as well as targeted discounting and referrals which are generally not economically viable for most of our competitors.

The self-storage industry in Europe is still relatively new as compared to the U.S. Customer awareness of the product in Europe is emerging. All of our facilities in Europe are operating under the "Shurgard" brand name. While competition in Europe has been increasing, we believe we are the single largest self-storage operators in Europe as of December 31, 2006.

Retail operations: Through a taxable REIT subsidiary, we sell retail items associated with the storage business and rent trucks at our storage facilities. In order to supplement and strengthen the existing self-storage business by further meeting the needs of storage customers, we continue to expand our retail activities.

In addition, full-service retail stores have been retrofitted to some existing storage facility rental offices or "built-in" as part of the development of new storage facilities, both in high traffic, high visibility locations. The strategic objective of these retail stores is to provide a retail environment to (i) rent spaces for the attached storage facility, (ii) rent spaces for the other Public Storage facilities in adjacent neighborhoods, (iii) sell locks, boxes and packing materials and (iv) rent trucks and other moving equipment.

Tenant insurance program: Through a taxable REIT subsidiary, PS Insurance Company Ltd. ("PSIC"), we reinsure policies issued to our tenants against lost or damaged goods stored by tenants in our storage facilities. This subsidiary receives the premiums and bears the risks associated with the re-insurance. We believe that this insurance operation further supplements and strengthens the existing self-storage business and provides an additional source of earnings for the Company.

Growth and Investment Strategies

Our growth strategies consist of: (i) improving the operating performance of our existing self-storage properties, (ii) acquiring interests in properties that are owned or operated by others, (iii) expanding and repackaging existing real estate facilities, (iv) developing properties in selected markets and (v) participating in the growth of commercial facilities owned primarily by PSB. These strategies are described as follows:

Improve the operating performance of existing properties: We seek to increase the net cash flow generated by our existing self-storage properties by a) regularly evaluating our call volume, reservation activity, and move-in/move-out rates for each of our properties relative to our marketing activities, b) evaluating market supply and demand factors and, based upon these analyses, adjusting our marketing activities and rental rates; c) attempting to maximize revenues through evaluating the appropriate balance between occupancy, rental rates, and promotional discounting and d) controlling expense levels. We believe that our property management personnel and systems, combined with the national telephone reservation system, will continue to enhance our ability to meet these goals.

In connection with the merger with Shurgard, we acquired 487 self-storage facilities located in the United States. Substantially all of these facilities are located in the same markets that we currently operate in. We believe that the merger will provide us with additional economies of scale with respect to certain operating costs that will ultimately improve operating margins. In addition, on August 31,2006, the average occupancy level of the 487 self-storage facilities was approximately 84.4% as compared to our existing portfolio's 89.7%. We believe that we will be able to increase the average occupancy level of the acquired portfolio to those experienced by our own. These potential benefits will take time to develop and there can be no assurance that we will be able to such benefits.

Acquire properties owned or operated by others: We believe our presence in and knowledge of substantially all of the major markets in the United States enhances our ability to identify attractive acquisition opportunities and capitalize on the overall fragmentation in the self-storage industry. We maintain local market information on rates, occupancy and competition in each of the markets in which we operate.

Expand and repackage existing real estate facilities: We have a substantial number of facilities that were developed and constructed 20 or more years ago based upon local competitive and demographic conditions in place at that time. Since such conditions may have changed, there are opportunities to expand and further invest into our existing self-storage locations, either by improving their visual and structural appeal, or by expanding these facilities at a per square foot cost that is typically less than the cost incurred in developing a new location. In addition, there are opportunities to convert existing vacant space previously used by our containerized storage facilities into traditional self-storage space. At December 31, 2006, we have identified 48 such projects to expand or repackage our existing facilities in the United States, for an aggregate cost of approximately $187.6 million, which will add an aggregate of approximately 2,256,000 net rentable square feet. Completion of these projects is subject to contingencies, including obtaining governmental agency approvals. We continue to evaluate our existing real estate portfolio to identify additional expansion and repackaging opportunities.

Develop properties in selected market: Since 1995, the Company and its joint venture partnerships (described below in "Financing of the Company's Growth Strategies") have opened a total of 151 facilities in the United States. During 2006, these facilities contributed significantly to the growth in our earnings as they continued to gain occupancy and grow their revenues. We expect that these facilities will continue to provide growth to our earnings into 2007. As of December 31, 2006, we have no new self-storage facilities in the development "pipeline" in the U.S. As of December 31, 2006, our development "pipeline" in Europe is comprised of eight new self-storage facilities with an aggregate estimated cost of approximately $78.5 million, and an aggregate of 389,000 net rentable square feet. In 2005 and 2006, our rate of development of new self-storage facilities has declined due to increases in construction cost, increases in competition with retail, condominium, and apartment operators for quality self-storage sites in urban locations, and more difficult zoning and permitting requirements. However, we will continue to seek favorable sites and markets for development.

Participate in the growth of commercial facilities primarily through our ownership in PS Business Parks, Inc.: We own a 44% common equity interest in PSB and its operating partnership (PS Business Parks Inc. and the related operating partnership are hereinafter referred to collectively as "PSB") which, December 31, 2006, consisted of 5,418,273 shares of common stock and 7,305,355 limited partnership units in the Operating Partnership. The limited partnership units are convertible at our option, subject to certain conditions, on a one-for-one basis into PSB common stock. At December 31, 2006, PSB owned and operated approximately 18.7 million net rentable square feet of commercial space located in eight states.

Acquire additional partnerships interests in affiliated entities: The acquisition of interests in facilities that we have an ownership interest in and operate has historically comprised a significant component of our growth. However, the pool of such available acquisitions has continued to decrease as we have acquired such remaining interests over the years. The potential remaining acquisition opportunities principally include the remaining 78% that we do not own in the 22 properties owned by the "Other Investments" described in Note 6 to the consolidated financial statements for the year ended December 31, 2006 as well as the "Other Consolidated Partnerships" and Shurgard Joint Ventures described in Note 11 to the consolidated financial statements for the year ended December 31, 2006. Accordingly, we do not expect such acquisitions to comprise a significant component of our growth going forward.

Policies with respect to investing activities: Following are our policies with respect to certain other investing strategies, each of which may be entered into without a vote of shareholders:

- Making loans to other entities: We have made loans in connection with the sale of properties, have made short-term loans to PSB in the last three years and may make loans to third parties as part of our investment objectives. However, we do not expect such items to be a significant part of our investing activities.

- Investing in the securities of other issuers for the purpose of exercising control: There have been two instances in the past six years where we invested in the securities of another publicly-held REIT, one which resulted in control of that REIT (the merger with Storage Trust, Inc. in 1999), and one that did not, resulting in the sale of these securities on the open market. We may engage in these activities in the future as a component of our real estate acquisition strategy. We also own partnership interests in various consolidated and unconsolidated partnerships. See "Investments in Real Estate and Real Estate Entities."

- Underwriting securities of other issuers: We have not engaged in this activity in the last three years, and do not intend to in the future.

- Short-term investing: We have not engaged in investments in real estate or real estate entities on a short-term basis in the last three years with the exception of the aforementioned investments in the securities of other REITs. Instead, historically, we have acquired real estate assets and held them for an extended period of time. We do not anticipate any such short-term investments.

- Repurchasing or reacquiring our common shares or other securities: The Board of Directors has authorized the repurchase from time to time of up to 25,000,000 shares of our common stock on the open market or in privately negotiated transactions. Cumulatively through February 28, 2007, we repurchased a total of 22,201,720 shares of common stock under this authorization. Cumulatively through February 28, 2007, we have called for redemption or repurchased $2.5 billion of our senior preferred stock and $165 million of our preferred partnership units for cash, representing a refinancing of these securities into lower-coupon preferred securities. Any future repurchases of our common stock will depend primarily upon the attractiveness of repurchases compared to our other investment alternatives. Future redemptions or repurchases of our preferred securities, which will become available for redemption or repurchase on their respective call dates, will be dependent upon the spread between market rates and the coupon rates of these securities.

Financing of the Company's Growth Strategies

Overview of financing strategy: Over the past three years we have funded substantially all of the cash portion (represented by our acquisition cost less debt assumed, as described below) of our acquisitions, excluding the merger with Shurgard, for which we issued 0.82 shares of our common stock for each share of Shurgard common stock owned by Shurgard shareholders, with permanent capital (predominantly retained cash flow and the net proceeds from the issuance of preferred securities). We have elected to use preferred securities as a form of leverage despite the fact that the dividend rates of our preferred securities exceed the prevailing market interest rates on conventional debt, because of certain benefits described in "Management's Discussion and Analysis of Financial Condition and Results of Operations-Liquidity and Capital Resources." Our present intent is to continue to finance substantially all our growth with permanent capital.

Borrowings: We have in the past used our $200 million revolving line of credit described below under "Borrowings" as temporary "bridge" financing, and repaid those amounts with permanent capital. In 2006, in connection with the merger with Shurgard, we assumed i) Shurgard's domestic and European notes payable and capital leases with a fair value on the date of acquisition of approximately $1,396,777,000 of which $67,275,000 was repaid following the merger and ii) Shurgard's line of credit totaling $603,772,000, which was repaid following the merger. On December 27, 2006, we entered into a $300 million unsecured short-term credit agreement with a commercial bank. Pursuant to the credit agreement, we borrowed $300 million. On January 10, 2007, borrowings under this facility were repaid in full and at such time the credit facility was terminated. During 2004, we assumed long-term secured mortgage notes of $94.7 million in connection with property acquisitions. Prior to 2004, we incurred long-term debt during the merger with Storage Trust in 1999 wherein we assumed $100 million in senior unsecured notes. We were unable to prepay these debt balances either because of the nature of the loan terms or because it was not economically advantageous to do so. While it is not our present intention to issue additional debt as a long-term financing strategy, we have broad powers to borrow in furtherance of our objectives without a vote of our shareholders. These powers are subject to a limitation on unsecured borrowings in our Bylaws described in "Limitations on Borrowings" below.

Issuance of senior securities: We have in the last three years, and expect to continue, to issue additional series of preferred stock that are senior to our Common Stock and Equity Stock. At December 31, 2006, we had approximately $2.9 billion of preferred stock outstanding, excluding two series that were called for redemption in December 2006 and subsequently redeemed on January 18, 2007 and February 20, 2007, respectively, and prior to issuing an additional $500 million of preferred stock in January 2007. The preferred stock, which was issued in series, has general preference rights with respect to liquidation and quarterly distributions. We intend to continue to issue preferred securities without a vote of our common shareholders.

Issuance of securities in exchange for property: We have issued both common and preferred equity in exchange for real estate and other investments in the last three years. On October 12, 2004, we issued $25 million in preferred units in conjunction with the acquisition of a self-storage business. Future issuances will be dependent upon market conditions at the time, including the market prices of our equity securities.

Joint Venture financing: We entered into two separate development joint venture partnerships since 1997 in order to provide development financing. The first development joint venture partnership was formed in 1997 and completed in 2001.

In November 1999, we formed PSAC Development Partners, L.P., (the "Consolidated Development Joint Venture") with a joint venture partner ("PSAC Storage Investors, LLC") whose partners include a third party institutional investor, owning approximately 35%, and Mr. Hughes, owning approximately 65%, to develop approximately $100 million of storage facilities. The Consolidated Development Joint Venture completed construction on 22 storage facilities with a total cost of approximately $108.6 million. On August 5, 2005 we acquired the third party institutional investor's partnership interest in PSAC Storage Investors, LLC for approximately $41.4 million in cash, and on November 17, 2005 we acquired Mr. Hughes' interest for an aggregate of $64.5 million in cash.

In January 2004, we entered into a joint venture partnership with an institutional investor for the purpose of acquiring up to $125.0 million of existing self-storage properties in the United States from third parties (the "Acquisition Joint Venture"). The venture is funded entirely with equity consisting of 30% from the Company and 70% from the institutional investor. For a six-month period beginning 54 months after formation, we have the right to acquire our joint venture partner's interest based upon the market value of the properties. If we do not exercise our option, our joint venture partner can elect to purchase our interest in the properties during a six-month period commencing upon expiration of our six-month option period. If our joint venture partner fails to exercise its option, the partnership will be liquidated and the proceeds will be distributed to the partners according to the joint venture agreement. As of December 31, 2006, the Acquisition Joint Venture owned interests in a total of 12 self-storage facilities. See Note 9 to our consolidated financial statements at December 31, 2006 for further discussion of the accounting for the Acquisition Joint Venture. We do not expect the Acquisition Joint Venture to acquire any additional facilities.

We may continue to form additional joint ventures to facilitate the funding of future developments or acquisitions.

Disposition of properties: We historically have disposed of self-storage facilities only because of condemnation proceedings, which compel us to sell. We do not presently expect to sell any significant number of self-storage facilities in the future, though there can be no assurance that we will not.

Investments in Real Estate and Real Estate Entities

Investment Policies and Practices with respect to our investments: Following are our investment practices and policies which, though we do not anticipate any significant alteration, can be changed by the Board of Directors without a shareholder vote:

- Our investments primarily consist of direct ownership of self-storage properties (the nature of our self-storage properties is described in Item 2, "Properties"), as well as partial interests in entities that own self-storage properties, which are primarily located in the United States.

- Our investments are acquired both for income and for capital gain.

- Our partial ownership interests primarily reflect general and limited partnership interests in entities that own self-storage facilities that are managed by us under the "Public Storage" brand name.

- Additional acquired interests in real estate (other than the acquisition properties from third parties) will include common equity interests in entities in which we already have an interest.

- To a lesser extent, we have interests in existing commercial properties (described in Item 2, "Properties"), containing commercial and industrial rental space, primarily through our investment in PSB.

- We have a "pipeline" of 56 development projects, including 48 expansions of real estate facilities, for a total estimated cost of approximately $266 million. See "Management's Discussion and Analysis of Financial Condition and Results of Operations – Liquidity and Capital Resources."

The following table outlines our ownership interest in self-storage facilities in the U.S. at December 31, 2006:

	Number of Storage Facilities	Net Rentable Square Footage of Storage Space (in thousands)
Consolidated self-storage facilities:		
Wholly-owned by the Company	1,490	95,005
Other consolidated facilities	491	28,998
	1,981	124,003
Facilities owned by unconsolidated entities	22	1,427
Total self-storage facilities in which the Company has an ownership interest	2,003	125,430

The following table outlines our ownership interest in self-storage facilities in Europe at December 31, 2006:

	Number of Storage Facilities	Net Rentable Square Footage of Storage Space (in thousands)
Consolidated self-storage facilities:		
Wholly-owned by the Company	103	5,581
Other consolidated facilities	63	3,108
Total self-storage facilities in which the Company has an ownership interest	166	8,689

In addition to our interest in self-storage facilities noted above, we own six commercial facilities with an aggregate of 520,000 net rentable square feet, three industrial facilities with an aggregate of 244,000 net rentable square feet used by the continuing containerized storage operations, and have 1,041,000 net rentable square feet of commercial space at certain of the self-storage facilities. The Company and the entities it controls also have a 44% common interest in PSB, which at December 31, 2006 owned and operated approximately 18.7 million net rentable square feet of commercial space.

Facilities Owned by Controlled Entities

In addition to our direct ownership of 1,490 self-storage facilities at December 31, 2006, we had controlling ownership interests in 52 entities owning an aggregate of 491 storage facilities in the U.S. and 63 in Europe. Because of our controlling interest in each of these entities, we consolidate the assets, liabilities, and results of operations of these entities on our financial statements.

Through the merger with Shurgard, we acquired two joint venture entities: First Shurgard SPRI (First Shurgard) formed in January 2003 and Second Shurgard SPRL (Second Shurgard) formed in May 2004. These joint ventures were expected to develop or acquire up to approximately 75 storage facilities in Europe. Shurgard Europe has a 20% interest in each of these ventures. We have determined that First Shurgard and Second Shurgard are each Variable Interest Entities (See Note 2 to our December 31, 2006 consolidated financial statements), and that we are the primary beneficiary. Accordingly, First Shurgard and Second Shurgard have been consolidated in our consolidated financial statements since the acquisition date. See Note 11 to our consolidated financial statements included elsewhere in this report for further discussion of the joint ventures acquired in the merger with Shurgard.

On September 5, 2006, we informed the joint venture partners of First Shurgard and Second Shurgard of our intention to purchase their interests in First Shurgard and Second Shurgard, pursuant to an "exit procedure" that we believe is provided for in the respective agreements. Our joint venture partners currently contest whether we have the right to purchase their interests under this procedure and, accordingly, it is uncertain as to whether we will acquire their interests pursuant to these provisions. On January 17, 2007, we filed an arbitration request to compel arbitration of the matter.

Following the merger with Shurgard, we acquired the minority interests in certain of Shurgard's joint ventures, for an aggregate of approximately $62,300,000 in cash. As a result of these transactions, we obtained the remaining interest in a total of 68 facilities located in the U.S.

Facilities Owned by Unconsolidated Entities

At December 31, 2006, we had ownership interests in PSB and five limited partnerships (collectively the "Unconsolidated Entities"). Our ownership interest in these entities is less than 50%.

Due to our limited ownership interest and limited control of these entities, we do not consolidate the accounts of these entities for financial reporting purposes and we account for such investments using the equity method. PSB, which files financial statements with the Securities and Exchange Commission, has debt and other obligations that are not included in our consolidated financial statements. The five limited partnerships do not have any significant amounts of debt or other obligations. See Note 6 to our consolidated financial statements for the year ended December 31, 2006 for further disclosure regarding the assets and liabilities of the Unconsolidated Entities.

The following chart sets forth, as of December 31, 2006, the entities in which we have a controlling interest and the entities in which we have a minority interest:

Subsidiaries (Controlled Entities) of the Company	Entities in which we have a Minority Interest (Unconsolidated Entities)
Capital Hill Partners, A Limited Partnership	Public Storage Alameda, Ltd. (5)
Carson Storage Partners, Ltd.	Public Storage Glendale Freeway, Ltd. (10)
Carson Storage Ventures	Metropublic Storage Fund (11)
Connecticut Storage Fund	PS Business Parks, Inc. (12)
Del Amo Storage Partners, Ltd.	Public Storage Crescent Fund, Ltd. (13)
Downey Storage Partners, Ltd. (1)	PSAF Acquisition Partners, Ltd.
Huntington Beach Storage Partners, Ltd.	
Monterey Park Properties, Ltd. (2)	
PS Orangeco Partnerships, Inc.	
PS Partners, Ltd.	
PS Partners VIII, Ltd.	
PS Texas Holdings, II, Ltd.	
Public Storage Properties IV, Ltd. (3)	
Public Storage Properties V, Ltd. (4)	
PSA Institutional Partners, L.P.	
PS HKBF, LLC	
Public Storage Euro Fund III, Ltd. (5)	
Public Storage Euro Fund IV, Ltd. (5)	
Public Storage Euro Fund V, Ltd. (5)	
Public Storage Euro Fund VI, Ltd. (5)	
Public Storage Euro Fund VII, Ltd. (5)	
Public Storage Euro Fund VIII, Ltd. (5)	
Public Storage Euro Fund IX, Ltd. (5)	
Public Storage Euro Fund X, Ltd. (5)	
Public Storage Euro Fund XI, Ltd. (5)	
Public Storage Euro Fund XII, Ltd. (5)	
Public Storage Euro Fund XIII, Ltd. (5)	
Public Storage German Fund II, Ltd. (5)	
Public Storage Institutional Fund	
Public Storage Institutional Fund III	
Public Storage Partners, Ltd. (6)	
Public Storage Partners II, Ltd. (7)	
Public Storage Properties, Ltd. (8)	
Secure Mini-Storage	
Shurgard/Canyon Park Self Storage, Ltd.	
Shurgard-Freeman Franklin/Rivergate JV	
Shurgard-Freeman Hermitage JV	
Shurgard-Freeman Hickory Hollow JV	
Shurgard-Freeman Medical Center JV	
Shurgard-Freeman Memphis LLC	
Shurgard-Freeman South Main JV	
Shurgard-Freeman Stones River JV	
Shurgard Resco LLC	
Shurgard Resco II, LLC	
Shurgard Resco III, LLC	
Shurgard TRC Self Storage Development LLC	
STOR-Re Mutual Insurance Company, Inc.	
Storage Trust Properties, L.P.	
Van Nuys Storage Partners, Ltd. (9)	
Whittier Storage Partners, Ltd.	
First Shurgard SPRI	
Second Shurgard SPRL	

(1) B. Wayne Hughes owns approximately 2.8% of the limited partnership interest of this entity.
(2) B. Wayne Hughes owns approximately 4.4% of the limited partnership interest of this entity.
(3) The Hughes Family owns 20% of the general partner interests and 15.5% of the limited partnership interests of this entity.
(4) The Hughes Family owns 20% of the general partner interests and 11.4% of the limited partnership interests of this entity.

(5) B. Wayne Hughes owns approximately 20% of the general partner interest of these entities.
(6) The Hughes Family owns approximately 24.3% of the limited partnership interest of this entity.
(7) The Hughes Family owns approximately 11.9% of the limited partnership interest of this entity.
(8) The Hughes Family owns 20% of the general partner interests and 30.5% of the limited partnership interests of this entity.
(9) B. Wayne Hughes owns approximately 17.4% of the limited partnership interest of this entity.
(10) B. Wayne Hughes is a general partner in this entity and owns a 0.02% equity interest.
(11) B. Wayne Hughes is a general partner of this entity, and has no economic interest.
(12) B. Wayne Hughes owns approximately 0.5% of the common shares of PS Business Parks, Inc.
(13) B. Wayne Hughes owns approximately 17.9% of the general partnership interest of this entity.

Prohibited Investments and Activities

Our Bylaws prohibit us from purchasing properties in which the Company's officers or directors have an interest, or from selling properties to such persons, unless the transactions are approved by a majority of the independent directors and are fair to the Company based on an independent appraisal. This Bylaw provision may be changed with shareholder approval. See "Limitations on Debt" below for other restrictions in the Bylaws.

Borrowings

We have a $200 million revolving line of credit (the "Credit Agreement") that has a maturity date of April 1, 2007 and bears an annual interest rate ranging from the London Interbank Offered Rate ("LIBOR") plus 0.50% to LIBOR plus 1.20% depending on our credit ratings (LIBOR plus 0.50% as of December 31, 2006). In addition, we are required to pay a quarterly commitment fee ranging from 0.15% per annum to 0.30% per annum depending on our credit ratings (the fee was 0.15% per annum as of December 31, 2006). At December 31, 2006, we had $45 million in outstanding borrowings under our $200 million bank line of credit. At February 28, 2007, we had $80 million in outstanding borrowings on our line of credit.

The Credit Agreement includes various covenants, the more significant of which require us to (i) maintain a balance sheet leverage ratio of less than 0.55 to 1.00, (ii) maintain certain quarterly interest and fixed-charge coverage ratios (as defined) of not less than 2.25 to 1.0 and 1.5 to 1.0, respectively, and (iii) maintain a minimum total shareholders' equity (as defined). In addition, we are limited in our ability to incur additional borrowings (we are required to maintain unencumbered assets with an aggregate book value equal to or greater than 1.5 times our unsecured recourse debt). We were in compliance with all the covenants of the Credit Agreement at December 31, 2006. This credit facility expires on April 10, 2007. We are currently in the process of obtaining a new credit facility which we anticipate will have $300 million of available borrowing capacity, as well as improved financing spreads and covenants. We expect the new credit facility to be in place prior to the expiration of the existing facility.

On December 27, 2006, we entered into a $300 million unsecured short-term credit agreement with a commercial bank. Pursuant to the credit agreement, we borrowed $300 million and had this amount outstanding at December 31, 2006.

At December 31, 2006, in addition to borrowings under our credit facilities.we had (i) $475.4 million of unsecured notes payable, (ii) $266.7 million of mortgage notes secured by facilities in the U.S., (iii) $717.7 million of notes payable secured by facilities located in Europe and (iv) other miscellaneous debt totaling $43.9 million.

Our debt level is much higher than we are accustomed to and is a result of $1.3 billion of debt we have at December 31, 2006 that we assumed in our merger with Shurgard.

Our goal is to continue to reduce the level of debt outstanding to a level that is acceptable to us. In this regard, on January 2, 2007 we retired approximately $429 million of notes payable that was secured by 102 of our facilities located in Europe. In addition, on January 10, 2007, we retired $300.0 million of borrowings on a bank credit facility and subsequently terminated the facility. We financed the repayments with the net proceeds from the issuance of preferred stock that was issued in early January 2007 combined with additional cash on hand.

Subject to a limitation on unsecured borrowings in our Bylaws (described below), we have broad powers to borrow in support of our objectives. We have incurred in the past, and may incur in the future, both short-term and long-term indebtedness to increase our funds available for investment in real estate, capital expenditures and distributions.

Limitations on Debt

The Bylaws provide that the Board of Directors shall not authorize or permit the incurrence of any obligation by the Company, which would cause our "Asset Coverage" of our unsecured indebtedness to become less than 300%. Asset Coverage is defined in the Bylaws as the ratio (expressed as a percentage) by which the value of the total assets (as defined in the Bylaws) of the Company less the Company's liabilities (except liabilities for unsecured borrowings) bears to the aggregate amount of all unsecured borrowings of the Company. This Bylaw provision may be changed only upon a shareholder vote.

Our Bylaws prohibit us from issuing debt securities in a public offering unless our "cash flow" (which for this purpose means net income, exclusive of extraordinary items, plus depreciation) for the most recent 12 months for which financial statements are available, adjusted to give effect to the anticipated use of the proceeds from the proposed sale of debt securities, would be sufficient to pay the interest on such securities. This Bylaw provision may be changed only upon a shareholder vote.

Without the consent of holders of the various series of Senior Preferred Stock, we may not take any action that would result in a ratio of "Debt" to "Assets" (the "Debt Ratio") in excess of 50%. As of December 31, 2006, the Debt Ratio was approximately 16%. "Debt" means the liabilities (other than "accrued and other liabilities" and "minority interest") that should, in accordance with accounting principles generally accepted in the United States, be reflected on our consolidated balance sheet at the time of determination. "Assets" means our total assets before a reduction for accumulated depreciation and amortization that should, in accordance with generally accepted accounting principles, be reflected on the consolidated balance sheet at the time of determination.

Our bank and senior unsecured debt agreements contain various financial covenants, including limitations on the level of indebtedness of 30% of total capitalization (as defined) and the prohibition of the payment of dividends upon the occurrence of an event of default (as defined).

Employees

We have approximately 6,000 employees in the United States and Europe at December 31, 2006 who render services on behalf of the Company, primarily personnel engaged in property operations. None of our employees in the U.S. are covered by a collective bargaining agreement. Two countries in Europe have employees represented through an internal collective bargaining council. We believe that our relations with our employees are generally good.

Federal Income Tax

We believe that we have operated, and intend to continue to operate, in such a manner as to qualify as a REIT under the Internal Revenue Code of 1986, but no assurance can be given that we will at all times so qualify. To the extent that we continue to qualify as a REIT, we will not be taxed, with certain limited exceptions, on the taxable income (including gains from the sale of securities and properties) that we distribute to our shareholders. Our taxable REIT subsidiaries will be taxed on their taxable income.

For Federal tax purposes, our distributions to our shareholders are treated by the shareholders as ordinary income, capital gains, return of capital or a combination thereof. Ordinary income dividends to our shareholders will not generally be eligible for the lower tax rates that apply to "qualified dividend income."

Insurance

We believe our properties are adequately insured. Our facilities have historically carried comprehensive insurance, including property, earthquake, general liability and workers compensation, through nationally recognized insurance carriers and through our captive insurance programs (described below). Our captive insurance programs also insure affiliates of the Company.

For losses incurred prior to April 1, 2004, our captive insurance activities were conducted through STOR-Re Mutual Insurance Company, Inc. ("STOR-Re"), an association captive insurance company owned by the Company, the Consolidated Entities, and the Unconsolidated Entities. For losses incurred after March 31, 2004, these activities were conducted by an entity wholly owned by the Company, PS Insurance Company Hawaii, Ltd. ("PSIC-H").

The Company, STOR-Re, PSIC-H and its affiliates' maximum aggregate annual exposure for losses that are below the deductibles set forth in the third-party insurance contracts, assuming multiple significant events occur, is approximately $35 million. In addition, if losses exhaust the third-party insurers' limit of coverage of $125 million for property coverage (a maximum of $80 million with respect to earthquake coverage) and $102 million for general liability, our exposure could be greater. These limits are higher than estimates of maximum probable losses that could occur from individual catastrophic events (i.e. earthquake and wind damage) determined in recent engineering and actuarial studies.

Our tenant insurance program reinsures policies against claims for losses to goods stored by tenants at our self-storage facilities. Throughout 2004 and 2005, we had third-party insurance coverage for claims paid exceeding $500,000 resulting from any individual event, to a limit of $10,000,000. Effective January 1, 2006, such coverage was revised to cover claims paid exceeding $1,500,000 resulting from any individual event, to a limit of $9,000,000. At December 31, 2006, we had approximately 403,000 reinsured policies outstanding representing aggregate coverage of approximately $1.0 billion.

ITEM 1A. Risk Factors

In addition to the other information in our Form 10-K, you should consider the following factors in evaluating the Company:

We are subject to additional risks as a result of the Shurgard merger.

In addition to the general risks related to real estate described below which may also adversely impact Shurgard's operations, we are also subject to the following risks in connection with the Shurgard merger and integrating Shurgard into our operations, including without limitation the following:

- difficulties in completing the integration of operations, technologies and personnel of Shurgard;
- inability to realize or delays in realizing expected synergies;
- unanticipated operating costs;
- diversion of our management's attention away from other business concerns;
- exposure to any undisclosed or unknown potential liabilities of Shurgard and;
- risks related to real estate markets in Europe which are new markets for us.

We have never undertaken to integrate a company as large as Shurgard or one with overseas operations. The success of the merger will depend, in part, on our ability to realize the anticipated cost savings from combining the businesses of Public Storage and Shurgard. However, to realize the anticipated benefits from the merger, we must successfully compare the combination of the businesses of Public Storage and Shurgard in a manner that permits those cost savings to be realized. If we are not able to successfully achieve these objectives, the anticipated benefits of the merger may not be realized fully or at all or may take longer or cost more to realize than expected. It is possible that the integration process could result in a decline in occupancy and/or rental rates, the disruption of each company's ongoing businesses or inconsistencies in standards, controls, procedures, practices, policies and compensation arrangements that adversely affect our ability to maintain relationships with tenants and employees or to achieve the anticipated benefits of the merger. Further, the size of the transaction may make completing the integration of Public Storage and Shurgard difficult, expensive and disruptive, adversely affecting the combined company's revenues and earnings, and implementation of merger integration efforts may divert management's attention from other strategic priorities. In addition, the merger was structured so that it should have been a taxable transaction for U.S. Federal income tax purposes. As a result, the combined company should have the benefit of a step-up in tax basis in Shurgard's assets. It is possible that the IRS may challenge the step-up in basis. If such challenge were sustained, we would not achieve this benefit, which would reduce our depreciation deductions and our ability to retain cash flow.

We also acquired Shurgard's international operations in Europe, which consist principally of facilities that have been completed in the last few years and are in various stages of fill-up. Shurgard's international operations have not been profitable, and there is no assurance they will ultimately be profitable. Also, Shurgard had a number of non-stabilized properties and construction activity, and delays in construction and fill-up could result in additional costs. We have limited experience in European operations, which may adversely impact our ability to operate profitably in Europe. In addition, these operations have specific inherent risks, including without limitation the following:

- currency risks, including currency fluctuations and risks related to foreign currency hedging activities;
- unexpected changes in legislative and regulatory requirements;
- potentially adverse tax burdens;
- burdens of complying with different permitting standards, environmental and labor laws and a wide variety of foreign laws;
- obstacles to the repatriation of earnings and cash;
- regional, national and local political uncertainty;
- economic slowdown and/or downturn in foreign markets;
- difficulties in staffing and managing international operations;
- reduced protection for intellectual property in some countries; and
- inability to effectively control less than wholly owned partnerships and joint ventures.

Shurgard also held many of its properties through interests in joint ventures that we acquired and which have additional risks, including risks related to the financial strength, common business goals and strategies and cooperation of the venture partner, as well as the inability to take some actions that may require approval by the venture partner. In addition, Shurgard held substantially all of its real estate investments in Europe indirectly through partnerships and joint venture arrangements. If we are unable to effectively control these indirect investments, there is a risk that our ownership of the joint ventures could cause us to lose our REIT status. These investments also carry the risks that we may not control the legal entity that has title to the real estate, that the enterprise in which we invested may have liabilities that weren't disclosed at the time of the investment, and the risk that these investments may not be easily sold or readily accepted as collateral by our lenders.

As a share of total operations, particularly in Europe, Shurgard had more recently developed properties whose occupancies have not stabilized and had more construction activity than Public Storage, which increase costs. Delays in construction and fill-up could result in additional cost.

Some of the facilities we acquired in the Shurgard merger will be subject to property tax reappraisal that could increase property tax expense and adversely affect our profitability. Up to 17% of the domestic properties we acquired in the merger are located in jurisdictions that may provide for property tax reappraisal upon a change of ownership and so may face such a reassessment.

We have assumed, based on public filings, that Shurgard qualified as a real estate investment trust for United States federal income tax purposes, referred to hereinafter as a REIT, and that we would be able to continue to qualify as a REIT following the Shurgard merger. However, if Shurgard failed to qualify as a REIT, we generally would have succeeded to or incurred significant tax liabilities (including the significant tax liability that would have resulted from the deemed sale of assets by Shurgard pursuant to the merger) and we could possibly lose our REIT status should disqualifying activities continue after the Shurgard merger.

The Shurgard debt agreements we assumed also have covenants that could limit our activities. Failure to comply with such covenants could cause a default under the applicable debt agreement, which could allow the lenders or other debt holders to declare all borrowings outstanding to be due and payable.

Public Storage shareholders incurred immediate dilution following completion of the Shurgard merger.

Public Storage shareholders incurred immediate dilution in connection with the merger. During 2005, Public Storage shareholders would have incurred a loss of $0.80 per share (diluted) on a pro forma basis compared to earnings of $1.97 per share (diluted) on a historical basis primarily as a result of an increase in depreciation and amortization expense.

The Hughes family could control us and take actions adverse to other shareholders.

At December 31, 2006, B. Wayne Hughes, Chairman of the Board and his family (the "Hughes family") owned approximately 26.7% of our aggregate outstanding shares of common stock. Consequently, the Hughes family could control matters submitted to a vote of our shareholders, including electing directors, amending our organizational documents, dissolving and approving other extraordinary transactions, such as a takeover attempt, even though such actions may not be favorable to the other common shareholders.

Provisions in our organizational documents may prevent changes in control.

Restrictions in our organizational documents may further limit changes in control. Unless our Board of Directors waives these limitations, no shareholder may own more than (1) 2.0% of our outstanding shares of our common stock or (2) 9.9% of the outstanding shares of each class or series of our preferred or equity stock. Our organizational documents in effect provide, however, that the Hughes family may continue to own the shares of our common stock held by them at the time of the 1995 reorganization. Our Board has authorized the Hughes family to acquire additional shares of our common stock to maintain their pre-merger holding percentage. These limitations are designed, to the extent possible, to avoid a concentration of ownership that might jeopardize our ability to qualify as a real estate investment trust or REIT. These limitations, however, also may make a change of control significantly more difficult (if not impossible) even if it would be favorable to the interests of our public shareholders. These provisions will prevent future takeover attempts not approved by our board of directors even if a majority of our public shareholders deem it to be in their best interests because they would receive a premium for their shares over the shares' then market value or for other reasons.

We would incur adverse tax consequences if we or Shurgard failed to qualify as a REIT.

We have assumed, based on public filings, that Shurgard qualified as a real estate investment trust for United States federal income tax purposes, referred to hereinafter as a REIT, and that we will be able to continue to qualify as a REIT following the Shurgard merger. However, if Shurgard failed to qualify as a REIT, we generally would have succeeded to or incurred significant tax liabilities (including the significant tax liability that would have resulted from the deemed sale of assets by Shurgard pursuant to the merger) and we could possibly lose our REIT status should disqualifying activities continue after the Shurgard merger.

Investors are also subject to the risk that we may not qualify as a REIT. REITs are subject to a range of complex organizational and operational requirements. As a REIT, we must distribute with respect to each year at least 90% of our REIT taxable income to our shareholders. Other restrictions apply to our income and assets. Our REIT status is also dependent upon the ongoing qualification of our affiliate, PS Business Parks, Inc., as a REIT, as a result of our substantial ownership interest in that company.

For any taxable year that we fail to qualify as a REIT and are unable to avail ourselves of certain savings provisions set forth in the Internal Revenue Code of 1986, we would be subject to federal income tax at the regular corporate rates on all of our taxable income, whether or not we make any distributions to our shareholders. Those taxes would reduce the amount of cash available for distribution to our shareholders or for reinvestment and would adversely affect our earnings. As a result, our failure to qualify as a REIT during any taxable year could have a material adverse effect upon us and our shareholders. Furthermore, unless certain relief provisions apply, we would not be eligible to elect REIT status again until the fifth taxable year that begins after the first year for which we fail to qualify.

We may pay some taxes, reducing cash available for shareholders.

Even if we qualify as a REIT for federal income tax purposes, we are required to pay some federal, state and local taxes on our income and property. Several corporate subsidiaries of the Company have elected to be treated as "taxable REIT subsidiaries" of the Company for federal income tax purposes since January 1, 2001. A taxable REIT subsidiary is taxable as a regular corporation and is limited in its ability to deduct interest payments made to us in excess of a certain amount. In addition, if we receive certain payments and the economic arrangements among our taxable REIT subsidiaries and us are not comparable to similar arrangements among unrelated parties we will be subject to a 100% penalty tax on those payments. To the extent that the Company or any taxable REIT subsidiary is required to pay federal, state or local taxes, we will have less cash available for distribution to shareholders.

We have become increasingly dependent upon automated processes and the Internet and are faced with security system risks.

We have become increasingly centralized and dependent upon automated information technology processes. As a result, we could be severely impacted by a catastrophic occurrence, such as a natural disaster or a terrorist attack. In addition, a portion of our business operations are conducted over the Internet, increasing the risk of viruses that could cause system failures and disruptions of operations. Experienced computer programmers may be able to penetrate our network security and misappropriate our confidential information, create system disruptions or cause shutdowns.

Certain securities have a liquidation preference over our common stock and equity stock, Series A.

If we liquidated, holders of our preferred securities would be entitled to receive liquidating distributions, plus any accrued and unpaid distributions, before any distribution of assets to the holders of our common stock and equity stock, series A. Holders of preferred securities are entitled to receive, when declared by our board of directors, cash distributions in preference to holders of our common stock and equity stock, Series A.

Since our business consists primarily of acquiring and operating real estate, we are subject to real estate operating risks.

The value of our investments may be reduced by general risks of real estate ownership. Since we derive substantially all of our income from real estate operations, we are subject to the general risks of owning real estate-related assets, including:

- lack of demand for rental spaces or units in a locale;
- changes in general economic or local conditions;
- natural disasters, such as earthquakes;
- potential terrorist attacks;
- changes in supply of or demand for similar or competing facilities in an area;
- the impact of environmental protection laws;
- changes in interest rates and availability of permanent mortgage funds which may render the sale or financing of a property difficult or unattractive;

- changes in tax, real estate and zoning laws; and
- tenant claims.

In addition, we self-insure certain of our property loss, liability, and workers compensation risks for which other real estate companies may use third-party insurers. This results in a higher risk of losses that are not covered by third-party insurance contracts, as described in Note 17 under "Insurance and Loss Exposure" to our consolidated financial statements at December 31, 2006.

There is significant competition among self-storage facilities and from other storage alternatives. Most of our properties are self-storage facilities, which generated most of our revenue for the year ended December 31, 2006. Local market conditions will play a significant part in how competition will affect us. Competition in the market areas in which many of our properties are located from other self-storage facilities and other storage alternatives is significant and has affected the occupancy levels, rental rates and operating expenses of some of our properties. Any increase in availability of funds for investment in real estate may accelerate competition. Further development of self-storage facilities may intensify competition among operators of self-storage facilities in the market areas in which we operate.

We may incur significant environmental costs and liabilities. As an owner and operator of real properties, under various federal, state and local environmental laws, we are required to clean up spills or other releases of hazardous or toxic substances on or from our properties. Certain environmental laws impose liability whether or not the owner knew of, or was responsible for, the presence of the hazardous or toxic substances. In some cases, liability may not be limited to the value of the property. The presence of these substances, or the failure to properly remediate any resulting contamination, whether from environmental or microbial issues, also may adversely affect the owner's or operator's ability to sell, lease or operate its property or to borrow using its property as collateral.

We have conducted preliminary environmental assessments of most of our properties (and intend to conduct these assessments in connection with property acquisitions) to evaluate the environmental condition of, and potential environmental liabilities associated with, our properties. These assessments generally consist of an investigation of environmental conditions at the property (not including soil or groundwater sampling or analysis), as well as a review of available information regarding the site and publicly available data regarding conditions at other sites in the vicinity. In connection with these property assessments, our operations and recent property acquisitions, we have become aware that prior operations or activities at some facilities or from nearby locations have or may have resulted in contamination to the soil or groundwater at these facilities. In this regard, some of our facilities are or may be the subject of federal or state environment investigations or remedial actions. We have obtained, with respect to recent acquisitions, and intend to obtain with respect to pending or future acquisitions, appropriate purchase price adjustments or indemnifications that we believe are sufficient to cover any related potential liability. Although we cannot provide any assurance, based on the preliminary environmental assessments, we believe we have funds available to cover any liability from environmental contamination or potential contamination and we are not aware of any environmental contamination of our facilities material to our overall business, financial condition or results of operation.

There has been an increasing number of claims and litigation against owners and managers of rental properties relating to moisture infiltration, which can result in mold or other property damage. When we receive a complaint concerning moisture infiltration, condensation or mold problems and/or become aware that an air quality concern exists, we implement corrective measures in accordance with guidelines and protocols we have developed with the assistance of outside experts. We seek to work proactively with our tenants to resolve moisture infiltration and mold-related issues, subject to our contractual limitations on liability for such claims. However, we can make no assurance that material legal claims relating to moisture infiltration and the presence of, or exposure to, mold will not arise in the future.

Delays in development and fill-up of our properties would reduce our profitability. Since January 1, 2002, through December 31, 2006, we have opened 46 newly developed self-storage facilities. In addition, our development "pipeline" in the United States and Europe at December 31, 2006 consist of 56 projects with total estimated costs of $266 million. We anticipate the development of these 56 projects to be completed in the next two years. Construction delays due to weather, unforeseen site conditions, personnel problems, and other factors, as well as cost overruns, would adversely affect our profitability. Delays in the rent-up of newly developed facilities as a result of competition or other factors would also adversely impact our profitability.

Property taxes can increase and cause a decline in yields on investments. Each of our properties is subject to real property taxes. These real property taxes may increase in the future as property tax rates change and as our properties are assessed or reassessed by tax authorities. Such increases could adversely impact our profitability.

We must comply with the Americans with Disabilities Act and fire and safety regulations, which can require significant expenditures. All our properties must comply with the Americans with Disabilities Act and with related regulations (the "ADA"). The ADA has separate compliance requirements for "public accommodations" and "commercial facilities," but generally requires that buildings be made accessible to persons with disabilities. Various state laws impose similar requirements. A failure to comply with the ADA or similar state laws could result in government imposed fines on us and could award damages to individuals affected by the failure. In addition, we must operate our properties in compliance with numerous local fire and safety regulations, building codes, and other land use regulations. Compliance with these requirements can require us to spend substantial amounts of money, which would reduce cash otherwise available for distribution to shareholders. Failure to comply with these requirements could also affect the marketability of our real estate facilities.

Any failure by us to manage acquisitions and other significant transactions successfully could negatively impact our financial results. As an increasing part of our business, we acquire other self-storage facilities. We also evaluate from time to time other significant transactions. If these facilities are not properly integrated into our system, our financial results may suffer.

We incur liability from employment related claims. From time to time we must resolve employment related claims by corporate level and field personnel.

We have no interest in Canadian self-storage facilities owned by the Hughes family.

The Hughes Family has ownership interests in, and operates, approximately 44 self-storage facilities in Canada under the name "Public Storage." We currently do not own any interests in these facilities nor do we own any facilities in Canada. We have a right of first refusal to acquire the stock or assets of the corporation engaged in the operation of the self-storage facilities in Canada if the Hughes family or the corporation agrees to sell them. However, we have no ownership interest in the operations of this corporation, have no right to acquire their stock or assets unless the Hughes family decides to sell, and receive no benefit from the profits and increases in value of the Canadian self-storage facilities.

Prior to December 31, 2003, Company personnel were engaged in the supervision and the operation of these properties and provided certain administrative services for the Canadian owners, and certain other services, primarily tax services, with respect to certain other Hughes Family interests. The Hughes Family and the Canadian owners reimbursed us at cost for these services in the amount of $542,499 with respect to the Canadian operations and $151,063 for other services during 2003 (in United States dollars). There were conflicts of interest in allocating time of our personnel between Company properties, the Canadian properties, and certain other Hughes Family interests. The sharing of Company personnel with the Canadian entities was substantially eliminated by December 31, 2003.

Through our subsidiaries, we continue to reinsure risks relating to loss of goods stored by tenants in the self-storage facilities in Canada. We acquired the tenant insurance business on December 31, 2001 through our acquisition of PSIC. For each of the years ended December 31, 2006 and 2005, PSIC received $989,000 and $1,052,000 respectively, in reinsurance premiums attributable to the Canadian Facilities. Since PSIC's right to provide tenant reinsurance to the Canadian Facilities may be qualified, there is no assurance that these premiums will continue.

Increases in interest rates may adversely affect the price of our common stock.

One of the factors that influences the market price of our common stock and our other securities is the annual rate of distributions that we pay on the securities, as compared with interest rates. An increase in interest rates may lead purchasers of REIT shares to demand higher annual distribution rates, which could adversely affect the market price of our common stock and other securities.

Terrorist attacks and the possibility of wider armed conflict may have an adverse impact on our business and operating results and could decrease the value of our assets.

Terrorist attacks and other acts of violence or war, such as those that took place on September 11, 2001, could have a material adverse impact on our business and operating results. There can be no assurance that there will not be further terrorist attacks against the United States or its businesses or interests. Attacks or armed conflicts that directly impact one or more of our properties could significantly affect our ability to operate those properties and thereby impair our operating results. Further, we may not have insurance coverage for losses caused by a terrorist attack. Such insurance may not be available, or if it is available and we decide to obtain such terrorist coverage, the cost for the insurance may be significant in relationship to the risk overall. In addition, the adverse effects that such violent acts and threats of future attacks could have on the United States economy could similarly have a material adverse effect on our business and results of operations. Finally, further terrorist acts could cause the United States to enter into a wider armed conflict, which could further impact our business and operating results.

Developments in California may have an adverse impact on our business.

We are headquartered in, and approximately one-fifth of our properties in the United States are located in, California. California is facing budgetary problems. Action that may be taken in response to these problems, such as an increase in property taxes on commercial properties, could adversely impact our business and results of operations. In addition, we could be adversely impacted by efforts to reenact legislation mandating medical insurance for employees of California businesses and members of their families.

ITEM 1B. Unresolved Staff Comments

Not applicable.

ITEM 2. Properties

At December 31, 2006, we had direct and indirect ownership interests in 2,003 and 166 storage facilities located in 38 states within the U.S. and seven Western European nations, respectively:

	At December 31, 2006	
	Number of Storage Facilities (a)	Net Rentable Square Feet (in thousands)
United States:		
California:		
Southern	198	13,399
Northern	170	9,845
Texas	235	15,375
Florida	191	12,452
Illinois	123	7,800
Washington	91	5,954
Georgia	90	5,835
North Carolina	69	4,775
Virginia	78	4,407
New York	61	3,921
Colorado	60	3,810
New Jersey	56	3,492
Maryland	55	3,085
Minnesota	44	2,990
Michigan	43	2,755
Arizona	37	2,259
Missouri	38	2,144
South Carolina	40	2,131
Oregon	38	1,955
Tennessee	33	1,883
Indiana	31	1,880
Pennsylvania	28	1,867
Ohio	30	1,860
Nevada	22	1,404
Kansas	22	1,310
Massachusetts	19	1,179
Wisconsin	16	1,030
Other states (12 states)	85	4,633
Total – U.S.	2,003	125,430
Europe:		
France	50	2,606
Netherlands	32	1,664
Sweden	25	1,335
Belgium	21	1,219
United Kingdom	19	905
Germany	11	550
Denmark	8	410
Total - Europe	166	8,689
Grand Total	2,169	134,119

(a) Includes 2,147 self-storage facilities owned by the Company and entities consolidated with the Company. The remaining 22 facilities are self-storage facilities owned by entities in which the Company has an interest; however, the Company does not consolidate such entities. See Schedule III: Real Estate and Accumulated Depreciation in the Company's 2006 financials, for a complete list of properties consolidated by the Company.

Our facilities are generally operated to maximize cash flow through the regular review and, when warranted by market conditions, adjustment of rents charged to our tenants. For the year ended December 31, 2006, the weighted average occupancy level and the average total rental income per rentable square foot for our self-storage facilities were approximately 89% and $12.39, respectively in the U.S. and 76% and $23.30, respectively in Europe. Included in the 2,169 storage facilities are 46 newly developed facilities opened since January 1, 2002.

At December 31, 2006, 263 of our facilities were encumbered by an aggregate of $984.3 million in mortgage notes payable.

We have no specific policy as to the maximum size of any one particular self-storage facility. However, none of our facilities involves, or is expected to involve, 1% or more of our total assets, gross revenues or net income.

Description of Self-Storage Facilities: Self-storage facilities, which comprise the majority of our investments, are designed to offer accessible storage space for personal and business use at a relatively low cost. A user rents a fully enclosed space, which is for the user's exclusive use and to which only the user has access on an unrestricted basis during business hours. On-site operation is the responsibility of property managers who are supervised by district managers. Some self-storage facilities also include rentable uncovered parking areas for vehicle storage, as well as space for portable storage containers. Leases for storage facility space may be on a long-term or short-term basis, although typically spaces are rented on a month-to-month basis. Rental rates vary according to the location of the property, the size of the storage space and length of stay. All of our self-storage facilities in the United States are operated under the "Public Storage" brand name, while our facilities in Europe are operated under the "Shurgard" brand name.

Users of space in self-storage facilities include individuals and businesses. Individuals usually obtain this space for storage of furniture, household appliances, personal belongings, motor vehicles, boats, campers, motorcycles and other household goods. Businesses normally employ this space for storage of excess inventory, business records, seasonal goods, equipment and fixtures.

Our self-storage facilities generally consist of three to seven buildings containing an aggregate of between 350 to 750 storage spaces, most of which have between 25 and 400 square feet and an interior height of approximately 8 to 12 feet.

We experience minor seasonal fluctuations in the occupancy levels of self-storage facilities with occupancies generally higher in the summer months than in the winter months. We believe that these fluctuations result in part from increased moving activity during the summer months.

Our self-storage facilities are geographically diversified and are located primarily in or near major metropolitan markets in 38 states in the United States and seven Western European nations. Generally our self-storage facilities are located in heavily populated areas and close to concentrations of apartment complexes, single family residences and commercial developments. However, there may be circumstances in which it may be appropriate to own a property in a less populated area, for example, in an area that is highly visible from a major thoroughfare and close to, although not in, a heavily populated area. Moreover, in certain population centers, land costs and zoning restrictions may create a demand for space in nearby less populated areas.

Competition from other self-storage facilities as well as other forms of storage in the market areas in which many of our properties are located is significant and has affected the occupancy levels, rental rates, and operating expenses of many of our properties.

Since our investments are primarily self-storage facilities, our ability to preserve our investments and achieve our objectives is dependent in large part upon success in this field. Historically, upon stabilization after an initial fill-up period, our self-storage facility interests have generally shown a high degree of consistency in generating cash flows, despite changing economic conditions. We believe that our self-storage facilities, upon stabilization, have attractive characteristics consisting of high profit margins, a broad tenant base and low levels of capital expenditures to maintain their condition and appearance.

Commercial Properties: In addition to our interests in 2,169 self-storage facilities, we have an interest in PSB, which, as of December 31, 2006, owns and operates approximately 18.7 million net rentable square feet in eight states. At December 31, 2006, our investment in PSB represents 2.5% of our total assets based upon book value of $283.7 million. The market value of our investment in PSB at December 31, 2006 of approximately $899.7 million represents 8.0% of the book value of our total assets at December 31, 2006 of approximately $11.2 billion. We also directly own six commercial properties with 520,000 net rentable square feet, have 1,041,000 net rentable square feet of commercial space that is located at certain of the self-storage facilities, and own three industrial facilities with an aggregate of 244,000 net rentable square feet that are being used by the continuing containerized storage operations.

The commercial properties owned by PSB consist of flex space, office space and industrial space. Flex space is defined as buildings that are configured with a combination of part warehouse space and part office space and can be designed to fit a wide variety of uses. The warehouse component of the flex space has a variety of uses including light manufacturing and assembly, storage and warehousing, showroom, laboratory, distribution and research and development activities. The office component of flex space is complementary to the warehouse component by enabling businesses to accommodate management and production staff in the same facility. PSB also owns low-rise suburban office space, generally either in business parks that combine office and flex space or in desirable submarkets where the economics of the market demand an office build-out. PSB also owns industrial space that has characteristics similar to the warehouse component of the flex space.

Environmental Matters: Our policy is to accrue environmental assessments and estimated remediation cost when it is probable that such efforts will be required and the related costs can be reasonably estimated. Our current practice is to conduct environmental investigations in connection with property acquisitions. Although there can be no assurance, we are not aware of any environmental contamination of any of our facilities, which individually or in the aggregate would be material to our overall business, financial condition, or results of operations.

ITEM 3. Legal Proceedings

Serrao v. Public Storage, Inc. (filed April 2003) (Superior Court of California – Orange County)

The plaintiff in this case filed a suit against the Company on behalf of a putative class of renters who rented self-storage units from the Company. Plaintiff alleges that the Company misrepresented the size of its storage units, has brought claims under California statutory and common law relating to consumer protection, fraud, unfair competition, and negligent misrepresentation, and is seeking monetary damages, restitution, and declaratory and injunctive relief.

The claim in this case is substantially similar to those in Henriquez v. Public Storage, Inc., which was disclosed in prior reports. In January 2003, the plaintiff caused the Henriquez action to be dismissed.

Based upon the uncertainty inherent in any putative class action, we cannot presently determine the potential damages, if any, or the ultimate outcome of this litigation. On November 3, 2003, the court granted our motion to strike the plaintiff's nationwide class allegations and to limit any putative class to California residents only. In August 2005, we filed a motion to remove the case to federal court, but the case has been remanded to the Superior Court. We are vigorously contesting the claims upon which this lawsuit is based, including class certification efforts.

Drake v. Shurgard Storage Centers, Inc. (filed September 2002) (Superior Court of California – Orange County)

This is a companion case to the Serrao matter discussed above. The plaintiff alleges the same set of operative facts and seeks the same relief as in Serrao against Shurgard Storage Centers, Inc. ("Shurgard"), whose liability Public Storage assumed following the merger of Public Storage and Shurgard on August 22, 2006. There is currently pending a motion for class certification, which has yet to be ruled on. We cannot presently determine the potential total damages, if any, or the ultimate outcome of the litigation. We vigorously contested the motion for class certification and will vigorously defend this action.

Potter, et al v. Hughes, et al (filed December 2004) (United States District Court – Central District of California)

In November 2002, a shareholder of the Company made a demand on the Board of Directors challenging the fairness of the Company's acquisition of PS Insurance Company, Ltd. ("PSIC") and related matters. PSIC was previously owned by the Hughes Family. In June 2003, following the filing by the Hughes Family of a complaint for declaratory relief asking the court to find that the acquisition of PSIC and related matters were fair to the Company, it was ruled that the PSIC transaction was just and reasonable as to the Company and holding that the Hughes Family was not required to make any payment to the Company.

At the end of December 2004, the same shareholder referred to above and a second shareholder filed this shareholder's derivative complaint naming as defendants the Company's directors (and two former directors) and certain officers of the Company. The matters alleged in this complaint relate to PSIC, the Hughes Family's Canadian self-storage operations and the Company's 1995 reorganization. In July 2006, the Court granted the defendants' motion to dismiss the amended Complaint without leave to amend. In August 2006, Plaintiffs filed a notice of appeal of the Court's decision. The appeal is currently pending. We believe the litigation will not have any financially adverse effect on the Company (other than the costs and other expenses relating to the lawsuit).

Brinkley v. Public Storage, Inc. (filed April 2005) (Superior Court of California – Los Angeles County)

The plaintiff sued the Company on behalf of a purported class of California non-exempt employees based on various California wage and hour laws and seeking monetary damages and injunctive relief. In May 2006, a motion for class certification was filed seeking to certify five subclasses. Plaintiff sought certification for alleged meal period violations, rest period violations, failure to pay for travel time, failure to pay for mileage reimbursement, and for wage statement violations. In October 2006, the Court declined to certify three out of the five subclasses. The Court did, however, certify subclasses based on alleged meal period and wage statement violations. The maximum potential liability cannot presently be estimated. We intend to vigorously contest the substantive merits of the two remaining subclasses that were certified.

Simas v. Public Storage, Inc. (filed January 2006) (Superior Court of California – Orange County)

The plaintiff brings this action against the Company on behalf of a purported class who bought insurance coverage at Company's facilities alleging that the Company does not have a license to offer, sell and/or transact storage insurance. The action was originally brought under California Business and Professions Code Section 17200 and seeks retention, monetary damages and injunctive relief. The Company filed a demurrer to the complaint. While the demurrer was pending, Plaintiff amended the complaint to allege a national class and claims for unfair business practices, unjust enrichment, money had and received, and negligent and intentional misrepresentation. Ultimately all claims except for unjust enrichment were dismissed. There is currently a demurrer pending on Plaintiff's amended allegations as to unjust enrichment. We are vigorously contesting the claims upon which this lawsuit is based, including any efforts for class certification.

Other Items

We are a party to various claims, complaints, and other legal actions that have arisen in the normal course of business from time to time that are not described above. We believe that it is unlikely that the outcome of these other pending legal proceedings including employment and tenant claims, in the aggregate, will have a material adverse impact upon our operations or financial position.

ITEM 4. Submission of Matters to a Vote of Security Holders

We did not submit any matter to a vote of security holders in the fourth quarter of the fiscal year ended December 31, 2006.

PART II

ITEM 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

a. Market Price of the Registrant's Common Equity:

Our Common Stock (NYSE: PSA) has been listed on the New York Stock Exchange since October 19, 1984. Our Depositary Shares each representing 1/1,000 of a share of Equity Stock, Series A (NYSE:PSAA) (see section c. below) have been listed on the New York Stock Exchange since February 14, 2000.

The following table sets forth the high and low sales prices of Common Stock on the New York Stock Exchange composite tapes for the applicable periods.

Year	Quarter	Range High	Range Low
2005	1st	$ 59.490	$ 51.500
	2nd	64.500	55.300
	3rd	70.450	59.700
	4th	72.020	61.360
2006	1st	84.620	67.720
	2nd	81.400	70.260
	3rd	89.250	75.440
	4th	98.050	85.170

The following table sets forth the high and low sales prices of Depositary Shares Each Representing 1/1,000 of a Share of Equity Stock, Series A on the New York Stock Exchange composite tapes for the applicable periods.

Year	Quarter	Range High	Range Low
2005	1st	$ 29.950	$ 27.800
	2nd	29.000	27.210
	3rd	28.900	27.610
	4th	28.650	27.380
2006	1st	27.760	26.200
	2nd	27.250	25.600
	3rd	28.080	26.350
	4th	27.700	26.180

As of February 15, 2007, there were approximately 25,258 holders of record of Common Stock and approximately 10,786 holders of Depositary Shares Each Representing 1/1,000 of a share of Equity Stock, Series A.

b. Dividends

We have paid quarterly distributions to our shareholders since 1981, our first full year of operations. Overall distributions on Common Stock for 2006 amounted to $298.2 million or $2.00 per share of Common Stock.

Holders of Common Stock are entitled to receive distributions when and if declared by our Board of Directors out of any funds legally available for that purpose. In order to maintain our REIT status for federal income tax purposes, we are generally required to pay dividends at least equal to 90% of our real estate investment trust taxable income for the taxable year (for this purpose, certain dividends paid in the subsequent year may be taken into account). We intend to pay distributions sufficient to permit us to maintain our REIT status.

For Federal income tax purposes, distributions to shareholders are treated as ordinary income, capital gains, return of capital or a combination thereof. For 2006, the dividends paid to the common shareholders ($2.00 per share), on all the various classes of preferred stock, and on our Equity Stock, Series A were classified as follows:

	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter
Ordinary Income	100.0000%	100.0000%	100.0000%	100.0000%
Long-term Capital Gain	0.0000%	0.0000%	0.0000%	0.0000%
Total	100.0000%	100.0000%	100.0000%	100.0000%

For 2005, the dividends paid to the common shareholders ($1.90 per share), on all the various classes of preferred stock, and on our Equity Stock, Series A were classified as follows:

	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter
Ordinary Income	98.5488%	99.3947%	99.9589%	100.0000%
Long-term Capital Gain	1.4512%	0.6053%	0.0411%	0.0000%
Total	100.0000%	100.0000%	100.0000%	100.0000%

A percentage of the long-term capital gain is unrecaptured Section 1250 gain for each quarter of 2005 as follows:

	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter
Unrecaptured §1250 Gain	7.3110%	0.0000%	8.0542%	0.0000%

For the corporate shareholders a portion of the long-term capital gain is required to be recaptured as ordinary income. For each quarter of 2005 the percentage is as follows:

	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter
IRC §291 Recapture	1.4621%	0.0000%	1.6121%	0.0000%

The Jobs and Growth Tax Relief Reconciliation Act of 2003 introduced a new rule that reduces the tax rate for "qualified dividend income." Generally, qualified dividend income is dividend income received from a corporation that has been taxed on the dividends distributed to its shareholders. Public Storage, Inc, as a REIT, is generally not taxed on dividends it distributes annually to its shareholders, and therefore the dividends shareholders receive are not qualified dividend income subject to the lower rates.

c. Equity Stock

The Company is authorized to issue 200,000,000 shares of Equity Stock. The Articles of Incorporation provide that the Equity Stock may be issued from time to time in one or more series and gives the Board of Directors broad authority to fix the dividend and distribution rights, conversion and voting rights, redemption provisions and liquidation rights of each series of Equity Stock.

In April 2001, we completed a public offering of 2,210,500 depositary shares each representing 1/1,000 of a share of Equity Stock, Series A, ("Equity Stock A") raising net proceeds of approximately $51,836,000. In May 2001, we completed a direct placement of 830,000 depositary shares, raising net proceeds of approximately $20,294,000. In November 2001, we completed a direct placement of 100,000 depositary shares, raising net proceeds of approximately $2,690,000. In January 2000, we issued 4,300,555 depositary shares (2,200,555 shares as part of a special distribution declared on November 15, 1999 and 2,100,000 shares in a separate public offering). In addition, in the second quarter of 2000, we issued 52,547 depositary shares to a related party in connection with the acquisition of real estate facilities. In December 2000, we issued 1,282,500 depositary shares in a public offering. All of the issuances of the depositary shares described in this paragraph were registered under the Securities Act at the time of issuance.

At December 31, 2006, we had 8,744,193 depositary shares outstanding, each representing 1/1,000 of a share of Equity Stock A. The Equity Stock A ranks on a parity with common stock and junior to the Senior Preferred Stock with respect to distributions and liquidation and has a liquidation amount which cannot exceed $24.50 per share. Distributions with respect to each depositary share shall be the lesser of: a) five times the per share dividend on the Common Stock or b) $2.45 per annum. Except in order to preserve the Company's Federal income tax status as a REIT, we may not redeem the depositary shares before March 31, 2010. On or after March 31, 2010, we may, at our option, redeem the depositary shares at $24.50 per depositary share. If the Company fails to preserve its Federal income tax status as a REIT, each depositary share will be convertible into 0.956 shares of our common stock. The depositary shares are otherwise not convertible into common stock. Holders of depositary shares vote as a single class with our holders of common stock on shareholder matters, but the depositary shares have the equivalent of one-tenth of a vote per depositary share. We have no obligation to pay distributions on the depositary shares if no distributions are paid to common shareholders.

In November 1999, we sold $100,000,000 (4,289,544 shares) of Equity Stock, Series AAA ("Equity Stock AAA") to a newly formed joint venture. The Equity Stock AAA ranks on a parity with common stock and junior to the Senior Preferred Stock with respect to general preference rights, and has liquidation amount equal to 120% of the amount distributed to each common share. Annual distributions per share are equal to the lesser of (i) five times the amount paid per common share or (ii) $2.1564. We have no obligation to pay distributions if no distributions are paid to common shareholders.

ITEM 6. Selected Financial Data

	For the year ended December 31,				
	2006 (1)	2005 (1)	2004 (1)	2003 (1)	2002 (1)
	(Amounts in thousands, except per share data)				
Revenues:					
Rental income and ancillary operations	$1,349,856	$1,043,600	$952,766	$890,350	$845,273
Interest and other income	31,799	16,447	5,391	2,537	5,210
	1,381,655	1,060,047	958,157	892,887	850,483
Expenses:					
Cost of operations (excluding depreciation)	500,560	378,301	361,944	340,871	309,491
Depreciation and amortization	437,984	196,232	182,890	183,863	175,524
General and administrative	84,661	21,115	18,813	17,127	15,619
Interest expense	33,062	8,216	760	1,121	3,809
	1,056,267	603,864	564,407	542,982	504,443
Income from continuing operations before equity in earnings of real estate entities, gain (loss) on disposition of real estate investments and casualty loss and minority interest in income	325,388	456,183	393,750	349,905	346,040
Equity in earnings of real estate entities	11,895	24,883	22,564	24,966	29,888
Gain(loss) on disposition of real estate investments and casualty loss	2,177	1,182	67	1,007	(2,541)
Foreign currency exchange gain (loss)	336	-	-	-	-
Income from derivatives, net	3,926	-	-	-	-
Minority interest in income (3)	(31,883)	(32,651)	(49,913)	(43,703)	(44,087)
Income from continuing operations	311,839	449,597	366,468	332,175	329,300
Cumulative effect of change in accounting principle	578	-	-	-	-
Discontinued operations (2)	1,609	6,796	(255)	4,478	(10,562)
Net income	$314,026	$456,393	$366,213	$336,653	$318,738
Per Common Share:					
Distributions	$2.00	$1.90	$1.80	$1.80	$1.80
Net income – Basic	$0.33	$1.98	$1.39	$1.29	$1.15
Net income – Diluted	$0.33	$1.97	$1.38	$1.28	$1.14
Weighted average common shares – Basic	142,760	128,159	127,836	125,181	123,005
Weighted average common shares – Diluted	143,715	128,819	128,681	126,517	124,571
Balance Sheet Data:					
Total assets	$11,198,473	$5,552,486	$5,204,790	$4,968,069	$4,843,662
Total debt	$1,848,542	$149,647	$145,614	$76,030	$115,867
Minority interest (other partnership interests)	$181,030	$28,970	$118,903	$141,137	$154,499
Minority interest (preferred partnership interests)	$325,000	$225,000	$310,000	$285,000	$285,000
Shareholders' equity	$8,208,045	$4,817,009	$4,429,967	$4,219,799	$4,158,969
Other Data:					
Net cash provided by operating activities	$791,700	$692,048	$616,664	$571,387	$591,283
Net cash used in investing activities	$(487,496)	$(443,656)	$(157,638)	$(205,133)	$(325,786)
Net cash used in financing activities	$(244,395)	$(121,146)	$(297,604)	$(264,545)	$(211,720)

(1) During 2006, 2005, 2004, 2003 and 2002, we completed several significant asset acquisitions, business combinations and equity transactions. See our consolidated financial statements and notes thereto.

(2) Commencing January 1, 2002, we adopted and modified a business plan that included the closure or consolidation of certain non-strategic containerized storage facilities. We sold two commercial properties – one in 2002, the other in 2004. During 2003 we sold five self-storage facilities. The historical operations of these facilities are classified as discontinued operations, with the rental income, cost of operations, depreciation expense and gain or loss on disposition of these facilities for current and prior periods included in the line-item "Discontinued Operations" on the consolidated income statement.

(3) During 2004, holders of $200,000,000 of our Series N preferred partnership units agreed to a restructuring which included reducing their distribution rate from 9.5% to 6.4% in exchange for a special distribution of $8,000,000. This special distribution, combined with $2,063,000 in costs incurred at the time the units were originally issued that were charged against income in accordance with the Securities and Exchange Commission's clarification of EITF Topic D-42, are included in minority interest in income.

ITEM 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

The following discussion and analysis should be read in conjunction with our consolidated financial statements and notes thereto.

Forward Looking Statements: All statements in this document, other than statements of historical fact, are forward-looking statements which may be identified by the use of the words "expects," "believes," "anticipates," "should," "estimates" and similar expressions. These forward-looking statements involve known and unknown risks and uncertainties, which may cause Public Storage's actual results and performance to be materially different from those expressed or implied in the forward-looking statements. Factors and risks that may impact future results and performance are described in Item 1A, "Risk Factors" in Part I of this Annual Report on Form 10-K. These risks include, but are not limited to, the following: risks related to the merger with Shurgard including difficulties that may be encountered in integrating Public Storage and Shurgard, loss of personnel as a result of the merger, and the impact of the merger on occupancy and rental rates, the inability to realize or delays in realizing expected results from the merger, unanticipated operating costs resulting from the merger, and risks associated with international operations; changes in general economic conditions and in the markets in which Public Storage operates; the impact of competition from new and existing storage and commercial facilities and other storage alternatives, which could impact rents and occupancy levels at our facilities; difficulties in Public Storage's ability to evaluate, finance and integrate acquired and developed properties into its existing operations and to fill up those properties, which could adversely affect our profitability; the impact of the regulatory environment as well as national, state, and local laws and regulations including, without limitation, those governing Real Estate Investment Trusts, which could increase our expenses and reduce cash available for distribution; consumers' failure to accept the containerized storage concept; difficulties in raising capital at reasonable rates, which would impede our ability to grow; delays in the development process; economic uncertainty due to the impact of war or terrorism. We disclaim any obligation to update publicly or otherwise revise any forward-looking statements, whether as a result of new information, new estimates, or other factors, events or circumstances after the date of this document, except where expressly required by law.

Overview

In the United States, the self-storage industry is highly fragmented and is composed predominantly of numerous local and regional operators. Competition in the markets in which we operate is significant and has increased over the past several years due to additional development of self-storage facilities as well as the expansion of the containerized storage business by competitors. We believe that the increase in competition has had a negative impact on our occupancy levels and rental rates in many markets. However, we believe that we possess several distinguishing characteristics that enable us to compete effectively with other owners and operators.

We are the largest owner and operator of self-storage facilities in the United States with direct and indirect ownership interests as of December 31, 2006 in 2,003 self-storage facilities containing approximately 125 million net rentable square feet. All of our facilities in the United States are operated under the "Public Storage" brand name, which we believe is the most recognized and established name in the self-storage industry. Located in the major metropolitan markets of 38 states, our self-storage facilities are geographically diverse, giving us national recognition and prominence. This concentration establishes us as one of the dominant providers of self-storage space in most markets in which we operate and enables us to use a variety of promotional activities, such as television advertising as well as targeted discounting and referrals, which are generally not economically viable to most of our competitors. In addition, we believe that the geographic diversity of the portfolio reduces the impact from regional economic downturns and provides a greater degree of revenue stability.

On August 22, 2006, we merged with Shurgard Storage Centers, Inc. ("Shurgard"). As a result of the merger, we acquired 487 self-storage facilities located in the United States and 166 facilities located in seven countries in Western Europe. This marks the first time we have owned self-storage facilities outside of the United States. The self-storage industry in Europe is still relatively new as compared to the United States where it is a mature industry. Customer awareness of the product in Europe is emerging. All of our facilities in Europe are operating under the "Shurgard" brand name. While competition in Europe has been increasing, we believe we are the single largest self-storage operator in Europe as of December 31, 2006.

We will continue to focus our growth strategies on: (i) improving the operating performance of our existing self-storage properties, (ii) acquiring self-storage properties owned and operated by others, (iii) expanding and repackaging our existing self-storage facilities, (iv) developing new self-storage locations, and (v) participating in the growth of PS Business Parks, Inc. ("PSB"). Major elements of these strategies are as follows:

- We will focus on enhancing the operating performance of our self-storage properties, primarily through increases in revenues achieved through the telephone reservation center and associated marketing efforts, as well as management of expense growth.

  As indicated above, in connection with the merger with Shurgard, we acquired 487 self-storage facilities located in the United States. Substantially all of these facilities are located in the same markets that we currently operate in. We believe that the merger will provide us with additional economies of scale with respect to certain operating costs that will ultimately improve operating margins. In addition, at August 31, 2006, the average occupancy level of the 487 self-storage facilities was approximately 84.4% as compared to our existing portfolio's 89.7%. We believe that we will be able to increase the average occupancy level of the acquired portfolio to those experienced by our own. These potential benefits will take time to develop and there can be no assurance that we will be able to such benefits.

  In Europe, we believe there is opportunity to enhance the operating performance. Since the merger closed, our European management has upgraded systems, reduce overhead costs, and improve revenue growth by both improving occupancy levels and rental rates.

- We will acquire facilities from third parties. Aside from the Shurgard merger, during 2004, 2005 and 2006, we acquired interests in 89 self-storage facilities from third parties at an aggregate cost of approximately $618 million. We believe that our national telephone reservation system and our marketing and promotional activities present an opportunity to increase revenues at these facilities through higher occupancies, as well as cost efficiencies through greater critical mass. During 2006, our acquisition activities slowed down significantly, primarily because we focused our attention on the merger with Shurgard. Notwithstanding, finding high quality self-storage facilities, in desirable markets, at attractive prices is becoming more difficult.

- We will look to expand and further invest into our existing self-storage locations by (i) improving their visual and structural appeal, (ii) expanding our facilities' density, at a per-square foot cost that is favorable compared to a ground-up development, to take advantage of increases in local demand since the facilities were developed, and (iii) converting existing vacant space previously used by our containerized storage operations into traditional self-storage space. At December 31, 2006, we have a pipeline of 48 such projects in the United States to expand or repackage our existing facilities, and to convert substantially all of the remaining vacant space previously used by our containerized storage operations, for an aggregate of approximately $188 million, which will add approximately 2,256,000 net rentable square feet. Completion of these projects is subject to contingencies, including obtaining governmental agency approvals. We continue to evaluate our existing real estate portfolio to identify additional expansion and repackaging opportunities.

- In 2005 and 2006, our rate of development of new self-storage facilities has declined due to increases in construction cost, increases in competition with retail, condominium, and apartment operators for quality self-storage sites in urban locations, and more difficult zoning and permitting requirements. We will, however, continue to seek favorable sites and markets for development.

- Through our investment in PSB, we will continue to participate in the potential growth of this company's investment in approximately 18.7 million net rentable square feet of commercial space at December 31, 2006.

Critical Accounting Policies

Management's Discussion and Analysis of Financial Condition and Results of Operations discusses our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States ("GAAP"). The preparation of our financial statements and related disclosures in conformity with GAAP and our discussion and analysis of our financial condition and results of operations requires management to make judgments, assumptions and estimates that affect the amounts reported in our consolidated financial statements and accompanying notes. Note 2 to our consolidated financial statements in Item 8 of this Form 10-K summarizes the significant accounting policies and methods used in the preparation of our consolidated financial statements and related disclosures.

Management believes the following are critical accounting policies whose application has a material impact on the Company's financial presentation. That is, they are both important to the portrayal of our financial condition and results, and they require management to make judgments and estimates about matters that are inherently uncertain.

Qualification as a REIT – Income Tax Expense: We believe that we have been organized and operated, and we intend to continue to operate, as a qualifying Real Estate Investment Trust ("REIT") under the Internal Revenue Code and applicable state laws. We also believe that Shurgard qualified as a REIT. A qualifying REIT generally does not pay corporate level income taxes on its taxable income that is distributed to its shareholders, and accordingly, we do not pay income tax on the share of our taxable income that is distributed to our shareholders.

We therefore do not estimate or accrue any federal income tax expense. This estimate could be incorrect, because due to the complex nature of the REIT qualification requirements, the ongoing importance of factual determinations and the possibility of future changes in our circumstances, we cannot be assured that we actually have satisfied or will satisfy the requirements for taxation as a REIT for any particular taxable year. For any taxable year that we fail or have failed to qualify as a REIT and applicable relief provisions did not apply, we would be taxed at the regular corporate rates on all of our taxable income, whether or not we made or make any distributions to our shareholders. Any resulting requirement to pay corporate income tax, including any applicable penalties or interest, could have a material adverse impact on our financial condition or results of operations. Unless entitled to relief under specific statutory provisions, we also would be disqualified from taxation as a REIT for the four taxable years following the year during which qualification was lost. There can be no assurance that we would be entitled to any statutory relief. In addition, if Shurgard failed to qualify as a REIT, we generally would have succeeded to or incurred significant tax liabilities.

Impairment of Long-Lived Assets: Substantially all of our assets consist of long-lived assets, including real estate, goodwill, and other intangible assets. We evaluate our goodwill for impairment on an annual basis, and on a quarterly basis evaluate other long-lived assets for impairment. As described in Note 2 to our consolidated financial statements, the evaluation of goodwill for impairment entails valuation of the reporting unit to which goodwill is allocated, which involves significant judgment in the area of projecting earnings, determining appropriate price-earnings multiples, and discount rates. In addition, the evaluation of other long-lived assets for impairment requires determining whether indicators of impairment exist, which is a subjective process. When any indicators of impairment are found, the evaluation of such long-lived assets then entails projections of future operating cash flows, which also involves significant judgment. We identified impairment charges in the year ended December 31, 2004 related to our plan to close and consolidate certain containerized storage facilities - see Note 4 to our consolidated financial statements. Future events, or facts and circumstances that currently exist, that we have not yet identified, could cause us to conclude in the future that other long-lived assets are impaired. Any resulting impairment loss could have a material adverse impact on our financial condition and results of operations.

Estimated Useful Lives of Long-Lived Assets: Substantially all of our assets consist of depreciable, long-lived assets. We record depreciation expense with respect to these assets based upon their estimated useful lives. Any change in the estimated useful lives of those assets, caused by functional or economic obsolescence or other factors, could have a material adverse impact on our financial condition or results of operations.

Estimated Level of Retained Risk and Unpaid Tenant Claim Liabilities: As described in Notes 2 and 17 to our consolidated financial statements, we retain certain risks with respect to property perils, legal liability, and other such risks. In addition, a wholly-owned subsidiary of the Company reinsures policies against claims for losses to goods stored by tenants in our self-storage facilities. In connection with these risks, we accrue losses based upon the estimated level of losses incurred using certain actuarial assumptions followed in the insurance industry and based on recommendations from an independent actuary that is a member of the American Academy of Actuaries. While we believe that the amounts of the accrued losses are adequate, the ultimate liability may be in excess of or less than the amounts recorded. At December 31, 2006, we had approximately 403,000 reinsured policies in the United States outstanding representing aggregate coverage of approximately $1 billion.

Accruals for Contingencies: We are exposed to business and legal liability risks with respect to events that have occurred, but in accordance with GAAP, we have not accrued for such potential liabilities because the loss is either not probable or not estimable or because we are not aware of the event. Future events and the result of pending litigation could result in such potential losses becoming probable and estimable, which could have a material adverse impact on our financial condition or results of operations. Some of these potential losses, of which we are aware, are described in Note 17 to our consolidated financial statements.

Accruals for Operating Expenses: We accrue for property tax expense and certain other operating expenses based upon estimates and historical trends and current and anticipated local and state government rules and regulations. If these estimates and assumptions are incorrect, our expenses could be misstated. Cost of operations, interest expense, general and administrative expense, as well as television, yellow page, and other advertising expenditures are expensed as incurred.

Valuation of Derivatives: As described in our Significant Accounting Policies in Note 2 to our consolidated financial statements, our derivative instruments are not considered effective hedges. Accordingly, any changes in value of these derivatives are reflected as an increase or decrease in net income. The determination of the value of derivatives is based upon significant judgment and assumptions including interest rates, currency rates, and expected rates of return. The actual value of derivative instruments is dependent upon many factors that our judgments and assumptions may not consider, or may not consider effectively.

Valuation of assets and liabilities acquired in the merger with Shurgard: In recording the merger with Shurgard, we have estimated the value of real estate, intangible assets, debt, and the other assets and other liabilities of Shurgard that we acquired. In addition, we have estimated the fair market value of the 38.9 million shares that we issued to the Shurgard shareholders. These value estimates are based upon many assumptions, including interest rates, market values of land and buildings in the United States and Europe, estimated future cash flows from the tenant base in place, and the recoverability of certain assets. While we believe that the assumptions we used are reasonable, these assumptions are subject to a significant degree of judgment, and others could come to materially different conclusions as to value. If these assumptions were computed differently, our depreciation and amortization expense, interest expense, real estate, debt, and intangible assets could be materially different. Further, these valuation estimates are preliminary, subject to further analysis, and could change.

Results of Operations

Net income: Net income for the year ended December 31, 2006 was $314,026,000 compared to $456,393,000 for the same period in 2005, representing a decrease of $142,367,000, or 31%. This decrease is primarily due to significant increases in depreciation and amortization expense, general and administrative expense and interest expense. Depreciation and amortization increased by approximately $242 million due primarily to the addition of real estate facilities and intangible assets acquired in the merger with Shurgard and the corresponding depreciation and amortization related to such assets. General and administrative expense increased by approximately

$64 million principally from incurring approximately $44 million in integration expenses related to the Shurgard merger. At December 31, 2006 we have $1.3 billion of debt outstanding that was assumed in the Shurgard merger, and, as a result, interest expense increased by approximately $25 million.

Net income for the year ended December 31, 2005 was $456,393,000 compared to $366,213,000 for the same period in 2004, representing an increase of $90,180,000, or 25%. This increase is primarily due to improved net operating income (before depreciation) from our Same Store, newly developed and acquired self-storage facilities, reduced minority interest in income, increased gains on the disposition of real estate assets and higher interest income. These items were partially offset by increases in depreciation associated with acquisition and development activities, general and administrative expense, and interest expense.

Allocations of income among shareholders: In computing the net income allocable to common shareholders for each period, we have deducted from net income (i) distributions paid to the holders of the Equity Stock, Series A totaling $21,424,000 in 2006, $21,443,000 in 2005 and $21,501,000 in 2004, (ii) distributions paid to our preferred shareholders totaling $214,218,000 in 2006, $173,017,000 in 2005 and $157,925,000 in 2004, and (iii) amounts allocated to preferred shareholders in connection with preferred stock redemption activities as described below, totaling $31,493,000 in 2006, $7,538,000 in 2005 and $8,724,000 in 2004. The year-over-year increase in the distributions paid to our preferred shareholders is due to the issuance of additional preferred securities, partially offset by the redemption of preferred securities that had higher dividend rates than the newly issued preferred securities.

Net income per share: Net income allocable to our common shareholders (after allocating net income to our preferred and equity shareholders) was $46,891,000 or $0.33 per common share on a diluted basis for the year ended December 31, 2006 compared to $254,395,000 or $1.97 per common share on a diluted basis for the same period in 2005, representing a decrease of $1.64 per common share, or a decrease of 83%. The decreases in net income allocable to common shareholders and earnings per common diluted share are due primarily to the impact of the factors described above, in addition to increased income allocated to preferred shareholders, described below. Weighted average diluted shares increased to 143,715,000 for year ended December 31, 2006 from 128,819,000 for the year ended December 31, 2005. The increase in weighted average diluted shares is due primarily to the issuance of approximately 38.9 million shares in the merger with Shurgard, which are included in our weighted averages shares from August 22, 2006 through December 31, 2006.

Net income was $1.97 per diluted common share for 2005 compared to $1.38 per diluted common share for 2004. This increase was attributable to the factors denoted above with respect to net income offset partially by an increase in income allocated to preferred shareholders, as described above, and an increase in diluted shares outstanding from 128,681,000 in 2004 to 128,819,000 in 2005. The increase in shares outstanding was due primarily to the issuance of shares in connection with the exercise of employee stock options.

As described more fully under "Liquidity and Capital Resources" below, we have approximately $172,500,000 in higher coupon preferred stock that becomes available for redemption during 2007. While there is no assurance that we will be able to raise the necessary capital and at appropriate rates to redeem these securities, if we do redeem these securities, we expect allocations to our preferred shareholders based upon distributions paid to decrease. However, during 2007 there would be an additional allocation to the preferred shareholders of approximately $5.6 million if these redemptions are completed.

Real Estate Operations

Domestic Self-Storage Operations: Our domestic self-storage operations are by far the largest component of our operating activities, representing approximately 90% of our total revenues generated for the year ended December 31, 2006. Rental income with respect to our domestic self-storage operations has grown from $951,370,000 in 2005 to $1,180,234,000 in 2006, representing an increase of $228,864,000, or approximately 24.1%. The year-over-year improvements in rental income are due to improvements in the performance of those facilities that we owned prior to January 1, 2004, (our "Same Store" facilities), and the addition of new facilities to our portfolio, either through our acquisition or development activities.

To enhance year-over-year comparisons, the following table summarizes, and the ensuing discussion describes the operating results of these three groups; our Same Store group, acquisition facilities and development facilities.

Domestic self - storage operations summary:

	Year Ended December 31,			Year Ended December 31,		
	2006	2005	Percentage Change	2005	2004	Percentage Change
	(Dollar amounts in thousands)					
Rental income:						
Same Store Facilities	$ 859,776	$ 818,378	5.1%	$ 818,378	$ 779,259	5.0%
Acquired Facilities	207,746	39,691	423.4%	39,691	4,705	743.6%
Development Facilities	112,712	93,301	20.8%	93,301	77,701	20.1%
Total rental income	1,180,234	951,370	24.1%	951,370	861,665	10.4%
Cost of operations before depreciation and amortization (a):						
Same Store Facilities	284,624	271,330	4.9%	271,330	270,261	0.4%
Acquired Facilities	76,084	16,780	353.4%	16,780	1,606	944.8%
Development Facilities	38,052	32,479	17.2%	32,479	28,488	14.0%
Total cost of operations	398,760	320,589	24.4%	320,589	300,355	6.7%
Net operating income before depreciation and amortization(a):						
Same Store Facilities	575,152	547,048	5.1%	547,048	508,998	7.5%
Acquired Facilities	131,662	22,911	474.7%	22,911	3,099	639.3%
Development Facilities	74,660	60,822	22.7%	60,822	49,213	23.6%
Total net operating income before depreciation and amortization (a)	781,474	630,781	23.9%	630,781	561,310	12.4%
Depreciation and amortization expense:						
Same Store Facilities	(150,487)	(156,832)	(4.0)%	(156,832)	(153,405)	2.2%
Acquired Facilities	(196,393)	(10,120)	1,840.6%	(10,120)	(892)	1,034.5%
Development Facilities	(27,963)	(24,150)	15.8%	(24,150)	(21,933)	10.1%
Total depreciation and amortization expense	(374,843)	(191,102)	96.2%	(191,102)	(176,230)	8.4%
Net operating income (loss):						
Same Store Facilities	424,665	390,216	8.8%	390,216	355,593	9.7%
Acquired Facilities	(64,731)	12,791	(606.1)%	12,791	2,207	479.6%
Development Facilities	46,697	36,672	27.3%	36,672	27,280	34.4%
Total net operating income	$406,631	$ 439,679	(7.5)%	$ 439,679	$ 385,080	14.2%
Weighted average for the fiscal year	88.6%	89.6%	(1.1)%	89.9%	90.0%	(0.1)%
Number of self-storage facilities (at end of period)	1,981	1,461	35.6%	1,461	1,423	2.7%
Net rentable square feet (in thousands, at end of period):	124,003	89,023	39.3%	89,023	85,149	4.5%

(a) Total net operating income before depreciation and amortization, which is a non-GAAP measure, for our self-storage segment is presented in Note 15 to our December 31, 2006 consolidated financial statements, "Segment Information," which includes a reconciliation of net operating income before depreciation and amortization for this segment to our consolidated net income.

In the above table, the significant changes in various operating metrics in 2006 as compared to 2005, is primarily due to the acquisition of self-storage facilities in connection with the merger with Shurgard which was completed on August 22, 2006 (see Note 3 to the consolidated financial statements). As a result of the merger, we acquired interests in 487 self-storage facilities (32.3 million net rentable square feet) located in the United States, including 459 wholly-owned facilities and 28 facilities owned by joint ventures in which we have an interest. The operating results of all of the facilities acquired in the merger and located in the United States are included in our financial statements and in the above table for the period from the close of the merger through December 31, 2006.

Immediately preceding the close of the merger, all of the acquired facilities in the United States were integrated into our property management systems, centralized pricing systems, national call center, and website. Temporary signage, re-branding the facilities from "Shurgard" to "Public Storage", was also put into place immediately after the close of the merger. Over the past few months, we have been replacing the temporary signage with permanent signage and we anticipate that this process will be completed by March 31, 2007.

In the field our property management personnel worked diligently to absorb this large acquisition of facilities. Training and hiring new property managers were key elements for the successful integration process. New employees needed to be trained on how to use our property management systems and follow our operating policies and procedures. As expected in a merger of this nature, immediately following the close of the merger turnover at the property manager level was higher than we normally experience. In anticipation of such turnover, we hired additional "bench" property managers to fill openings when turnover occurred. Although this strategy was effective at keeping properties opened for business, it did result in incurring additional payroll costs in the fourth quarter of 2006 due to the additional head count.

As a result of the merger, the amount of vacant space increased significantly in our system. The acquired Shurgard portfolio of 487 facilities in the United States had in aggregate average square foot occupancy of 84.4% at August 31, 2006 as compared to 89.7% for the existing Public Storage portfolio. Average rental rates were approximately the same for each of the portfolios. One of our goals is to improve rental income generated by the Shurgard portfolio by improving its overall occupancy level to the occupancy level experienced by our existing portfolio. In order to increase move-in volumes and ultimately increase occupancy levels as quickly as possible, we began to be much more aggressive with our pricing, promotional discounts and marketing programs during the fourth quarter of 2006 and into the 2007. This strategy has put some pressure on occupancies and rental rate growth on the Public Storage Same Store facilities (as discussed below) as we shift demand to the other properties and as we adjust the level of discounts and monthly rents. Compounding the difficulties in improving the occupancy levels of the Shurgard portfolio is that the fourth quarter is seasonally the lowest with respect to demand for storage space.

It is often difficult to see the benefits of these programs in the short-term as promotional discounts and marketing expense adversely affect earnings in the month the customer moves in. Our strategy will be to continue with aggressive pricing, promotional discounts and marketing to improve overall occupancy levels.

We continue to believe that the acquisition of the Shurgard portfolio will provide operational efficiencies, specifically in the areas of marketing, national call center, and indirect overhead costs that support the operations of the facilities. Such efficiencies have yet to be realized due to the recent integration, increased property manager head count and increased marketing costs, as noted above.

In the discussion that follows, we present realized annual rent per occupied square foot, which is computed by dividing rental income, before late charges and administrative fees, by the weighted average occupied square footage for the period. We also present annualized rental income per available square foot ("REVPAF"), which represents annualized rental income, before late charges and administrative fees, divided by total available net rentable square feet. Late charges and administrative fees are excluded to more effectively measure our ongoing level of revenue associated with the leasing of the units.

Domestic - Same Store Facilities

The Same Store Facilities contain approximately 73.9 million net rentable square feet, representing approximately 60% of the aggregate net rentable square feet of our consolidated domestic self-storage portfolio. Revenues and operating expenses with respect to this group of properties are set forth in the above Self-Storage Operations table under the caption, "Same Store Facilities." These facilities are included in the Same Store Facilities because they are all stabilized and owned since January 1, 2004 and therefore provide meaningful comparative data for 2004, 2005 and 2006. The following table sets forth additional operating data with respect to the Same Store Facilities:

SAME STORE FACILITIES

	Year Ended December 31,			Year Ended December 31,		
	2006	2005	Percentage Change	2005	2004	Percentage Change
	(Dollar amounts in thousands, except weighted average amounts)					
Rental income	$ 821,204	$ 782,076	5.0%	$ 782,076	$ 746,461	4.8%
Late charges and administrative fees collected	38,572	36,302	6.3%	36,302	32,798	10.7%
Total rental income	859,776	818,378	5.1%	818,378	779,259	5.0%
Cost of operations before depreciation and amortization:						
Payroll expense	86,919	82,468	5.4%	82,468	83,984	(1.8)%
Property taxes	78,152	74,931	4.3%	74,931	72,986	2.7%
Repairs and maintenance	27,980	26,237	6.6%	26,237	26,294	(0.2)%
Advertising and promotion	25,194	23,862	5.6%	23,862	22,338	6.8%
Utilities	18,822	17,426	8.0%	17,426	16,168	7.8%
Property insurance	8,937	8,125	10.0%	8,125	9,090	(10.6)%
Telephone reservation center	7,932	7,960	(0.4)%	7,960	10,699	(25.6)%
Other cost of management	30,688	30,321	1.2%	30,321	28,702	5.6%
Total cost of operations	284,624	271,330	4.9%	271,330	270,261	0.4%
Net operating income before depreciation and amortization (e)	575,152	547,048	5.1%	547,048	508,998	7.5%
Depreciation and amortization	(150,487)	(156,832)	(4.0)%	(156,832)	(153,405)	2.2%
Net operating income	$ 424,665	$ 390,216	8.8%	$ 390,216	$ 355,593	9.7%
Gross margin (before depreciation and amortization)	66.9%	66.8%	0.1%	66.8%	65.3%	2.3%
Weighted average for the fiscal year:						
Square foot occupancy (a)	90.9%	91.1%	(0.2)%	91.1%	91.0%	0.1%
Realized annual rent per occupied square foot (b)	$12.22	$11.61	5.3%	$11.61	$11.09	4.7%
REVPAF (c)	$11.11	$10.58	5.0%	$10.58	$10.09	4.9%
Weighted average at December 31:						
Square foot occupancy	89.4%	89.8%	(0.4)%	89.8%	90.1%	(0.3)%
In place annual rent per occupied square foot (d)	$13.32	$12.86	3.6%	$12.86	$12.21	5.3%
Total net rentable square feet (in thousands)	73,946	73,946		73,946	73,946	

(a) Square foot occupancies represent weighted average occupancy levels over the entire period.

(b) Realized annual rent per occupied square foot is computed by dividing rental income, prior to late charges and administrative fees, by the weighted average occupied square footage for the period. Realized annual rent per occupied square foot takes into consideration promotional discounts, credit card fees and other costs that reduce rental income from the contractual amounts due.

(c) Annualized rental income per available square foot ("REVPAF") represents annualized rental income, prior to late charges and administrative fees, divided by total available net rentable square feet.

(d) In place annual rent per occupied square foot represents annualized contractual rents per occupied square foot without reductions for promotional discounts, and excludes late charges and administrative fees.

(e) Total net operating income before depreciation and amortization, which is a non-GAAP measure, for our Same Store facilities represents a portion of our total self-storage segment's net operating income before depreciation and amortization, and is reconciled to the segment total in the table "self-storage operations summary" above. A reconciliation of our total self-storage segment's net operating income before depreciation and amortization to consolidated net income is included in Note 15 to our December 31, 2006 consolidated financial statements, "Segment Information."

Rental income increased approximately 5.1% in 2006 as compared to 2005. This increase was primarily attributable to higher average realized annual rental rates per occupied square foot, which were 5.3% higher in 2006 as compared to 2005, offset partially by slightly lower occupancy levels. Rental income increased approximately 5.0% in 2005 as compared to 2004. This increase was primarily attributable to higher average realized annual rental rates per occupied square foot, which were 4.7% higher in 2005 as compared to 2004. Our occupancy levels remained flat on a year-over-year basis at approximately 91% for each period.

In 2005, the quarterly year-over-year growth in rental income was consistent for each quarter: 5.1% for the quarter ended March 31, 2005, 4.9% for the quarter ended June 30, 2005, 5.0% for the quarter ended September 30, 2005 and 5.1% for the quarter ended December 31, 2005. These trends continued into 2006, as rental income growth was 5.1% for the quarter ended March 31, 2006, and started accelerating to 5.7% for the quarter ended June 30, 2006 and 6.1% for the quarter ended September 30, 2006.. For the quarter ended December 31, 2006, the year-over-year growth in rental income slowed to 3.4%. This reduction in growth was the result of lower occupancy levels combined with a reduction in year-over-year growth in realized rents.

It is difficult for us to pin point the exact causes for this slow down and to the degree that such causes have negatively affected the growth in rental income. We believe, however, that the reduction was due to a number of factors including; (i) the increased number of vacant spaces added to our overall system as a result of the Shurgard merger, (ii) hurricane activity that created unusual demand for storage space in our Florida markets in 2005 and 2004, making year-over-year trends in 2006 less favorable, (iii) general economic conditions, specifically the slow down in housing sales and moving activity, and (iv) increased competition. Many of these factors are beyond our control.

As indicated above, it is our objective to close the occupancy gap between the acquired Shurgard properties versus the Public Storage existing portfolio. We believe, at least in the short term, this strategy will put pressure on occupancies and rental rate growth on our existing Same Store facilities as demand appears to have shifted somewhat to the acquired Shurgard facilities as we adjust the level of discounts and monthly rents at the acquired Shurgard facilities to accelerate occupancy growth. Notwithstanding, it is important for us to maintain our occupancy levels in our Same Store portfolio, accordingly, we have adjusted rental rates and the level of promotional discounts offered to new tenants as a means to expand move-in volumes throughout the entire portfolio. It has been, and will continue to be, challenging in the near term to maintain occupancy levels at our Same Store group of facilities, while at the same time trying to rapidly improve the occupancy levels of the acquired Shurgard facilities. Compounding this challenge is that the months following the close of the merger are months when demand for storage is typically weak. We experience seasonal fluctuations in the occupancy levels of self-storage facilities with occupancies generally higher in the summer months than in the winter months. We believe that these fluctuations result in part from increased moving activity during the summer.

Cost of operations (excluding depreciation and amortization) increased by 4.9% in 2006 as compared to the same period in 2005. Cost of operations increased by 0.4% in 2005 as compared to 2004.

Payroll expense has increased 5.4% in 2006 as compared to 2005, due principally to higher wage rates required for some of our job classifications because of a tighter labor market in several market areas, higher overtime hours required due to understaffing issues, and the absence of an adjustment to workers compensation made in 2005. The underlying compensation to our personnel increased in 2004 and 2005, as our field organization focused upon improving customer service and productivity. However, over the last few years we have bolstered our safety programs and improved our workers compensation claims management skills. These efforts had a positive impact on reducing workers compensation claims, and reduced the level of liability for future claims during 2005. This resulted in a significant reduction in workers compensation expense in 2005 and 2004 with the adjustment being much higher in 2005 and resulting in a decrease in overall payroll expense as compared to 2004.

Repairs and maintenance expenditures increased 6.6% in 2006 as compared to 2005. During the second quarter, we experienced higher repair and maintenance costs to address certain deferred maintenance issues localized to a few markets. We expect this trend to continue in 2007. Repairs and maintenance includes snow removal costs, which decreased $769,000 or 37% in 2006 as compared to 2005. Snow removal costs had increased in 2005 as compared to 2004, however, overall repairs and maintenance costs were flat.

Advertising and promotion is comprised principally of media (television and radio), yellow page, and internet advertising. Advertising and promotion costs increased 5.6% in 2006 as compared to 2005 as we significantly expanded our media programs to advertise our aggressive pricing and promotional discount programs in order to improve incremental move-in volumes throughout the domestic portfolio. Advertising and promotion costs increased 6.8% in 2005 as compared to 2004. Yellow page advertising has stayed relatively stable in each of the periods. Media advertising, principally television, has increased from $10,458,000 in 2004 to $10,998,000 in

2005 and $11,275,000 in 2006. Our internet advertising expense has continued to increase as a percentage of our overall expenditures, increasing from $704,000 in 2004 to $1,984,000 in 2005 and $2,779,000 in 2006. We expect that internet advertising will continue to grow as that marketing channel becomes a more important source of new tenants, and that yellow page advertising will remain relatively stable. Future media advertising expenditures are not determinable at this time, and will be driven in part by demand for our self-storage spaces as well as our evaluation of the most effective mix of yellow page, media, and internet advertising.

As described below under "Shurgard Domestic Same-Store Facilities," certain cost savings in the area of yellow page advertising, payroll, and call center expenses will benefit the same-store facilities as these benefits are allocated among all the facilities in our portfolio.

Utility expenses increased 7.8% in 2005 and 8.0% in 2006 due principally to higher energy costs. These levels of increases are expected to persist during 2007.

Insurance expense increased 10.0% in 2006 as compared to 2005 reflecting significant increases in property insurance resulting primarily from the hurricanes experienced in 2005. These rate increases became effective with our policy year starting April 1, 2006. We expect to realize certain economies due to the merger with Shurgard and, accordingly, expect the increases to moderate in the first quarter of 2007. In 2005, insurance expense declined 10.6% as compared to 2004 due to improved cost controls as well as a somewhat softer insurance market allowing us to get improved premiums on our policies.

Telephone reservation center costs were $10,699,000 in 2004, $7,960,000 in 2005 and $7,932,000 in 2006. During the last half of 2006, we began to realize certain benefits from increased staffing through better conversion ratios and lower temporary staffing costs. We believe that the 2005 and 2006 expenses represents the stabilized level of expenditures for our telephone reservation center given the current number of self-storage facilities in our portfolio and the related call volume.

The following table summarizes selected quarterly financial data with respect to the Same Store Facilities:

	For the Quarter Ended				
	March 31	June 30	September 30	December 31	Entire Year
	(Amounts in thousands, except for per square foot amount)				
Total rental income:					
2006	$ 208,228	$ 214,832	$ 221,386	$ 215,330	$ 859,776
2005	$ 198,059	$ 203,302	$ 208,745	$ 208,272	$ 818,378
2004	$ 188,535	$ 193,833	$ 198,754	$ 198,137	$ 779,259
Total cost of operations (excluding depreciation and amortization):					
2006	$ 72,030	$ 72,749	$ 71,115	$ 68,730	$ 284,624
2005	$ 69,991	$ 67,736	$ 67,730	$ 65,873	$ 271,330
2004	$ 68,439	$ 67,057	$ 66,514	$ 68,251	$ 270,261
Property tax expense:					
2006	$ 20,663	$ 19,346	$ 20,376	$ 17,767	$ 78,152
2005	$ 19,931	$ 18,402	$ 19,573	$ 17,025	$ 74,931
2004	$ 19,379	$ 17,745	$ 18,746	$ 17,116	$ 72,986
Media advertising expense:					
2006	$ 3,978	$ 2,611	$ 1,002	$ 3,684	$ 11,275
2005	$ 3,588	$ 2,955	$ 2,314	$ 2,141	$ 10,998
2004	$ 3,377	$ 1,972	$ 2,019	$ 3,090	$ 10,458
REVPAF:					
2006	$ 10.77	$ 11.10	$ 11.43	$ 11.12	$ 11.11
2005	$ 10.25	$ 10.52	$ 10.77	$ 10.76	$ 10.58
2004	$ 9.76	$ 10.05	$ 10.31	$ 10.27	$ 10.09
Weighted average realized annual rent per occupied square foot:					
2006	$ 11.94	$ 12.05	$ 12.50	$ 12.39	$ 12.22
2005	$ 11.41	$ 11.42	$ 11.75	$ 11.89	$ 11.61
2004	$ 10.88	$ 10.98	$ 11.21	$ 11.31	$ 11.09
Weighted average occupancy levels for the period:					
2006	90.2%	92.1%	91.4%	89.8%	90.9%
2005	89.9%	92.1%	91.7%	90.5%	91.1%
2004	89.7%	91.5%	91.9%	90.8%	91.0%

Analysis of Regional Trends

The following table sets forth regional trends in our Same Store Facilities:

	Year Ended December 31,			Year Ended December 31,		
	2006	2005	Change	2005	2004	Change
	(Amounts in thousands, except for weighted average data)					
Same Store Facilities Operating Trends by Region						
Rental income:						
Southern California (126 facilities)	$ 140,578	$ 134,303	4.7%	$ 134,303	$ 126,016	6.6%
Northern California (127 facilities)	104,103	98,758	5.4%	98,758	95,095	3.9%
Texas (149 facilities)	75,787	71,986	5.3%	71,986	70,213	2.5%
Florida (130 facilities)	89,414	83,473	7.1%	83,473	75,594	10.4%
Illinois (91 facilities)	63,630	61,128	4.1%	61,128	59,238	3.2%
Georgia (58 facilities)	29,688	27,507	7.9%	27,507	25,585	7.5%
All other states (585 facilities)	356,576	341,223	4.5%	341,223	327,518	4.2%
Total rental income	859,776	818,378	5.1%	818,378	779,259	5.0%
Cost of operations before depreciation and amortization:						
Southern California	31,381	29,265	7.2%	29,265	29,786	(1.7)%
Northern California	27,078	25,591	5.8%	25,591	25,097	2.0%
Texas	33,439	31,030	7.8%	31,030	31,000	0.1%
Florida	29,924	28,024	6.8%	28,024	29,247	(4.2)%
Illinois	27,778	24,859	11.7%	24,859	26,118	(4.8)%
Georgia	10,098	9,511	6.2%	9,511	9,455	0.6%
All other states	124,926	123,050	1.5%	123,050	119,558	2.9%
Total cost of operations	284,624	271,330	4.9%	271,330	270,261	0.4%
Net operating income before depreciation and amortization:						
Southern California	109,197	105,038	4.0%	105,038	96,230	9.2%
Northern California	77,025	73,167	5.3%	73,167	69,998	4.5%
Texas	42,348	40,956	3.4%	40,956	39,213	4.4%
Florida	59,490	55,449	7.3%	55,449	46,347	19.6%
Illinois	35,852	36,269	(1.1)%	36,269	33,120	9.5%
Georgia	19,590	17,996	8.9%	17,996	16,130	11.6%
All other states	231,650	218,173	6.2%	218,173	207,960	4.9%
Total net operating income before depreciation and amortization	$ 575,152	$ 547,048	5.1%	$ 547,048	$ 508,998	7.5%
Weighted average occupancy:						
Southern California	91.2%	92.3%	(1.2)%	92.3%	92.1%	0.2%
Northern California	90.2%	90.5%	(0.3)%	90.5%	89.3%	1.3%
Texas	90.8%	90.0%	0.9%	90.0%	90.1%	(0.1)%
Florida	92.9%	93.2%	(0.3)%	93.2%	92.4%	0.9%
Illinois	89.4%	89.5%	(0.1)%	89.5%	89.9%	(0.4)%
Georgia	92.3%	92.4%	(0.1)%	92.4%	91.5%	1.0%
All other states	90.6%	90.8%	(0.2)%	90.8%	91.2%	(0.4)%
Total weighted average occupancy	90.9%	91.1%	(0.2)%	91.1%	91.0%	0.1%
REVPAF:						
Southern California	$ 17.10	$ 16.33	4.7%	$ 16.33	$ 15.34	6.5%
Northern California	14.42	13.68	5.4%	13.68	13.20	3.6%
Texas	7.79	7.42	5.0%	7.42	7.25	2.3%
Florida	11.43	10.68	7.0%	10.68	9.62	11.0%
Illinois	10.96	10.53	4.1%	10.53	10.25	2.7%
Georgia	8.34	7.76	7.5%	7.76	7.23	7.3%
All other states	10.14	9.71	4.4%	9.71	9.35	3.9%
Total REVPAF	$ 11.11	$ 10.58	5.0%	$ 10.58	$ 10.09	4.9%

Same Store Facilities Operating Trends by Region (Continued)	Year Ended December 31,			Year Ended December 31,		
	2006	2005	Change	2005	2004	Change
Realized annual rent per occupied square foot:						
Southern California	$ 18.75	$ 17.69	6.0%	$ 17.69	$ 16.66	6.2%
Northern California	15.98	15.12	5.7%	15.12	14.78	2.3%
Texas	8.58	8.24	4.1%	8.24	8.05	2.4%
Florida	12.31	11.46	7.4%	11.46	10.42	10.0%
Illinois	12.26	11.77	4.2%	11.77	11.41	3.2%
Georgia	9.04	8.40	7.6%	8.40	7.90	6.3%
All other states	11.20	10.69	4.8%	10.69	10.25	4.3%
Total realized rent per square foot	$ 12.22	$ 11.61	5.3%	$ 11.61	$ 11.09	4.7%
In place annual rent per occupied square foot at December 31:						
Southern California	$ 20.31	$ 19.46	4.3%	$ 19.46	$ 18.26	6.6%
Northern California	17.38	16.73	3.9%	16.73	16.00	4.5%
Texas	9.38	9.06	3.6%	9.06	8.72	3.8%
Florida	13.40	12.71	5.4%	12.71	11.67	8.9%
Illinois	13.36	12.90	3.5%	12.90	12.52	2.9%
Georgia	10.15	9.48	7.0%	9.48	8.87	6.8%
All other states	12.21	11.86	2.9%	11.86	11.32	4.8%
Total in place rent per occupied square foot:	$ 13.32	$ 12.86	3.6%	$ 12.86	$ 12.21	5.3%

The Southern California Market consists principally of the greater Los Angeles area and San Diego, and has historically been a source of strong growth due to its diverse economy and continued population growth. In addition, barriers to entry in the form of difficult permitting requirements tend to reduce the potential for increased competition in the infill locations where we focus our operations.

The Northern California market consists principally of San Francisco and related peripheral areas. While this area has a vibrant economy and relatively strong population growth, it has been subject to general economic conditions, principally issues associated with the technology sector. In addition, there has been increased competition in the areas that we do business, principally in the peripheral areas near San Francisco, due to new supply. As a result, revenue growth in this area has been average relative to our other markets.

The Texas market principally includes Dallas, Houston and San Antonio. This market has historically been subject to volatility due to minimal regulatory restraint upon building, which results in cycles of overbuilding and absorption. For the last few years, we have been in a period of increased supply and competition in the areas we operate, and as a result revenue growth has been average relative to other markets.

The Florida market principally includes Miami, Orlando, Tampa, and West Palm Beach. These markets have been our strongest in terms of revenue growth in 2006, due in part to increased moving and storage demand resulting from the impact of hurricane activity in 2005 and 2004. In addition, over the longer term we believe that this market benefits from continued strong population growth and barriers to entry. We expect growth in revenues during 2007 to moderate due primarily to the lack of hurricane activity during the 2006 season resulting in difficult year-over-year comparisons.

The Illinois market is composed principally of Chicago. Revenue growth has been weak in Chicago due, we believe, to increased competition from building that is comprised principally of conversions of industrial type facilities into self-storage facilities, as well as weaker population growth.

Georgia, which includes principally Atlanta, has been benefiting from a reduction in new supply relative to population growth in the last few years and, as a result, revenue growth has been favorable in the last three years. We believe that these conditions should continue and expect Atlanta to be one of our strongest markets in 2007.

Domestic - Acquired Self-Storage Facilities

During 2004, 2005 and 2006, in addition to the 487 self-storage facilities we acquired in the Shurgard merger, we acquired a total of 89 self-storage facilities containing 6,383,000 net rentable square feet. Also, commencing January 1, 2006, we began consolidating the accounts of 16 facilities previously accounted for on the equity method. The following table summarizes operating data with respect to these facilities.

DOMESTIC -ACQUIRED SELF-STORAGE FACILITIES	Year Ended December 31,			Year Ended December 31,		
	2006	2005	Change	2005	2004	Change
	(Dollar amounts in thousands, except square foot amounts)					
Rental income:						
Facilities acquired in 2006:						
Facilities acquired in merger with Shurgard	$ 128,131	$ -	$ 128,131	$ -	$ -	$ -
Newly consolidated	14,610	-	14,610	-	-	-
Other acquisitions	6,246	-	6,246	-	-	-
Facilities acquired in 2005	24,949	9,285	15,664	9,285	-	9,285
Facilities acquired in 2004	33,810	30,406	3,404	30,406	4,705	25,701
Total rental income	207,746	39,691	168,055	39,691	4,705	34,986
Cost of operations before depreciation and amortization :						
Facilities acquired in 2006:						
Facilities acquired in merger with Shurgard	47,362	-	47,362	-	-	-
Newly consolidated	3,515	-	3,515	-	-	-
Other acquisitions	2,974	-	2,974	-	-	-
Facilities acquired in 2005	9,703	4,148	5,555	4,148	-	4,148
Facilities acquired in 2004	12,530	12,632	(102)	12,632	1,606	11,026
Total cost of operations	76,084	16,780	59,304	16,780	1,606	15,174
Net operating income before depreciation and amortization:						
Facilities acquired in 2006:						
Facilities acquired in merger with Shurgard	80,769	-	80,769	-	-	-
Newly consolidated	11,095	-	11,095	-	-	-
Other acquisitions	3,272	-	3,272	-	-	-
Facilities acquired in 2005	15,246	5,137	10,109	5,137	-	5,137
Facilities acquired in 2004	21,280	17,774	3,506	17,774	3,099	14,675
Total net operating income before depreciation and amortization (a)	131,662	22,911	108,751	22,911	3,099	19,812
Depreciation and amortization	(196,393)	(10,120)	(186,273)	(10,120)	(892)	(9,228)
Net operating income (loss)	$ (64,731)	$ 12,791	$ (77,522)	$ 12,791	$ 2,207	$ 10,584
Weighted average square foot occupancy during the period:						
Facilities acquired in 2006:						
Facilities acquired in merger	84.4%	-	-	-	-	-
Newly consolidated	88.5%	-	-	-	-	-
Other acquisitions	71.2%	-	-	-	-	-
Facilities acquired in 2005	84.7%	86.8%	(2.4)%	86.8%	-	-
Facilities acquired in 2004	88.1%	87.0%	1.3%	87.0%	80.4%	8.2%
	84.8%	87.0%	(2.5)%	87.0%	80.4%	8.2%

DOMESTIC ACQUIRED SELF-STORAGE FACILITIES (continued)

	Year Ended December 31,			Year Ended December 31,		
	2006	2005	Change	2005	2004	Change
Weighted average realized annual rent per occupied square foot for the period:						
Facilities acquired in 2006:						
Facilities acquired in merger	$ 12.75	$ -	-	$ -	$ -	-
Newly consolidated	16.53	-	-	-	-	-
Other acquisitions	13.17	-	-	-	-	-
Self-storage facilities acquired in 2005	11.74	10.17	15.4%	10.17	-	-
Self-storage facilities acquired in 2004	11.84	10.80	9.6%	10.80	9.51	13.6%
	$ 12.65	$ 10.65	18.8%	$ 10.65	$ 9.51	12.0%
In place annual rent per occupied square foot at December 31:						
Facilities acquired in 2006:						
Facilities acquired in merger	$ 13.71	$ -	-	$ -	$ -	-
Newly consolidated	18.46	-	-	-	-	-
Other acquisitions	14.31	-	-	-	-	-
Self-storage facilities acquired in 2005	13.25	12.00	10.4%	12.00	-	-
Self-storage facilities acquired in 2004	12.97	12.14	6.8%	12.14	11.47	5.8%
	$ 13.76	$ 12.08	13.9%	$ 12.08	$ 11.47	5.3%
At December 31:						
Number of Facilities	592	77	515	77	45	32
Net rentable square feet	39,531	5,511	34,020	5,511	3,109	2,402
Cumulative acquisition cost	$5,527,546	$514,036	$5,013,510	$514,036	$259,487	$254,549

(a) Total net operating income before depreciation, which is a non-GAAP measure, for our self-storage facilities represents a portion of our total self-storage segment's net operating income before depreciation, and is denoted in the table "self-storage operations summary" above. A reconciliation of our total self-storage segment's net operating income before depreciation to consolidated net income is included in Note 15 to our December 31, 2006 consolidated financial statements, "Segment Information."

The acquisitions were acquired at various dates throughout each period. Accordingly, rental income, cost of operations, depreciation, net operating income, weighted average square foot occupancies and realized rents per square foot represent the operating results for the partial period that we owned the facilities during the year acquired. In addition, in place rents per occupied square foot at December 31, 2006, 2005 and 2004, reflect the amounts for those facilities we owned at each of those respective dates.

During 2004, we acquired a total of 45 self-storage facilities for approximately $259,487,000, containing an aggregate of approximately 3,109,000 net rentable square feet and are located principally in the Buffalo, Dallas, Miami, Milwaukee, and Minneapolis metropolitan areas.

During 2005, we acquired a total of 32 self-storage facilities, principally in single-property transactions, for an aggregate cost of $254,549,000. These facilities contain in the aggregate approximately 2,390,000 net rentable square feet and are located principally in the Atlanta, Chicago, Miami, and New York metropolitan areas.

For the year ended December 31, 2006, in addition to the 487 self-storage facilities we acquired in the merger with Shurgard, we acquired a total of 12 self-storage facilities, each in a single-property transaction. These 12 facilities contain in aggregate approximately 877,000 net rentable square feet and were acquired for an aggregate cost of $103,544,000. The 12 facilities are located in California, Florida, Illinois, New York, Virginia, New Jersey, Delaware, Georgia and Colorado.

Effective January 1, 2006, as described in Note 2 to our consolidated financial statements, we are including the accounts of three limited partnerships that we had previously accounted for under the equity method of accounting. The three limited partnerships collectively own 16 facilities and have an aggregate of 879,000 net rentable square feet. These facilities are substantially all mature facilities that we have managed and had an interest in for several years. Accordingly, their future operating characteristics and past operating history are similar to those of our Same Store facilities.

We believe our presence in and knowledge of substantially all of the major markets in the United States enhances our ability to identify attractive acquisition opportunities and capitalize on the overall fragmentation in the storage industry. Our acquisitions consist of facilities that have been operating for a number of years as well as newly constructed facilities that were in the process of filling up to stabilized occupancy levels. In either case, we have been able to leverage off of our operating strategies and improve the occupancy levels of the facilities, or with respect to the newly developed facilities we have been able to accelerate the fill-up pace.

We expect that our acquisitions will continue to provide earnings growth during 2007 as these facilities continue to improve their occupancy levels as well as realized rental rates.

The 487 self-storage facilities in the U.S. acquired in the Shurgard merger are located in 23 states and contain in aggregate 32.3 million net rentable square feet. The operating data presented in the table above reflects the historical data from August 22, 2006 through December 31, 2006, the period owned and operated by Public Storage. Many of these new acquired facilities, however, have been operating at a stabilized occupancy level for several years under the Shurgard system and then under the Public Storage system following the merger. To provide additional comparative operating data, the table below sets forth the operations of the 366 facilities that have been operating at a stabilized basis (the "Shurgard Domestic Same Stores") from August 22, 2006 through December 31, 2006, the period operated under Public Storage and consolidated in our financial statements, and then for 2004, 2005, and 2006 including the time period when the facilities were operated by Shurgard. The data presented does not reflect the actual results included in our operations for the years ended December 31, 2006, 2005 and 2004 and does not purport to project results of operations for any future date or period.

Selected Operating Data for the 366 facilities operated by Shurgard on a stabilized basis since January 1, 2004 ("Shurgard Domestic Same Store Facilities"): (a)

	From August 22, 2006 through December 31, 2006 (b)	Year Ended December 31 (a)			Year Ended December 31 (a)		
		2006	2005	Percentage Change	2005	2004	Percenta Chang
		(Dollar amounts in thousands, except square foot amounts)					
Total rental income (c)	$ 107,961	$273,537	$261,309	4.7%	$261,309	$ 248,571	5.1%
Total cost of operations (excluding depreciation) (c)	40,650	103,250	101,693	1.5%	101,693	93,950	8.2%
Net operating income (excluding depreciation) (d)	$ 67,311	$170,287	$159,616	6.7%	$159,616	$ 154,621	3.2%
Gross margin (before depreciation)	62.3%	62.3%	61.1%	2.0%	61.1%	62.2%	(1.8)%
Weighted average for the period:							
Square foot occupancy (e)	85.3%	84.6%	85.2%	(0.7)%	85.2%	84.7%	(0.6)%
Realized annual rent per occupied square foot (f)	$ 14.54	$ 13.34	$ 12.64	5.5%	$12.64	$ 12.08	4.6%
REVPAF (g) (h)	$ 12.40	$ 11.28	$ 10.77	4.7%	$10.77	$ 10.23	5.3%
Weighted average at December 31:							
Square foot occupancy	85.5%	85.5%	84.0%	1.8%	84.0%	85.8%	(2.1)%
Total net rentable square feet (in thousands)	23,425	23,425	23,425	-	23,425	23,425	-

(a) Operating data reflects the operations of these facilities without regard to the time period in which Public Storage owned the facilities.

(b) Operating data from August 22, 2006 through December 31, 2006 represents the period when the facilities were owned by Public Storage, and these amounts are included in the Company's operating results.

(c) Revenues and cost of operations do not include ancillary revenues and expenses generated at the facilities with respect to tenant reinsurance, and retail sales and truck rentals. "Other costs of management" included in cost of operations principally represents all the indirect costs incurred in the operations of the facilities. Indirect costs principally include supervisory costs and corporate overhead cost incurred to support the operating activities of the facilities. These amounts presented herein will not necessarily compare to amounts previously presented by Shurgard in its public reporting due to differences in classification of revenues and expenses, including tenant reinsurance, retail sales and truck rental activities which are included on our income statement under "ancillary operations" but were previously presented by Shurgard as self-storage revenue and operating expenses.

(d) Net operating income (before depreciation) or "NOI", is a non-GAAP (generally accepted accounting principles) financial measure that excludes the impact of depreciation expense. Although depreciation is an operating expense, we believe that NOI is a meaningful measure of operating performance, because we utilize NOI in making decisions with respect to capital allocations, in determining current property values, segment performance, and comparing period-to-period and market-to-market property operating results. NOI is not a substitute for net operating income after depreciation in evaluating our operating results. We have not presented depreciation expense for these facilities because the depreciation expense is based upon historical cost, which is substantially different before the merger and after.

(e) Square foot occupancies represent weighted average occupancy levels over the entire period.

(f) Realized annual rent per occupied square foot is computed by annualizing the result of dividing rental income by the weighted average occupied square footage for the period. Realized annual rent per occupied square foot takes into consideration promotional discounts and other costs that reduce rental income from the contractual amounts due.

(g) Annualized rental income per available square foot ("REVPAF") represents annualized rental income divided by total available net rentable square feet.

(h) Late charges and administrative fees are excluded from the computation of realized annual rent per occupied square foot and REVPAF because exclusion of these amounts provides a better measure of our ongoing level of revenue, by excluding the volatility of late charges, which are dependent principally upon the level of tenant delinquency, and administrative fees, which are dependent principally upon the absolute level of move-ins for a period.

As noted above, our 1,266 Same-Store facilities had occupancies of approximately 89.4% at December 31, 2006, as compared to 85.5% for the acquired Shurgard Domestic Same Store portfolio. It is our objective to close this occupancy gap in order to increase REVPAF. In attempting to accomplish this objective, we have significantly expanded our domestic pricing, promotional, and media programs, and aggregate media costs increased significantly in the fourth quarter of 2006 versus the aggregate level of spending incurred in the fourth quarter of 2005. There can be no assurance that we will meet our objectives or that any increase in occupancies will not be offset by lower realized rent per occupied square foot either due to promotional discounts or lower monthly rent in the acquired Shurgard facilities or the Same Store facilities.

On the date of the merger, we successfully installed our real-time property operation system at all U.S. Shurgard locations. As a result, these facilities are integrated into our national call center, website, and management structure. The integration of these facilities into our operations should have additional benefits and cost savings.

Beginning January 2007, all field personnel will be under a revised Public Storage compensation and benefit plan. The cost savings from implementing the new plan along with a more efficient staffing mix are expected to be in excess of $5 million per year.

Marketing costs, exclusive of media, will be lower as a result of combining Yellow Page advertising and terminating Shurgard's marketing programs. There will be approximately $5 million in savings that will phase in over the next year as a result of eliminating yellow page expenses incurred by Shurgard, there will also be lower per-property expenses for all of the facilities in our portfolio as costs are spread over a larger base. We expect property tax expense to be higher than that experienced by Shurgard due to higher assessments following the merger.

Domestic – Development Self-Storage Facilities

We have a total of 123 facilities which are unstabilized due to development activities.

We have 46 of these facilities that have been developed from the ground up between 2002 and 2006. At December 31, 2006, these newly developed facilities have an aggregate of 3,345,000 net rentable square feet of self-storage space, and were developed at an aggregate cost of $371,741,000. These facilities are presented in the table below based upon the year of opening.

We also have 77 facilities that were originally opened prior to 2002 that have been expanded or are in the process of being expanded (these 77 facilities are referred to as the "Expansion Facilities" below). In addition to entirely self-storage facilities, this group of facilities includes 17 facilities that were developed originally to combine self-storage and containerized storage space, but have been substantially all converted entirely to self-storage space at December 31, 2006. We have incurred an aggregate of $127,553,000 during the three years ended December 31, 2006 to expand, repurpose, or otherwise enhance the revenue generating capacity of these 77 Expansion Facilities.

The following table sets forth the operating results and selected operating data with respect to the Developed and Expansion Facilities:

DOMESTIC - DEVELOPMENT SELF-STORAGE FACILITIES

	Year Ended December 31,			Year Ended December 31,		
	2006	2005	Change	2005	2004	Change
	(Amounts in thousands, except per square foot amounts and facility count)					
Rental income:						
Facilities opened in 2006	$ 1,056	$ -	$ 1,056	$ -	$ -	$ -
Facilities opened in 2005	2,599	464	2,135	464	-	464
Facilities opened in 2004	7,431	5,336	2,095	5,336	1,234	4,102
Facilities opened in 2003 and 2002	27,842	24,803	3,039	24,803	19,049	5,754
Expansion facilities	73,784	62,698	11,086	62,698	57,418	5,280
Total rental income	112,712	93,301	19,411	93,301	77,701	15,600
Cost of operations before depreciation:						
Facilities opened in 2006	959	-	959	-	-	-
Facilities opened in 2005	1,734	568	1,166	568	-	568
Facilities opened in 2004	2,277	2,068	209	2,068	1,149	919
Facilities opened in 2003 and 2002	8,219	8,347	(128)	8,347	7,797	550
Expansion facilities	24,863	21,496	3,367	21,496	19,542	1,954
Total cost of operations before depreciation	38,052	32,479	5,573	32,479	28,488	3,991
Net operating income before depreciation:						
Facilities opened in 2006	$ 97	$ -	$ 97	$ -	$ -	$ -
Facilities opened in 2005	865	(104)	969	(104)	-	(104)
Facilities opened in 2004	5,154	3,268	1,886	3,268	85	3,183
Facilities opened in 2003 and 2002	19,623	16,456	3,167	16,456	11,252	5,204
Expansion facilities	48,921	41,202	7,719	41,202	37,876	3,326
Net operating income before depreciation (a)	74,660	60,822	13,838	60,822	49,213	11,609
Depreciation	(27,963)	(24,150)	(3,813)	(24,150)	(21,933)	(2,217)
Net operating income	$ 46,697	$ 36,672	$ 10,025	$ 36,672	$ 27,280	$ 9,392
Weighted average square foot occupancy during the period:						
Self-storage facilities opened in 2006	28.5%	-	-	-	-	-
Self-storage facilities opened in 2005	45.7%	26.9%	69.9%	26.9%	-	-
Self-storage facilities opened in 2004	87.9%	74.2%	18.5%	74.2%	35.2%	110.8%
Self-storage facilities opened in 2003 and 2002	91.8%	90.5%	1.4%	90.5%	89.1%	1.6%
Expansion facilities	80.2%	77.0%	4.2%	77.0%	81.2%	(5.2)%
	79.1%	82.8%	(4.5)%	82.8%	76.3%	8.5%

DOMESTIC - DEVELOPMENT SELF-STORAGE FACILITIES (Continued)

	Year Ended December 31,			Year Ended December 31,		
	2006	2005	Change	2005	2004	Change
Weighted average realized rent per occupied square foot during the period (b):						
Self-storage facilities opened in 2006	$14.71	$ -	-	$ -	$ -	-
Self-storage facilities opened in 2005	11.60	8.47	37.0%	8.47	-	-
Self-storage facilities opened in 2004	16.19	14.12	14.7%	14.12	10.97	28.7%
Self-storage facilities opened in 2003 and 2002	15.05	13.55	11.1%	13.55	12.49	8.5%
Expansion facilities	12.59	11.97	5.2%	11.97	12.47	(4.0)%
	$14.92	$13.52	10.4%	$13.52	$12.31	9.8%
In place annual rent per occupied square foot at December 31 (c):						
Self-storage facilities opened in 2006	$22.75	$ -	-	$ -	$ -	-
Self-storage facilities opened in 2005	14.60	12.90	13.2%	12.90	-	-
Self-storage facilities opened in 2004	17.76	16.78	5.8%	16.78	16.02	4.7%
Self-storage facilities opened in 2003 and 2002	16.44	15.28	7.6%	15.28	14.16	7.9%
Expansion facilities	14.09	13.48	4.5%	13.48	13.68	(1.5)%
	$16.85	$15.41	9.3%	$15.41	$14.53	6.0%
Number of facilities at December 31:						
Facilities opened in 2006	5	-	5	-	-	-
Facilities opened in 2005	6	6	-	6	-	6
Facilities opened in 2004	7	7	-	7	7	-
Facilities opened in 2003 and 2002	28	28	-	28	28	-
Expansion facilities	77	77	-	77	77	-
	123	118	5	118	112	6
Square Footage at December 31:						
Facilities opened in 2006	440	-	440	-	-	-
Facilities opened in 2005	463	463	-	463	-	463
Facilities opened in 2004	505	505	-	505	505	-
Facilities opened in 2003 and 2002	1,937	1,937	-	1,937	1,937	-
Expansion facilities	7,181	6,661	520	6,661	5,652	1,009
	10,526	9,566	960	9,566	8,094	1,472
Cumulative development cost at December 31:						
Facilities opened in 2006	$ 68,962	$ -	$ 68,962	$ -	$ -	$ -
Facilities opened in 2005	37,857	37,073	784	37,073	-	37,073
Facilities opened in 2004	60,579	60,579	-	60,579	60,579	-
Facilities opened in 2003 and 2002	204,343	204,343	-	204,343	204,343	-
Expansion facilities (d)	127,553	82,253	45,300	82,253	32,438	49,815
Net operating income	$ 499,294	$ 384,248	$115,046	$ 384,248	$ 297,360	$ 86,888

(a) Total net operating income before depreciation, which is a non-GAAP measure, for our developed self-storage facilities represents a portion of our total self-storage segment's net operating income before depreciation, and is denoted in the table "self-storage operations summary" above. A reconciliation of our total self-storage segment's net operating income before depreciation to consolidated net income is included in Note 15 to our December 31, 2006 consolidated financial statements, "Segment Information."

(b) Realized annual rent per occupied square foot is computed by dividing rental income, prior to late charges and administrative fees, by the weighted average occupied square footage for the period. Realized annual rent per occupied square foot takes into consideration promotional discounts, credit card fees and other costs that reduce rental income from the contractual amounts due, and therefore amounts for the years ended December 31, 2006, 2005 and 2004 may not be comparable to the same periods in prior years for self-storage facilities opened in 2006, 2005 and 2004. We typically provide significant promotional discounts to new tenants when a facility first opens for operations. As facilities reach a stabilized occupancy level, the amounts of discounts given will be reduced significantly.

(c) In place annual rent per occupied square foot represents annualized contractual rents per occupied square foot without reductions for promotional discounts, and excludes late charges and administrative fees.

(d) We have spent an aggregate of approximately $127,553,000 to expand the square footage or otherwise enhance the revenue potential of these facilities during the three years ended December 31, 2006 of these facilities, adding an aggregate of 2,373,000 net rentable self-storage space.

Unlike many other forms of real estate, we are unable to pre-lease newly developed storage space due to the nature of our tenants. Accordingly, at the time newly developed space first opens, it is entirely vacant generating no rental income. Historically, we estimated that on average it takes approximately 24 to 36 months for a newly developed facility to fill up and reach a targeted occupancy level of approximately 90%.

As these facilities approach the targeted occupancy level of approximately 90%, rates are increased, resulting in further improvement in net operating income as the existing tenants, which moved in at lower rates, have their rates increased or are replaced by new tenants paying higher rates. This process of reaching stabilized rental rates can take approximately another 12 to 24 months following the time when the facilities reach a stabilized occupancy level of 90%. In addition, move-in discounts have a more pronounced effect upon realized rental rates for the newly developed facilities, because such facilities tend to have a higher ratio of newer tenants.

Property operating expenses are substantially fixed, consisting primarily of payroll, property taxes, utilities, and marketing costs. The rental revenue of a newly developed facility will generally not cover its property operating expenses (excluding depreciation) until the facility has reached an occupancy level of approximately 30% to 35%. However, at that occupancy level, the rental revenues from the facility are still not sufficient to cover related depreciation expense and cost of capital with respect to the facility's development cost. During construction of the self-storage facility, we capitalize interest costs and include such cost as part of the overall development cost of the facility. Once the facility is opened for operations interest is no longer capitalized.

The annualized yield on costs for the 46 newly developed facilities for the year ended December 31, 2006, based on net operating income before depreciation, was approximately 6.9%, which is lower than our ultimate yield expectations. We expect these yields to increase as these facilities reach stabilization of both occupancy levels and realized rents. Properties that were developed before 2005 have contributed greatly to our earnings growth. The growth in properties developed in 2004 was principally due to occupancy growth, and growth for properties developed in 2003 and 2002 were due principally to rate increases. We expect that these facilities will continue to provide growth to our earnings.

Development of self-storage facilities causes short-term earnings dilution because, as mentioned above, of the extended time to stabilize a self-storage facility. We have developed self-storage facilities, despite the short-term earnings dilution, because it is advantageous for us to continue to expand our asset base and benefit from the resulting increased critical mass, with facilities that will improve our portfolio's overall average construction and location quality.

The decision to commence development of any particular self-storage location is based upon several factors with respect to that local market, including our estimate of current and future general economic conditions, demographic conditions, population growth, the likelihood of and cost of obtaining permits, construction costs, as well as the level of demand at our existing self-storage facilities in proximity to the prospective facility. Our level of new development starts has declined significantly in the last few years due to increases in construction costs, increases in competition with retail, condominium, and apartment operators for quality construction sites in urban locations, and more difficult zoning and permitting requirements, which has reduced the number of attractive sites available for development and reduced our development of facilities. It is unclear when, or if, these conditions will improve.

Shurgard European Operating Data

In the merger with Shurgard, we acquired 160 facilities located in seven European countries with an aggregate of 8,385,000 net rentable square feet. During the last three months of 2006, six additional facilities were opened in Europe with an aggregate of 306,000 net rentable square feet. The following chart sets forth the operations of the Shurgard Facilities from August 22, 2006 through December 31, 2006, the period operated under Public Storage and consolidated in our financial statements (amounts in thousands):

	From August 22, 2006 through December 31, 2006
Rental income:	
Same Store – 96 facilities	$ 41,132
Non-Same Store – 70 facilities	18,583
Total rental income	59,715
Cost of operations (excluding depreciation):	
Same Store	17,302
Non-Same Store	13,134
Total cost of operations	30,436
Net operating income before depreciation (a):	
Same Store	23,830
Non-Same Store	5,449
Total net operating income before depreciation	29,279
Depreciation and amortization	(59,803)
Net operating loss	$ (30,524)
Weighted average square foot occupancy during the period:	81.1%
Weighted average realized annual rent per occupied square foot for the period:	$ 23.30
In place annual rent per occupied square foot at December 31:	$ 23.12

(a) Total net operating income before depreciation, which is a non-GAAP measure, for our commercial property segment is presented in Note 15 to our condensed consolidated financial statements, "Segment Information," which includes a reconciliation of net operating income before depreciation for this segment to our consolidated net income.

The operating data presented in the table below reflect the historical data through August 22, 2006, the period for which the facilities were operated under Shurgard combined with the historical data from August 22, 2006 through December 31, 2006, the period operated under Public Storage. Accordingly, the data presented below does not reflect the actual results included in our operations for the years ended December 31, 2006, 2005 and 2004. We have applied our definition of what qualifies as a Same Store. As a result, the number of properties included in the Shurgard European Same Store portfolio has decreased from 123 facilities (as reported by Shurgard in the second quarter of 2006) to 96 facilities as is currently being reported.

Selected Operating Data for the 96 facilities operated by Shurgard Europe on a stabilized basis since January 1, 2004 ("Europe Same Store Facilities"): (a)

	Year Ended December 31,			Year Ended December 31,		
	2006	2005	Percentage Change	2005	2004	Percenta Chang
	(Dollar amounts in thousands, except weighted average data, utilizing constant exchang rates) (b)					
Revenues:						
Rental income	$ 106,581	$ 94,455	12.8%	$ 94,455	$ 83,722	12.8%
Late charges and administrative fees collected	1,033	881	17.3%	881	689	27.9%
Total revenues (c)	107,614	95,336	12.9%	95,336	84,411	12.9%
Cost of operations (excluding depreciation):						
Property taxes	4,912	4,571	7.5%	4,571	4,325	5.7%
Payroll expense	21,104	21,558	(2.1)%	21,558	21,236	1.5%
Advertising and promotion	5,353	7,016	(23.7)%	7,016	7,156	(2.0)%
Utilities	2,959	2,769	6.9%	2,769	2,462	12.5%
Repairs and maintenance	3,303	3,246	1.8%	3,246	3,752	(13.5)%
Property insurance	1,432	1,522	(5.9)%	1,522	1,452	4.8%
Leasehold expense	2,459	2,327	5.7%	2,327	1,897	22.7%
Other costs of management	8,852	10,414	(15.0)%	10,414	9,927	4.9%
Total cost of operations (c)	50,374	53,423	(5.7)%	53,423	52,207	2.3%
Net operating income (excluding depreciation) (d)	$ 57,240	$ 41,913	36.6%	$ 41,913	$ 32,204	30.1%
Gross margin (before depreciation)	53.2%	44.0%	20.9%	44.0%	38.2%	15.2%
Weighted average for the period:						
Square foot occupancy (e)	85.2%	78.5%	8.5%	78.5%	69.1%	13.6%
Realized annual rent per occupied square foot (f)	$ 23.64	$ 22.74	4.0%	$ 22.74	$ 22.90	(0.7)%
REVPAF (g) (h)	$ 20.14	$ 17.85	12.8%	$ 17.85	$ 15.82	12.8%
Weighted average at December 31:						
Square foot occupancy	89.1%	82.2%	8.4%	82.2%	71.9%	14.3%
In place annual rent per occupied square foot (i)	$ 22.61	$ 21.72	4.1%	$ 21.72	$ 22.00	(1.3)%
Total net rentable square feet (in thousands)	5,291	5,291	-	5,291	5,291	-

(a) Operating data reflects the operations of these facilities without regard to the time period in which Public Storage owned the facilities; only the amounts for the period August 23, 2006 through December 31, 2006 are included in our consolidated operating results.

(b) Amounts for all periods have been translated from local currencies to U.S. dollars at a constant exchange rate of 1.26 US Dollars to Euros.

(c) Revenues and cost of operations do not include ancillary revenues and expenses generated at the facilities with respect to tenant reinsurance and retail sales. "Other costs of management" included in cost of operations principally represents all the indirect costs incurred in the operations of the facilities. Indirect costs principally include supervisory costs and corporate overhead cost incurred to support the operating activities of the facilities. These amounts presented herein will not necessary compare to amounts previously presented by Shurgard in its public reporting due to differences in classification of revenues and expenses, including tenant reinsurance, retail sales, and truck rental activities which are included on our income statement under "ancillary operations" but were previously presented by Shurgard as self-storage revenue and operating expenses.

(d) Net operating income (before depreciation) or "NOI" is a non-GAAP (generally accepted accounting principles) financial measure that excludes the impact of depreciation expense. Although depreciation is an operating expense, we believe that NOI is a meaningful measure of operating performance, because we utilize NOI in making decisions with respect to capital allocations, in determining current property values, segment performance, and comparing period-to-period and market-to-market property operating results. NOI is not a substitute for net operating income after depreciation in evaluating our operating results.

(e) Square foot occupancies represent weighted average occupancy levels over the entire period.

(f) Realized annual rent per occupied square foot is computed by annualizing the result of dividing rental income by the weighted average occupied square footage for the period. Realized annual rent per occupied square foot takes into consideration promotional discounts and other costs that reduce rental income from the contractual amounts due.

(g) Annualized rental income per available square foot ("REVPAF") represents annualized rental income divided by total available net rentable square feet.

(h) Late charges and administrative fees are excluded from the computation of realized annual rent per occupied square foot and REVPAF because exclusion of these amounts provides a better measure of our ongoing level of revenue, by excluding the volatility of late charges, which are dependent principally upon the level of tenant delinquency, and administrative fees, which are dependent principally upon the absolute level of move-ins for a period.

(i) In place annual rent per occupied square foot represents annualized contractual rents per occupied square foot without reductions for promotional discounts, and excludes late charges and administrative fees.

The European team is selectively adapting various operating strategies we use in the United States and incorporating them into their operating model.

The following table sets forth certain regional trends in the Europe Same Store facilities:

	Year Ended December 31,			Year Ended December 31,		
	2006	2005	Percentage Change	2005	2004	Percentage Change
	(Dollar amounts in thousands, except per square foot amounts)					
Rental income:						
Belgium	$ 13,498	$ 12,830	5.2%	$ 12,830	$ 12,362	3.8%
Denmark	4,740	4,034	17.5%	4,034	3,151	28.0%
France	27,657	25,623	7.9%	25,623	22,888	11.9%
Netherlands	21,303	18,261	16.7%	18,261	15,427	18.4%
Sweden	23,045	19,457	18.4%	19,457	16,872	15.3%
United Kingdom	17,371	15,131	14.8%	15,131	13,711	10.3%
Total rental income	$107,614	$95,336	12.9%	$95,336	$84,411	12.9%
Cost of operations before depreciation and amortization (a):						
Belgium	$ 6,837	$ 6,662	2.6%	$ 6,662	$ 6,661	-
Denmark	2,401	2,610	(8.0)%	2,610	2,845	(8.3)%
France	13,425	14,468	(7.2)%	14,468	14,116	2.5%
Netherlands	9,988	10,921	(8.5)%	10,921	10,582	3.2%
Sweden	10,099	11,213	(9.9)%	11,213	10,433	7.5%
United Kingdom	7,624	7,549	1.0%	7,549	7,570	(0.3)%
Total cost of operations before depreciation and amortization	$50,374	$53,423	(5.7)%	$53,423	$52,207	2.3%
Weighted average occupancy levels for the period:						
Belgium	80.6%	76.4%	5.5%	76.4%	72.5%	5.4%
Denmark	90.8%	85.4%	6.3%	85.4%	66.8%	27.8%
France	87.3%	83.4%	4.7%	83.4%	75.5%	10.5%
Netherlands	83.3%	72.3%	15.2%	72.3%	59.7%	21.1%
Sweden	89.3%	80.9%	10.4%	80.9%	70.6%	14.6%
United Kingdom	82.7%	76.8%	7.7%	76.8%	66.8%	15.0%
	85.2%	78.5%	8.5%	78.5%	69.1%	13.6%
Weighted average realized annual rent per occupied square foot:						
Belgium	$16.56	$16.63	(0.4)%	$16.63	$16.90	(1.6)%
Denmark	$24.55	$22.18	10.7%	$22.18	$22.18	-
France	$25.31	$24.55	3.1%	$24.55	$24.29	1.1%
Netherlands	$21.62	$21.37	1.2%	$21.37	$21.91	(2.5)%
Sweden	$22.67	$21.13	7.3%	$21.13	$20.97	0.8%
United Kingdom	$38.49	$36.14	6.5%	$36.14	$37.65	(4.0)%
	$23.64	$22.74	4.0%	$22.74	$22.90	(0.7)%
Net rentable square feet (in thousands):						
Belgium	1,001	1,001	-	1,001	1,001	-
Denmark	211	211	-	211	211	-
France	1,234	1,234	-	1,234	1,234	-
Netherlands	1,173	1,173	-	1,173	1,173	-
Sweden	1,130	1,130	-	1,130	1,130	-
United Kingdom	542	542	-	542	542	-
	5,291	5,291	-	5,291	5,291	-

Number of facilities:						
Belgium	17	17	-	17	17	-
Denmark	4	4	-	4	4	-
France	23	23	-	23	23	-
Netherlands	22	22	-	22	22	-
Sweden	20	20	-	20	20	-
United Kingdom	10	10	-	10	10	-
	96	96	-	96	96	-

Ancillary Operations: Ancillary operations include (i) the reinsurance of policies against losses to goods stored by tenants in our self-storage facilities, (ii) sale of merchandise at our self-storage facilities, (iii) containerized storage operations, (iv) truck rentals at our self-storage facilities and (v) commercial property operations, and (vi) management of facilities owned by third-party owners and facilities owned by affiliates that are not included in our consolidated financial statements.

The following table sets forth our ancillary operations:

	Year Ended December 31,			Year Ended December 31,		
	2006	2005	Change	2005	2004	Change
	(Amounts in thousands)					
Revenues:						
Tenant reinsurance premiums	$ 37,520	$ $24,889	$ 12,631	$ 24,889	$ 24,243	646
Merchandise sales	26,806	22,464	4,342	22,464	21,336	1,128
Containerized storage	16,454	16,497	(43)	16,497	19,355	(2,858)
Truck rentals	13,689	13,853	(164)	13,853	12,646	1,207
Commercial property operations	12,966	11,560	1,406	11,560	10,750	810
Property management	2,472	2,967	(495)	2,967	2,771	196
Total revenues	109,907	92,230	17,677	92,230	91,101	1,129
Cost of operations:						
Tenant reinsurance	14,794	8,234	6,560	8,234	13,508	(5,274)
Merchandise sales	23,204	18,773	4,431	18,773	18,901	(128)
Containerized storage	15,334	12,886	2,448	12,886	11,774	1,112
Truck rentals	12,622	12,733	(111)	12,733	12,421	312
Commercial property operations	5,223	4,448	775	4,448	4,328	120
Property management	187	638	(451)	638	657	(19)
Total cost of operations	71,364	57,712	13,652	57,712	61,589	(3,877)
Depreciation:						
Tenant reinsurance	-	-	-	-	-	-
Merchandise sales	-	-	-	-	-	-
Containerized storage	(897)	(2,808)	1,911	(2,808)	(4,546)	1,738
Truck rentals	-	-	-	-	-	-
Commercial property operations	(2,441)	(2,322)	(119)	(2,322)	(2,114)	(208)
Property management	-	-	-	-	-	-
Total depreciation	(3,338)	(5,130)	1,792	(5,130)	(6,660)	1,530
Net Income:						
Tenant reinsurance	22,726	16,655	6,071	16,655	10,735	5,920
Merchandise sales	3,602	3,691	(89)	3,691	2,435	1,256
Containerized storage	223	803	(580)	803	3,035	(2,232)
Truck rentals	1,067	1,120	(53)	1,120	225	895
Commercial property operations	5,302	4,790	(512)	4,790	4,308	482
Property management	2,285	2,329	(44)	2,329	2,114	215
Total net income	$ 35,205	$ 29,388	$ 5,817	$ 29,388	$ 22,852	$ 6,536

Tenant reinsurance operations: We reinsure policies offered through a non-affiliated insurance broker against losses to goods stored by tenants in our self-storage facilities. Revenues are comprised of fees charged to tenants electing such policies. Cost of operations primarily includes claims paid that are not covered by our outside third-party insurers, as well as claims adjusting expenses.

The future level of tenant reinsurance revenues is largely dependent upon the number of new tenants electing to purchase policies, premiums charged for such insurance and existing tenant retention to continue participating in the insurance program. For the years ended December 31, 2006, 2005 and 2004, approximately 35.1%, 32.4% and 35.0%, respectively, of our self-storage tenant base had such policies. During 2005 and 2004, we experienced damage caused by hurricanes to several of our facilities in our Florida and New Orleans markets. As a result of such damage, we recorded estimated tenant claim expense during the quarter in which the damage occurred. As time progressed, the tenant claims liabilities were adjusted, either increasing or decreasing the liabilities, based on actual claims history. As a result of these adjustments, we experienced significant volatility in our reported quarterly cost of operations, particularly with respect to 2005. In 2004, we recorded an estimated loss of approximately $1,500,000 with respect to potential tenant insured losses as a result of several hurricanes affecting the southeastern United States. During 2005, we determined that this accrual was too high based upon claims history, and accordingly we reduced the estimated liability by approximately $500,000 and reduced cost of operations in 2005 by a corresponding amount.

The future cost of operations will be dependent primarily upon the level of losses incurred, including the level of catastrophic events, such as hurricanes, that occur and affect our properties.

For the year December 31, 2006, tenant reinsurance revenues and cost of operations, respectively, included $3,243,000 and $1,285,000 with respect to the Shurgard facilities we acquired in the U.S., and $2,732,000 and $995,000 for the Shurgard facilities in Europe.

Merchandise and truck rental operations: One of our subsidiaries sells locks, boxes, and packing supplies to our tenants as well as the general public. Revenues and cost of operations for these activities are included in the table above as "Merchandise Sales." In addition, at selected locations, our subsidiary maintains trucks on site for rent to our self-storage customers and the general public on a short-term basis for local use. In addition, we also act as an agent for a national truck rental company to provide their rental trucks to customers for long-distance use. The revenues and cost of operations for these activities are included in the table above as "Truck rentals."

These activities generally serve as an adjunct to our self-storage operations providing our tenants with goods and services that they need in connection with moving and storing their goods.

The revenues and expenses of these activities have remained relatively stable through the three years ended December 31, 2006, 2005, and 2004. The primary factors impacting the level of operations of these activities is the level of customer and tenant traffic at our self-storage facilities, including the level of move-ins.

For the year ended December 31, 2006, merchandise revenues and related cost of operations, respectively, included $2,674,000 and $1,664,000 with respect to the Shurgard facilities we acquired in the United States, and $2,390,000 and $1,216,000 for the Shurgard facilities in Europe.

For the year ended December 31, 2006, truck revenues and cost of operations, respectively, included $795,000 and $924,000 with respect to the Shurgard facilities we acquired in the U.S.

Containerized storage operations: We have closed many of our containerized storage facilities since 2002, and have refined our market and product focus to 13 facilities located in eight densely populated markets with above-average rent and income. The operations with respect to the facilities other than the 13 ongoing facilities are included in "Discontinued Operations" on our income statement. The operations of the 13 remaining facilities are included in continuing operations and are reflected on the table above.

Rental and other income includes monthly rental charges to customers for storage of the containers, service fees charged for pickup and delivery of containers to customers' homes and businesses and certain non-core services which were eliminated, such as handling and packing customers' goods from city to city. At December 31, 2006, there were approximately 19,937 occupied containers in the continuing facilities.

Direct operating costs principally includes payroll, equipment lease expense, utilities and vehicle expenses (fuel and insurance). Direct operating costs for the year ended December 31, 2006 also includes approximately $1,780,000 in research and development costs. No such costs were incurred during 2005 and 2004. Facility lease expense has increased significantly as we have moved the operations from wholly-owned combination facilities to facilities that we lease from third parties.

There can be no assurance as to the level of the containerized storage business's expansion, level of gross rentals, level of move-outs or profitability. We continue to evaluate the business operations, and additional facilities may be closed.

Commercial property operations: Commercial property operations included in our consolidated financial statements include commercial space owned by the Company and entities consolidated by the Company. We have a much larger interest in commercial properties through our ownership interest in PSB. Our investment in PSB is accounted for using the equity method of accounting, and accordingly our share of PSB's earnings is reflected as "Equity in earnings of real estate entities", see below.

Our commercial operations are comprised of 1,561,000 net rentable square feet of commercial space which is principally operated at certain of the self-storage facilities.

Our commercial property operations consist primarily of facilities that are at a stabilized level of operations, and generally reflect the conditions in the markets in which they operate. We do not expect any significant growth in net operating income from this segment of our business for 2007.

Equity in earnings of real estate entities: In addition to our ownership of equity interests in PSB, we had general and limited partnership interests in five limited partnerships at December 31, 2006 (PSB and the limited partnerships are collectively referred to as the "Unconsolidated Entities"). Due to our limited ownership interest and limited control of these entities, we do not consolidate the accounts of these entities for financial reporting purposes, and account for such investments using the equity method.

Equity in earnings of real estate entities for the year ended December 31, 2006 consists of our pro-rata share of the Unconsolidated Entities based upon our ownership interest for the period. The following table sets forth the significant components of equity in earnings of real estate entities:

Historical summary:	Year Ended December 31,			Year Ended December 31,		
	2006	2005	Change	2005	2004	Change
			(Amounts in thousands)			
Property operations:						
PSB	$ 73,850	$ 68,768	$ 5,082	$ 68,768	$ 68,545	$ 223
Acquisition Joint Venture	411	277	134	277	23	254
Newly consolidated partnerships (1)	-	5,229	(5,229)	5,229	4,980	249
Other Investments (2)	2,845	2,674	171	2,674	1,607	1,067
	77,106	76,948	158	76,948	75,155	1,793
Depreciation:						
PSB	(37,919)	(33,593)	(4,326)	(33,593)	(32,063)	(1,530)
Acquisition Joint Venture	(276)	(269)	(7)	(269)	(96)	(173)
Newly consolidated partnerships (1)	-	(839)	839	(839)	(896)	57
Other Investments (2)	(695)	(724)	29	(724)	(665)	(59)
	(38,890)	(35,425)	(3,465)	(35,425)	(33,720)	(1,705)
Other: (3)						
PSB (4)	(26,167)	(16,418)	(9,749)	(16,418)	(19,587)	3,169
Newly consolidated partnerships (1)	-	(143)	143	(143)	(127)	(16)
Other Investments (2)	(154)	(79)	(75)	(79)	843	(922)
	(26,321)	(16,640)	(9,681)	(16,640)	(18,871)	2,231
Total equity in earnings of real estate entities:						
PSB	9,764	18,757	(8,993)	18,757	16,895	1,862
Acquisition Joint Venture	135	8	127	8	(73)	81
Newly consolidated partnerships (1)	-	4,247	(4,247)	4,247	3,957	290
Other Investments (2)	1,996	1,871	125	1,871	1,785	86
	$ 11,895	$ 24,883	$ (12,988)	$24,883	$22,564	$ 2,319

(1) As described more fully in Note 2 to our consolidated financial statements, we commenced consolidating the accounts of three limited partnerships that we had previously accounted for under the equity method of accounting. Accordingly, equity in income with respect to these partnerships ceased effective January 1, 2006.

(2) Amounts primarily reflect equity in earnings recorded for investments that have been held consistently throughout each of the years ended December 31, 2006, 2005 and 2004.

(3) "Other" reflects our share of general and administrative expense, interest expense, interest income, and other non-property; non-depreciation related operating results of these entities.

(4) "Other" with respect to PSB also includes our pro-rata share of gains on sale of real estate assets, impairment charges relating to pending sales of real estate and the impact of PSB's application of the SEC's clarification of EITF Topic D-42 on redemptions of preferred securities.

Equity in earnings of PSB represents our pro rata share (approximately 44% throughout the years ended December 31, 2006, 2005 and 2004) of the earnings of PSB. Throughout 2004, 2005 and 2006, we owned 5,418,273 common shares and 7,305,355 operating partnership units (units which are convertible into common shares on a one-for-one basis) in PSB. At December 31, 2006, PSB owned and operated 18.7 million net rentable square feet of commercial space located in eight states. PSB also manages commercial space owned by the Company and affiliated entities at December 31, 2006 pursuant to property management agreements.

Equity in earnings of real estate entities includes our pro rata share of the net impact of gains/losses on sales of assets and impairment charges relating to the impending sale of real estate assets as well as our pro rata share of the impact of the application of EITF Topic D-42 on redemptions of preferred securities recorded by PSB. Our net pro rata share from these items resulted in a net increase (decrease) of equity in earnings of ($1,042,000), $7,727,000 and $4,544,000 for the years ended December 31, 2006, 2005 and 2004, respectively.

The impact of the PSB items discussed above led to a decrease in equity in earnings of real estate entities totaling $12,988,000 when comparing the year ended December 31, 2006 to the same period in 2005. These PSB items also led to an increase in equity in earnings of real estate entities totaling $2,319,000 when comparing the year ended December 31, 2005 to the same period in 2004. In addition, equity in earnings real estate entities decreased due to our consolidation of three limited partnerships effective January 1, 2006 as described in Note 2 to our consolidated financial statements. As a result of this consolidation, equity in income with respect to these partnerships ceased effective January 1, 2006.

Our future equity income from PSB will be dependent entirely upon PSB's operating results. Our investment in PSB provides us with some diversification into another asset type. We have no plans of disposing of our investment in PSB. PSB's filings and selected financial information can be accessed through the Securities and Exchange Commission, and on its website, www.psbusinessparks.com.

In January 2004, we entered into a joint venture partnership with an institutional investor for the purpose of acquiring up to $125.0 million of existing self-storage properties in the United States from third parties (the "Acquisition Joint Venture"). The venture is funded entirely with equity consisting of 30% from us and 70% from the institutional investor. As described more fully in Note 9 to our consolidated financial statements for the year ended December 31, 2006, our pro-rata share of earnings with respect to two of the facilities acquired directly from third parties by the Acquisition Joint Venture in 2004, at an aggregate cost of $9,086,000, are reflected in Equity in Earnings in the table above. Our initial investment in the Acquisition Joint Venture with respect to these two facilities was approximately $2,930,000. Our future equity in earnings with respect to the Acquisition Joint Venture will be dependent upon the level of earnings generated by these two properties.

The "Other Investments" are comprised primarily of our equity in earnings from four limited partnerships, for which we held an approximate consistent level of equity interest throughout 2004, 2005 and 2006. The Company formed these limited partnerships during the 1980's. We are the general partner in each limited partnership, and manage each of these facilities for a management fee that is included in "Ancillary operations." The limited partners consist of numerous individual investors, including the Company, which throughout the 1990's acquired units of limited partnership interests in these limited partnerships in various transactions.

Our future earnings with respect to the "Other Investments" will be dependent upon the operating results of the 20 self-storage facilities that these entities own. The operating characteristics of these facilities are similar to those of the Company's self-storage facilities, and are subject to the same operational issues as the Same Store Facilities as discussed above. See Note 6 to our consolidated financial statements for the operating results of these entities for the years ended December 31, 2006, 2005 and 2004.

Other Income and Expense Items

Interest and other income: Interest and other income was $31,799,000 for the year ended December 31, 2006 as compared to $16,447,000 for the same period in 2005 and $5,391,000 in 2004. These increases are due to earning higher interest rates on invested cash balances combined with significantly higher average cash balances invested in interest-bearing accounts as compared to respective prior year periods.

As discussed more fully in "Liquidity and Capital Resources" below, at December 31, 2006, we had cash balances totaling approximately $555.6 million. In addition, during the first quarter of 2007, we issued approximately $500.0 million of our 6.625% Series M Cumulative Preferred Stock. The net proceeds from this issuance and our December 31, 2006 cash balances will be used primarily to fund future development, acquisition, and preferred redemption activities (see also "Management's Discussion and Analysis of Financial Condition and Results of Operations – Liquidity and Capital Resources"). In the interim, the net proceeds from our cash balances are expected to earn interest income (currently at approximately 5.3% at December 31, 2006) relative to the corresponding divided requirement (approximately 6.625% with respect to our Series M Cumulative Preferred Stock). This difference will result in an estimated reduction to earnings per common share. In addition, we may issue additional preferred stock during the early part of 2007, raising the necessary funds in anticipation of the potential redemption of approximately $172,500,000 in higher-rate preferred stock that becomes available for redemption in September 2007. This issuance similarly will have a negative impact on earnings per share until the proceeds are utilized.

Depreciation and amortization: Depreciation and amortization expense was $437,984,000, $196,232,000 and $182,890,000 for the years ended December 31, 2006, 2005 and 2004, respectively.

The increase in depreciation and amortization for the year ended December 31, 2006, as compared to the same period in 2005 is due primarily to $175,944,000 in amortization expense recorded during the year ended December 31, 2006 on the intangible assets for the value of the storage tenants in place which we acquired in the Shurgard merger. Intangible assets of $530,528,000, represented by the value of the storage tenants in place at the time of the merger are being amortized relative to the expected future benefit of the tenants in place to each period. Other intangible assets of $34,813,000, represented by the land leases with rent payments that are below market value are being amortized over the life of the underlying leases. Amortization of these finite-lived intangible assets is expected to be approximately $243,282,000 during 2007.

The remainder of the increase in depreciation and amortization for the year ended December 31, 2006 as compared to the same period in 2005 is due primarily to assets acquired in the Shurgard merger and to our newly developed and acquired facilities. See Notes 2 and 3 to our consolidated financial statements for further discussion of the Shurgard merger and the acquisition of tangible and intangible assets. The increase from 2004 to 2005 is due to the acquisition and development of additional real estate facilities.

Also included in depreciation and amortization expense for the year ended December 31, 2006 is $1,651,000 related to the amortization of intangibles, and $6,604,000 for each of the years ended December 31, 2005 and 2004. Amortization ceased as of April 1, 2006, as described more fully in Note 2 to our consolidated financial statements.

General and administrative expense: General and administrative expense was $84,661,000, $21,115,000 and $18,813,000 for the years ended December 31, 2006, 2005 and 2004 respectively. General and administrative expense principally consists of Shurgard merger integration costs, state income taxes, investor relations expenses and corporate and executive salaries. In addition, general and administrative expenses includes expenses that vary depending on the Company's activity levels in certain areas, such as overhead associated with the acquisition and development of real estate facilities, employee severance and stock-based compensation, and product research and development expenditures.

General and administrative expense for the year ended December 31, 2006 include costs and expenses totaling $47,405,000 incurred in connection with the integration of Shurgard and Public Storage, costs for cancelled development projects in the U.S. and Europe totaling $10,211,000 and contract termination fees of $2,413,000. We expect to incur approximately $5 million in additional merger integration costs through June 30, 2007.

Restricted stock and stock option expense amounted to approximately $6,309,000, $4,758,000 and $2,963,000 for the year ended December 31, 2006, 2005 and 2004, respectively.

Interest expense: Interest expense was $33,062,000 for the year ended December 31, 2006, as compared to $8,216,000 for the same period in 2005 and $760,000 in 2004. The increase in interest expense in 2006 is primarily due to $24,855,000 in interest incurred on the debt and other obligations we assumed in the Shurgard merger partially offset by a decrease of $893,000 in interest expense due to lower balances on our outstanding notes. See also Notes 8 and 9 to our consolidated financial statements for a schedule of our debt balances, principal repayment requirements, and average interest rates.

During the year ended December 31, 2006, we paid $1,900,000 related to interest rate and currency swaps acquired in the Shurgard merger. We have included this $1,900,000 as a reduction of income on derivatives, net on our consolidated statement of operations for the year ended December 31, 2006. See discussion below under Income from Derivatives, net.

The increase in interest expense in 2005 compared to 2004 was caused by the assumption of mortgage notes payable in connection with property acquisitions in the fourth quarter of 2004, interest expense with respect to debt due a joint venture partner, interest expense paid to a related party in 2005 and a decrease in capitalized interest due to lower average in-process development balances.

During the later part of 2004, we assumed mortgage notes payable with an aggregate principal balance of $94.7 million and having an average interest rate of approximately 5.2% in connection with property acquisitions. We incurred interest expense with respect to these mortgage notes of $879,000 in 2004 for the partial period these notes became our liabilities. Interest expense with respect to these mortgage notes totaled $4,739,000 in 2005, representing a year-over-year increase of $3,860,000.

As described more fully in Note 11 to the consolidated financial statements, during 2005 we incurred interest expense totaling $1,458,000 with respect to debt due a related party. This debt was extinguished on November 17, 2005.

Capitalized interest expense totaled $2,716,000, $2,820,000 and $3,617,000 for the years ended December 31, 2006, 2005 and 2004, respectively, in connection with our development activities. Included in the interest capitalized for 2006 is $935,000 in connection with our development activities in Europe.

Minority interest in income: Minority interest in income represents the income that is allocable to equity interests in the Consolidated Entities, which are not owned by the Company. The following table summarizes minority interest in income for each of the three years ended December 31, 2006:

	Year Ended December 31,			Year Ended December 31,		
	2006	2005	Change	2005	2004	Chang
			(Amounts in thousands)			
Preferred partnership interests:						
Ongoing distributions (a)	$ 19,055	$ 16,147	$ 2,908	$ 16,147	$ 22,423	$ (6,2
Special Distribution and EITF Topic D-42 (b)	-	874	(874)	874	10,063	(9,1
Acquired minority interests (c)	-	1,197	(1,197)	1,197	4,048	(2,8
Newly consolidated partnerships (d)	5,259	-	5,259	-	-	
Convertible Partnership Units (e)	151	469	(318)	469	328	1
Shurgard U.S. minority interests (f)	417	-	417	-	-	
Shurgard European minority interests (g)	(3,631)	-	(3,631)	-	-	
Other minority interests (h)	10,632	13,964	(3,332)	13,964	13,051	9
Total minority interests in income	$ 31,883	$ 32,651	$ (768)	$ 32,651	$ 49,913	$ (17,2

(a) The increase in ongoing distributions is due to the issuance of additional preferred partnership units offset by the redemption of $40,000,000 of our 9.5% Series N Preferred Units on March 17, 2005 and $45,000,000 of our 9.125% Series O Preferred units on March 29, 2005.

(b) In accordance with the Securities and Exchange Commissions clarification of EITF Topic D-42, are original issuance costs with respect to our first quarter of 2005 redemption of preferred units included in minority interest in income for the year s ended December 31, 2005 and 2004, totaling $874,000 and $2,063,000, respectively. Amounts for 2004 also include a special distribution of $8,000,000 described below.

(c) These amounts reflect income allocated to minority interests that the Company acquired in 2005 and are no longer outstanding at December 31, 2006. Included in income allocated to the Acquired minority interests is $295,000 and $1,197,000 in depreciation expense for the years ended December 31, 2005 and 2004, respectively.

(d) These amounts reflect income allocated to minority interests for three entities that we commenced consolidating the accounts for effective January 1, 2006 (see Note 2 to our consolidated financial statements). Included in minority interest in income for the year ended December 31, 2006 was $32,000 in depreciation expense.

(e) These amounts reflect the minority interests represented by the Convertible Partnership Units (see Note 11 to our consolidated financial statements). Included in income allocated to the Convertible Partnership Units was $710,000, $385,000, and $333,000 in depreciation expense for the years ended December 31, 2006, 2005, and 2004, respectively.

(f) These amounts reflect income allocated to minority interests in entities we acquired in the merger with Shurgard, and include $55,000 in depreciation in the year ended December 31, 2006.

(g) These amounts reflect income allocated to minority interests from entities we acquired in the merger with Shurgard. These interests include the 80% partner's interests in the European joint ventures, First Shurgard and Second Shurgard, as well as those in domestic joint ventures. Included in minority interest in income is $3,013,000 for the year ended December 31, 2006 in depreciation.

(h) These amounts reflect income allocated to minority interests that were outstanding consistently throughout the years ended December 31, 2006, 2005 and 2004. Included in minority interest in income is $828,000, $897,000 and $697,000 in depreciation expense for the years ended December 31, 2006, 2005 and 2004, respectively, as well as gain on sale of assets totaling $251,000 in 2005 (none in 2006 or 2004).

Other minority interests reflect income allocated to minority interests that have maintained a consistent level of interest throughout 2004, 2005 and 2006, comprised of investments in the Consolidated Entities described in Note 6 to our consolidated financial statements. The level of income allocated to these interests in the future is dependent upon the operating results of the storage facilities that these entities own, as well as any minority interests that the Company acquires in the future.

Income has been allocated to our Preferred partnership interests based upon (i) "Ongoing distributions", representing distributions paid during the period and (ii) "Redemptions of preferred units" representing the differences between the redemption amount and the carrying amount of preferred partnership units that have been redeemed. The reduction in income allocated to preferred partnership interests for ongoing distributions and for redemptions are due to the following issuances and redemptions of our preferred units:

On May 9, 2006, one of our Consolidated Entities issued $100,000,000 of its 7.25% Series J Preferred Partnership Units. Accordingly, ongoing distributions with respect to preferred partnership interest are expected to increase.

In March 2005, we redeemed our 9.5% Series N Preferred Units ($40.0 million) and our 9.125% Series O Preferred Units ($45.0 million) for cash. We allocated $874,000 to the minority interests, reflected as "allocations associated with redemptions" with respect to these redemptions in accordance with EITF Topic D-42, representing the excess of the stated amount of the preferred units over their carrying amount. This reduced annual ongoing distributions following the redemption by approximately $7,906,000.

In December 2004, we issued $25,000,000 of our 6.25% Series Z Preferred Units in connection with a property portfolio acquisition. This increased annual ongoing distributions following issuance by approximately $1,563,000.

On March 22, 2004, certain investors who held $200 million of our 9.5% Series N Cumulative Redeemable Perpetual Preferred Units agreed, in exchange for a special distribution of $8,000,000, to a reduction in the distribution rate on their preferred units from 9.50% per year to 6.40% per year, and an extension of the call date for these securities to March 17, 2010. The investors also received their distribution that accrued from January 1, 2004 through the effective date of the exchange. The $8,000,000 special distribution, combined with $2,063,000, representing the excess of the stated amount of the preferred units over their carrying amount, is reflected above in "Redemptions." This transaction reduced ongoing annual distributions after March 22, 2004 by approximately $6.2 million.

On August 5, 2005, we acquired the institutional investors interest in PSAC Investors, LLC. As part of the acquisition, we also obtained and subsequently exercised the right to acquire Mr. Hughes' interest in PSAC Investors, LLC which we acquired November 17, 2005 (see Note 9 to our consolidated financial statements). As a result of these events: (i) we ceased allocating income to minority interests with respect to the Consolidated Development Joint Venture effective August 5, 2005, and (ii) Mr. Hughes' interest in the Consolidated Development Joint Venture was classified as debt on our balance sheet and income with respect to Mr. Hughes' interest in the Consolidated Development Joint Venture for the period from August 5, 2005 through November 17, 2005, has been classified as interest expense on our consolidated statements of income.

Liquidity and Capital Resources

We believe that our internally generated net cash provided by operating activities will continue to be sufficient to enable us to meet our operating expenses, capital improvements, debt service requirements and distributions to shareholders for the foreseeable future.

Operating as a real estate investment trust ("REIT"), our ability to retain cash flow for reinvestment is restricted. In order for us to maintain our REIT status, a substantial portion of our operating cash flow must be used to make distributions to our shareholders (see ***"Requirement to Pay Distributions"*** below). However, despite the significant distribution requirements, we have been able to retain a significant amount of our operating cash flow. The following table summarizes our ability to fund distributions to the minority interest, capital improvements to maintain our facilities, and distributions to our shareholders through the use of cash provided by operating activities. The remaining cash flow generated is available to make both scheduled and optional principal payments on debt and for reinvestment.

	For the Year Ended December 31,		
	2006	2005	2004
	(Amount in thousands)		
Net cash provided by operating activities	$791,700	$692,048	$616,664
Allocable to minority interests (Preferred Units) – ongoing distributions	(19,055)	(16,147)	(22,423)
Allocable to minority interests (Preferred Units) – special distribution (a)	-	-	(8,000)
Allocable to minority interests (common equity)	(16,300)	(18,177)	(21,349)
Cash from operations allocable to our shareholders	756,345	657,724	564,892
Capital improvements to maintain our facilities	(79,326)	(25,890)	(35,868)
Remaining operating cash flow available for distributions to our shareholders	677,019	631,834	529,024
Distributions paid:			
Preferred stock dividends	(214,218)	(173,017)	(157,925)
Equity Stock, Series A dividends	(21,424)	(21,443)	(21,501)
Common shareholders	(298,219)	(244,200)	(230,834)
Cash available for principal payments on debt and reinvestment	$143,158	$193,174	$118,764

(a) The $8.0 million special distribution was paid to a unitholder of our 9.5% Series N Cumulative Redeemable Perpetual Preferred Units in conjunction with a March 22, 2004 agreement that, among other things, lowered the distribution rate from 9.5% to 6.4%.

Cash available for principal payments on debt and reinvestment declined from $193.2 million in 2005 to $143.2 million in 2006 principally due to the impact of merger integration expenses of approximately $47.4 million for the year ended December 31, 2006, as well as the impact of paying two entire quarters' distribution to the 38.9 million shares issued to former Shurgard shareholders while the operating cash flows were reflected only from August 22, 2006 through December 31, 2006.

Our financial profile is characterized by a low level of debt-to-total capitalization and a conservative dividend payout ratio with respect to the common stock. We expect to fund our growth strategies and debt obligations with (i) cash on hand at December 31, 2006, (ii) internally generated retained cash flows and (iii) proceeds from issuing equity securities. In general, our current strategy is to continue to finance our growth with permanent capital; either common or preferred equity.

Over the past three years, we have funded substantially all of our acquisitions with permanent capital (both common and preferred securities). We have elected to use preferred securities as a form of leverage despite the fact that the dividend rates of our preferred securities exceed the prevailing market interest rates on conventional debt. We have chosen this method of financing for the following reasons: (i) under the REIT structure, a significant amount of operating cash flow needs to be distributed to our shareholders, making it difficult to repay debt with operating cash flow alone, (ii) our perpetual preferred stock has no sinking fund requirement or maturity date and does not require redemption, all of which eliminate any future refinancing risks, (iii) after the end of a non-call period, we have the option to redeem the preferred stock at any time, which enable us to refinance higher coupon preferred stock with new preferred stock at lower rates if appropriate, (iv) preferred stock does not contain covenants, thus allowing us to maintain significant financial flexibility, and (v) dividends on the preferred stock can be applied to satisfy our REIT distribution requirements.

Our credit ratings on each of our series of Cumulative Preferred Stock are "Baa2" by Moody's and "BBB+" by Standard & Poor's.

We also have a $200 million line of credit that we use as temporary "bridge" financing. At December 31, 2006, we had $45 million in outstanding borrowings under this credit facility which has increased to $80 million at February 28, 2007. This credit facility expires on April 10, 2007. We are currently in the process of obtaining a new credit facility which we anticipate will have $300 million of available borrowing capacity, as well as improved financing spreads and covenants. We expect the new credit facility to be in place prior to the expiration of the existing facility.

Recent Issuance of Preferred Stock and Projected Redemption of Preferred Securities: One of our financing objectives over the past several years has been to reduce our average cost of capital with respect to our preferred securities. Accordingly, we have redeemed higher rate preferred securities outstanding and have financed the redemption with cash on-hand or from the proceeds from the issuance of lower rate preferred securities.

We believe that our size and financial flexibility enables us to access capital when appropriate. Since the beginning of 2004 through December 31, 2006, we have raised approximately $2.4 billion of our Cumulative Preferred Stock, and used approximately $1.3 billion of these net proceeds in order to redeem higher-coupon preferred securities.

On January 18, 2007, we redeemed our 7.625% Series T Cumulative Preferred Stock totaling $152.2 million and on February 20, 2007, we redeemed our 7.625% Series U Cumulative Preferred Stock totaling $150.0 million. These redemptions were funded with cash on hand and funds raised through the issuance of $500 million of our 6.625% Series M preferred stock. In addition to the Series T and U Preferred securities, we currently have approximately $172.5 million of additional preferred securities that become redeemable at our option in 2007.

From time-to-time, we may raise additional capital primarily through the issuance of lower rate preferred securities, in advance of the redemption dates to ensure that we have available funds to redeem these securities. The timing and our ability to issue additional preferred securities are dependent on many factors. There is no assurance that we will be able to raise the necessary capital and at appropriate rates to redeem these securities.

Requirement to Pay Distributions: We have operated, and intend to continue to operate, in such a manner as to qualify as a REIT under the Internal Revenue Code of 1986, but no assurance can be given that we will at all times so qualify. To the extent that the Company continues to qualify as a REIT, we will not be taxed, with certain limited exceptions, on the taxable income that is distributed to our shareholders, provided that at least 90% of our taxable income is so distributed to our shareholders prior to filing of the Company's tax return. We have satisfied the REIT distribution requirement since 1980.

Aggregate dividends paid during 2006 totaled $214.2 million to the holders of our Cumulative Preferred Stock, $298.2 million to the holders of our Common Stock and $21.4 million to the holders of our Equity Stock, Series A. Although we have not finalized the calculation of our 2006 taxable income, we believe that the aggregate dividends paid in 2006 to our shareholders enabled us to continue to meet our REIT distribution requirements.

During 2006, we paid distributions totaling $19.1 million with respect to our Preferred Partnership Units. We estimate the 2007 distribution requirements with respect to the preferred partnership units outstanding at December 31, 2006, to be approximately $21.6 million.

For 2007, distributions with respect to the Common Stock and Equity Stock, Series A will be determined based upon our REIT distribution requirements after taking into consideration distributions to the preferred shareholders. We anticipate that, at a minimum, quarterly distributions per common share will remain at $0.50 per common share. For the first quarter of 2007, a quarterly distribution of $0.50 per common share has been declared by our Board of Directors.

With respect to the depositary shares of Equity Stock, Series A, we have no obligation to pay distributions if no distributions are paid to the common shareholders. To the extent that we do pay common distributions in any year, the holders of the depositary shares receive annual distributions equal to the lesser of (i) five times the per share dividend on the common stock or (ii) $2.45. The depositary shares are non-cumulative, and have no preference over our Common Stock either as to dividends or in liquidation.

Capital Improvement Requirements: During 2007, we have budgeted approximately $65 million for capital improvements for our facilities. Capital improvements include major repairs or replacements to the facilities, which keep the facilities in good operating condition and maintain their visual appeal. Capital improvements do not include costs relating to the development or expansion of facilities.

Debt Service Requirements: At December 31, 2006, we have total outstanding debt of approximately $1.8 billion. We do not believe we have any significant refinancing risks with respect to our debt.

In connection with the Shurgard merger, we assumed approximately $2.0 billion of debt from Shurgard and its affiliates. Through December 31, 2006, we have retired approximately $671.0 million of such debt and on January 2, 2007, we retired an additional approximately $429 million of such debt, as discussed below.

In late December 2006, we entered into a short-term unsecured bridge loan with a commercial bank for borrowings up to $300 million and immediately borrowed the entire amount, increasing our cash balances to $555.6 million as of December 31, 2006. A substantial portion of this cash was utilized on January 2, 2007, to retire approximately $429 million of debt assumed from Shurgard that was secured by substantially all of our wholly-owned facilities in Europe. The bridge loan was subsequently repaid and terminated on January 10, 2007 with the proceeds from the issuance of preferred securities.

Our portfolio of real estate facilities remains substantially unencumbered. At December 31, 2006, we have domestic mortgage debt outstanding of $266.7 million, which encumbers 102 self-storage facilities with an aggregate net book value of approximately $674.9 million. In Europe, mortgage debt at December 31, 2006 totaled of $724.3 million, which encumbers 161 facilities with an aggregate net book value of approximately $1.4 billion at December 31, 2006. As indicated above, on January 2, 2007, we retired approximately $429 million of the debt in Europe which had encumbered a total of 101 facilities.

We anticipate that our retained operating cash flow will continue to be sufficient to enable us to make scheduled principal payments. See Notes 8 and 9 to our consolidated financial statements for approximate principal maturities of such borrowings. It is our current intention to fully amortize our outstanding debt as opposed to refinance debt maturities with additional debt. Alternatively, we may prepay debt and finance such prepayments with retained operating cash flow or proceeds from the issuance of preferred securities.

Acquisition and Development of Facilities: During 2007, we will continue to seek to acquire additional self-storage facilities from third parties; however, it is difficult to estimate the amount of third party acquisitions we will undertake.

At December 31, 2006, we have a development "pipeline" of 48 projects in the U.S. consisting of self-storage facilities, conversion of space at facilities that was previously used for containerized storage and expansions to existing self-storage facilities. At December 31, 2006, we have acquired the land for all of these projects.

The development and fill-up of these storage facilities is subject to significant contingencies such as obtaining appropriate governmental approvals. We estimate that the amount remaining to be spent to complete development to be approximately $185 million and will be incurred over the next 24 months. The following table sets forth certain information with respect to our development pipeline.

DEVELOPMENT PIPELINE SUMMARY
AS OF DECEMBER 31, 2006

	Number of projects	Net rentable sq. ft.	Total estimated development costs	Costs incurred through 12/31/06	Costs to complete
		(Amounts in thousands, except number of projects)			
U.S. under construction	15	610	46,747	31,833	14,914
U.S. in development, land acquired	33	1,646	140,869	7,669	133,200
Europe under construction, land acquired	8	389	78,465	41,916	36,549
Total Development Pipeline	56	2,645	$ 266,081	$ 81,418	$ 184,663

We also have five parcels of land held for development in the United States with an aggregate cost of $8,620,000 at December 31, 2006.

The development and fill-up of these storage facilities is subject to significant contingencies such as obtaining appropriate governmental approvals. We estimate that the amount remaining to be spent to complete development will be incurred over the next 24 months. Substantially all of the future costs for the European projects will be funded by the Shurgard European Joint Ventures, in which we have a 20% interest, and which have a substantial degree of funding by debt.

Contractual Obligations

Our significant contractual obligations at December 31, 2006 and their impact on our cash flows and liquidity are summarized below for the years ending December 31 (amounts in thousands):

	Total	2007	2008	2009	2010	2011	Thereafter
Long-term debt:							
Public Storage (1)	$ 130,143	$ 20,868	$ 9,597	$ 9,515	$ 9,281	$ 22,935	$ 57,947
Shurgard U.S. (2)	816,514	92,381	58,896	39,057	47,017	233,262	345,901
Shurgard Europe (2)	756,271	453,169	183,379	119,723	-	-	-
Line of credit and other short-term bank financing (3)	345,676	345,676	-	-	-	-	-
Preferred stock called for redemption (4)	304,255	304,255	-	-	-	-	-
Capital leases (5)	40,774	674	714	728	675	1,307	36,676
Operating leases:							
Public Storage (6)	66,943	10,687	9,414	5,907	2,840	1,910	36,185
Shurgard U.S. (6)	64,467	5,437	3,883	3,713	3,779	3,824	43,831
Shurgard Europe (6)	146,465	5,623	5,683	5,523	4,831	4,724	120,081
Construction commitments (7)	51,463	40,834	10,629	-	-	-	-
Total	$ 2,722,971	$1,279,604	$ 282,195	$ 184,166	$ 68,423	$ 267,962	$ 640,621

(1) Amounts include interest payments on our notes payable based on their contractual terms. See Note 8 to our consolidated financial statements for additional information on our notes payable. Debt to Joint Venture Partner is not reflected since we have not exercised our option to acquire our partner's interest.

(2) Amounts include interest payments on our notes payable based on their contractual terms that we assumed in the merger with Shurgard. On January 2, 2007, we prepaid the €325 million collateralized notes ($429 million at December 31, 2006) at our European operations that were otherwise payable in 2011. Accordingly, we have not included any other payments on the €325 million collateralized for any other periods in the table above. See Note 8 to our consolidated financial statements for additional information on our notes payable.

(3) Amounts include borrowings under our $200 million revolving line of credit and $300 million short-term bank financing. See Note 7 to our consolidated financial statements for additional information on our line of credit and other short-term bank financing.

(4) In December 2006, we called for redemption our Series T and Series U Cumulative Preferred Stock, at par, plus accrued dividends. Amounts include the aggregated redemption value of $302,150,000 of these two series, plus $2,105,000 in accrued dividends.

(5) This line item reflects amounts due on five European properties with commitments extending to April 2052 that we assumed in the merger with Shurgard.

(6) We lease trucks, land, equipment and office space under various operating leases. Certain leases are cancelable with substantial penalties.

(7) Includes obligations for facilities currently under construction at December 31, 2006 as described above under "Acquisition and Development of Real Estate Facilities."

In January 2004, we entered into a joint venture partnership with an institutional investor for the purpose of acquiring up to $125,000,000 of existing self-storage properties in the U.S. from third parties (the "Acquisition Joint Venture"). As described more fully in Note 9 to our consolidated financial statements, our partner's equity contributions with respect to certain transactions are classified as debt under the caption "Debt to Joint Venture Partner" in our consolidated balance sheets. At December 31, 2006, our Debt to Joint Venture Partner was $37,258,000. For a six-month period beginning 54 months after formation, we have the right to acquire our partner's interest based upon the market value of the properties. If we do not exercise our option, our partner can elect to purchase our interest in the properties during a six-month period commencing upon expiration of our six-month option period. If our partner fails to exercise its option, the Acquisition Joint Venture will be liquidated and the proceeds will be distributed to the partners according to the joint venture agreement. We have not included our Debt to Joint Venture Partner as a contractual obligation in the table above, since we only have the right, rather than a contractual obligation, to acquire our partner's interest.

In January 2007, we entered into a contract to purchase one self-storage facility in Hawaii (total approximate net rental square feet of 79,000) at an aggregate cost of $22,500,000. This contract is subject to significant contingencies, and there is no assurance that this facility will be acquired.

Off-Balance Sheet Arrangements

At December 31, 2006, we had no off-balance sheet arrangements as defined under Regulation S-K 303(a)(4) and the instructions thereto.

Stock Repurchase Program: Our Board of Directors has authorized the repurchase from time to time of up to 25,000,000 shares of our common stock on the open market or in privately negotiated transactions. During 2004, we repurchased 445,700 shares for approximately $20.3 million. During 2005, we repurchased 84,000 shares for approximately $5.0 million. During 2006, we did not repurchase any shares. From the inception of the repurchase program through December 31, 2006, we have repurchased a total of 22,201,720 shares of common stock at an aggregate cost of approximately $567.2 million.

ITEM 7A. Quantitative and Qualitative Disclosures about Market Risk

To limit our exposure to market risk, we principally finance our operations and growth with permanent equity capital consisting either of common stock or preferred stock. At December 31, 2006, our debt as a percentage of total shareholders' equity (based on book values) was 26.2%.

Our preferred stock is not redeemable at the option of the holders. Except under certain conditions relating to the Company's qualification as a REIT, the Preferred Stock is not redeemable by the Company prior to the following dates: Series V – September 30, 2007, Series W – October 6, 2008, Series X – November 13, 2008, Series Y – January 2, 2009, Series Z – March 5, 2009, Series A – March 31, 2009, Series B – June 30, 2009, Series C – September 13, 2009, Series D – February 28, 2010, Series E – April 27, 2010, Series F – August 23, 2010, Series G – December 12, 2010, Series H – January 19, 2011, Series I – May 3, 2011, Series K – August 8, 2011, Series L – October 20, 2011 and Series M – January 9, 2012. On or after the respective dates, each of the series of Preferred Stock will be redeemable at the option of the Company, in whole or in part, at $25 per depositary share (or share in the case of the Series Y), plus accrued and unpaid dividends through the redemption date.

Our market risk sensitive instruments include notes payable, which totaled $1,466,284,000 at December 31, 2006. The table below summarizes the annual debt maturities and weighted-average interest rates on our outstanding debt, excluding the debt acquired in the merger with Shurgard, at the end of each year (dollar amounts in thousands):

	2007	2008	2009	2010	2011	Thereafter	Total	Fair Value
Fixed rate debt (a)	$ 16,098	$ 5,155	$ 5,358	$ 5,404	$ 19,704	$ 50,970	$ 102,689	$ 100,249
Variable rate debt (b)	345,000	-	-	-	-	-	345,000	345,000
	$ 361,098	$ 5,155	$ 5,358	$ 5,404	$ 19,704	$ 50,970	$ 447,689	$ 445,249

(a) Average interest rate of 5.25%.
(b) Amounts include borrowings under our line of credit and other short-term bank financings, which expire in 2007, which incurred average variable interest rates at December 31, 2006 of 5.66%.

We are exposed to changes in interest rates primarily from the floating rate debt arrangements we acquired in the merger with Shurgard.

We have foreign currency exposures related to our investment in the construction, acquisition, and operation of storage centers in countries outside the U.S. to the extent such activities are financed with financial instruments or equity denominated in non-functional currencies. The aggregate book value of our real estate and intangibles was approximately $1.6 billion at December 31, 2006. Since all foreign debt is denominated in the corresponding functional currency, our currency exposure is limited to our equity investment in those countries. Countries in which Shurgard had exposure to foreign currency fluctuations include Belgium, France, the Netherlands, Sweden, Denmark, Germany and the United Kingdom.

The table below summarizes annual debt maturities and weighted-average interest rates on outstanding debt that we acquired in the merger with Shurgard at the end of each year (based on relevant LIBOR of 5.30% and a EURIBOR of 3.633% at December 31, 2006 and the applicable forward curve for following years) and fair values required to evaluate our expected cash-flows under debt agreements and our sensitivity to interest rate changes at December 31, 2006 (dollar amounts in thousands).

	2007	2008	2009	2010	2011	Thereafter	Total	Fair Value
Fixed rate debt	$56,386	$25,687	$ 7,175	$ 9,230	$209,311	$ 323,100	$ 630,889	$642,315
Average interest rate	6.61%	6.61%	6.60%	6.61%	5.88%	5.88%		
Variable rate debt	$ 892	$ 326	$ 349	$ 6,861	$ -	$ -	$8,428	$ 8,428
Average interest rate	7.30%	7.08%	7.07%	7.19%				
Variable rate EURIBOR debt (1)	$431,135	$170,449	$ 116,094	$ -	$ -	$ -	$ 717,678	$717,678
Average interest rate	6.07%	6.23%	6.25%					
Interest rate swaps Swap on EURIBOR	$ -	$ 314	$ 1,041	$ -	$ 4,908	$ -	$ 6,263	$ 6,263

(1) First Shurgard and Second Shurgard have senior credit agreements denominated in euros to borrow, in aggregate, up to €271 million ($357.5 million as of December 31, 2006). As of December 31, 2006, the available amount under those credit facilities was in aggregate €52 million ($68.6 million).

At December 31, 2006, through our merger with Shurgard, we were party to pay-fixed, receive-variable interest rate swaps. The notional amounts, the weighted-average pay rates and the terms of these agreements are summarized as follows:

	2007	2008	2009	2010	2011	Thereafter
Notional amounts (in millions)	$ 748.1	$653.4	$520.2	$ 428.8	$ -	$ -
Weighted average interest rate	4.99%	4.83%	4.54%	4.23%	-	-

Based on our outstanding variable-rate EURIBOR debt and interest rate swaps at December 31, 2006, a hypothetical increase in the interest rates of 100 basis points would cause the value of our derivative financial instruments to increase by $24.5 million. Conversely, a hypothetical decrease in the interest rates of 100 basis points would cause the value of our derivative financial instruments to decrease by $25.0 million.

On January 2, 2007, we prepaid the €325 million collateralized notes ($429 million at December 31, 2006) at our European operations that were otherwise payable in 2011. To fund the prepayment of these notes, we entered into and used proceeds from a $300 million bridge loan, which was fully drawn at year end 2006, together with borrowings of approximately $45 million under our existing revolving credit agreement and cash on hand. Subsequently in January 2007, both the bridge loan and revolver credit facility were repaid. We also terminated the related European currency and interest rate hedges. Accordingly, the remaining debt in Europe relates to the joint venture properties, in which we have a 20% equity interest, but which are consolidated for financial reporting purposes.

ITEM 8. Financial Statements and Supplementary Data

The financial statements of the Company at December 31, 2006 and December 31, 2005 and for each of the three years in the period ended December 31, 2006 and the report of Ernst & Young LLP, Independent Registered Public Accounting Firm, thereon and the related financial statement schedule, are included elsewhere herein. Reference is made to the Index to Financial Statements and Schedules in Item 15.

ITEM 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

Not applicable.

ITEM 9A. Controls and Procedures

Conclusion Regarding the Effectiveness of Disclosure Controls and Procedures

The Company maintains disclosure controls and procedures that are designed to ensure that information required to be disclosed in reports the Company files and submits under the Exchange Act, is recorded, processed, summarized and reported within the time periods specified in accordance with SEC guidelines and that such information is communicated to the Company's management, including its Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosure based on the definition of "disclosure controls and procedures" in Rules 13a-15(e) of the Exchange Act. In designing and evaluating the disclosure controls and procedures, management recognized that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives and management necessarily was required to apply its judgment in evaluating the cost-benefit relationship of possible controls and procedures in reaching that level of reasonable assurance. Also, the Company has investments in certain unconsolidated entities. As the Company does not control or manage these entities, its disclosure controls and procedures with respect to such entities are substantially more limited than those it maintains with respect to its consolidated subsidiaries.

As of December 31, 2006, the Company carried out an evaluation, under the supervision and with the participation of the Company's management, including the Company's Chief Executive Officer and the Company's Chief Financial Officer, of the effectiveness of the design and operation of the Company's disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Securities Act of 1934 as amended).

The scope of our evaluation excluded the operations of Shurgard Self-Storage SCA ("Shurgard Europe"), our subsidiary based in Europe. For the year ended December 31, 2006, our total revenues were $1.4 billion, of which Shurgard Europe represented $65 million; our total net assets at December 31, 2006 were $8.2 billion, of which Shurgard Europe represented $445 million. Based on that evaluation, and considering the relative significance of Shurgard Europe to our operations, the Company's Chief Executive Officer and Chief Financial Officer concluded that the Company's disclosure controls and procedures were effective as of December 31, 2006.

Management's Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rules 13a-15(f). Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in *Internal Control-Integrated Framework* issued by the Committee on Sponsoring Organizations of the Treadway Commission. The scope of our evaluation excluded the operations of Shurgard Self-Storage SCA ("Shurgard Europe"), our subsidiary based in Europe. For the year ended December 31, 2006, our total revenues were $1.4 billion, of which Shurgard Europe represented $65 million; our total net assets at December 31, 2006 were $8.2 billion, of which Shurgard Europe represented $445 million. Based on our evaluation under the framework in *Internal Control-Integrated Framework*, and considering the relative significance of Shurgard Europe, our management concluded that our internal control over financial reporting was effective as of December 31, 2006.

Our management's assessment of the effectiveness of our internal control over financial reporting as of December 31, 2006 has been audited by Ernst & Young LLP, an independent registered public accounting firm, as stated in their report which is included herein.

Changes in Internal Control Over Financial Reporting

There have not been any changes in our internal control over financial reporting (as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) during the quarter to which this report relates that have materially affected, or are reasonable likely to materially affect, our internal control over financial reporting.

ITEM 9B. **<u>Other Information</u>**

Not Applicable.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of Public Storage, Inc.:

We have audited management's assessment, included in the accompanying Management's Report on Internal Control Over Financial Reporting, that Public Storage, Inc. maintained effective internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Public Storage, Inc.'s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

As indicated in the accompanying Management's Report on Internal Controls, management's assessment of and conclusion on the effectiveness of internal control over financial reporting did not include the internal controls of Shurgard Self Storage SCA and subsidiaries, which is included in the 2006 consolidated financial statements of Public Storage, Inc. and constituted $2,108 million and $445 million of total and net assets, respectively, as of December 31, 2006 and $65 million of revenues and a net loss of $43 million for the year then ended. Our audit of internal control over financial reporting of Public Storage Inc. and subsidiaries also did not include an evaluation of the internal control over financial reporting of Shurgard Self Storage SCA and subsidiaries.

In our opinion, management's assessment that Public Storage, Inc. maintained effective internal control over financial reporting as of December 31, 2006, is fairly stated, in all material respects, based on the COSO criteria. Also, in our opinion, Public Storage, Inc. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2006, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Public Storage, Inc. as of December 31, 2006 and 2005, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2006 of Public Storage, Inc. and our report dated February 28, 2007 expressed an unqualified opinion thereon.

Ernst & Young LLP

Los Angeles, CA
February 28, 2007

PART III

ITEM 10. Directors, Executive Officers and Corporate Governance

The information required by this item with respect to directors is hereby incorporated by reference to the material appearing in the Company's definitive proxy statement filed in connection with the annual shareholders' meeting scheduled to be held on May 3, 2007 (the "Proxy Statement") under the caption "Election of Directors."

The information required by this item with respect to the nominating process, the audit committee and the audit committee financial expert is hereby incorporated by reference to the material appearing in the Proxy Statement under the caption "Corporate Governance."

The information required by this item with respect to Section 16(a) compliance is hereby incorporated by reference to the material appearing in the Proxy Statement under the caption "Section 16(a) Beneficial Ownership Reporting Compliance."

The information required by this item with respect to a code of ethics is hereby incorporated by reference to the material appearing in the Proxy Statement under the caption "Corporate Governance." Any amendments to or waivers of the code of ethics granted to the Company's executive officers or the controller will be published promptly on our website or by other appropriate means in accordance with SEC rules and regulations.

The following is a biographical summary of the current executive officers of the Company:

Ronald L. Havner, Jr., age 49, has been the Vice-Chairman, Chief Executive Officer and a director of Public Storage since November 2002 and President since July 1, 2005. Mr. Havner has been Chairman of the Company's affiliate, PS Business Parks, Inc. (PSB), since March 1998 and was Chief Executive Officer of PSB from March 1998 until August 2003. Mr. Havner joined Public Storage in 1986. He is also a member of the Board of Governors and the Executive Committee of the National Association of Real Estate Investment Trusts, Inc. (NAREIT) and a director of Pac Van Inc. and Union BanCal Corporation.

John Reyes, age 46, a certified public accountant, joined the Company in 1990 and was Controller of the Company from 1992 until December 1996 when he became Chief Financial Officer. He became a Vice President of the Company in November 1995 and a Senior Vice President of the Company in December 1996. From 1983 to 1990, Mr. Reyes was employed by Ernst & Young.

John S. Baumann, age 46, became Senior Vice President and Chief Legal Officer of the Company in June 2003. From 1998 to 2002, Mr. Baumann was Senior Vice President and General Counsel of Syncor International Corporation, an international high technology health care services company. From 1995 to 1998, he was Associate General Counsel of KPMG LLP, an international accounting, tax and consulting firm.

John E. Graul, age 55, became Senior Vice President and President, Self-Storage Operations, in February 2004, with overall responsibility for the Company's national operations. From 1982 until joining the Company, Mr. Graul was employed by McDonald's Corporation where he served in various management positions, most recently as Vice President and General Manager – Pacific Sierra Region.

David F. Doll, age 48, became Senior Vice President and President, Real Estate Group, in February 2005, with responsibility for Company's real estate activities, including property acquisitions, developments, and repackagings. Before joining the Company, Mr. Doll was Senior Executive Vice President of Development for Westfield Corporation, a major international owner and operator of shopping malls, where he was employed since 1995.

Candace N. Krol, age 45, became Senior Vice Present of Human Resources in September 2005. From 1985 until joining the Company, Ms. Krol was employed by Parsons Corporation, a global engineering and construction firm, where she served in various management positions, most recently as Vice President of Human Resources for the Infrastructure and Technology global business unit.

ITEM 11. Executive Compensation

The information required by this item is hereby incorporated by reference to the material appearing in the Proxy Statement under the captions "Corporate Governance," "Executive Compensation," "Compensation Committee Interlocks and Insider Participation," and "Report of the Compensation Committee."

ITEM 12. Security Ownership of Certain Beneficial Owners and Management and Related Shareholder Matters

The information required by this item is hereby incorporated by reference to the material appearing in the Proxy Statement under the captions "Stock Ownership of Certain Beneficial Owners and Management."

The following table sets forth information as of December 31, 2006 on the Company's equity compensation plans:

	Number of securities to be issued upon exercise of outstanding options, warrants and rights		Weighted average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans
Equity compensation plans approved by security holders (a)..	2,149,535	(b)	$58.28	1,499,700
Equity compensation plans not approved by security holders (c)..	69,869		$23.33	831,671

The Company's stock option and stock incentive plans are described more fully in Note 14 to the consolidated financial statements. All plans other than the 2000 and 2001 Non-Executive/Non-Director Plans, were approved by the Company's shareholders.

Includes 616,470 restricted stock units that, if and when vested, will be settled in shares of common stock of the Company on a one for one basis.

The outstanding options granted under plans not approved by the Company's shareholders were granted under the Company's 2000 and 2001 Non-Executive/Non-Director Plan, which does not allow participation by the Company's executive officers and directors. The principal terms of these plans are as follows: (1) 2,500,000 shares of common stock were authorized for grant, (2) this plan is administered by the Equity Awards Committee, except that grants in excess of 100,000 shares to any one person requires approval by the Executive Equity Awards Committee, (3) options are granted at fair market value on the date of grant, (4) options have a ten year term and (5) options vest over three years in equal installments, or as indicated by the applicable grant agreement.

ITEM 13. Certain Relationships and Related Transactions and Director Independence

The information required by this item is hereby incorporated by reference to the material appearing in the Proxy Statement under the captions "Corporate Governance" and "Certain Relationships and Related Transactions and Legal Proceedings."

ITEM 14. Principal Accountant Fees and Services

The information required by this item with respect to fees and services provided by the Company's independent auditors is hereby incorporated by reference to the material appearing in the Proxy Statement under the caption "Ratification of Auditors—Fees Billed to the Company by Ernst & Young LLP for 2006 and 2005".

PUBLIC STORAGE, INC.
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS
AND SCHEDULES

(Item 15 (a))

All other schedules have been omitted since the required information is not present or not present in amounts sufficient to require submission of the schedule, or because the information required is included in the consolidated financial statements or notes thereto.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders
Public Storage, Inc.

We have audited the accompanying consolidated balance sheets of Public Storage, Inc. as of December 31, 2006 and 2005, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2006. Our audits also included the financial statement schedule listed in the Index at Item 15(a). These financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Public Storage, Inc. at December 31, 2006 and 2005, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2006, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of Public Storage, Inc.'s internal control over financial reporting as of December 31, 2006, based on criteria established in *Internal Control-Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 28, 2007 expressed an unqualified opinion thereon.

ERNST & YOUNG LLP /s/

Los Angeles, California

February 28, 2007

PUBLIC STORAGE, INC.
CONSOLIDATED BALANCE SHEETS
December 31, 2006 and 2005
(Amounts in thousands, except share data)

	December 31, 2006	December 31, 2005
ASSETS		
Cash and cash equivalents	$ 555,584	$ 493,501
Real estate facilities, at cost:		
Land	2,959,875	1,540,357
Buildings	8,301,990	4,390,127
	11,261,865	5,930,484
Accumulated depreciation	(1,754,362)	(1,500,128)
	9,507,503	4,430,356
Construction in process	90,038	54,472
	9,597,541	4,484,828
Investment in real estate entities	301,905	328,555
Goodwill	174,634	176,285
Intangible assets, net	414,602	-
Other assets	154,207	69,317
Total assets	$ 11,198,473	$ 5,552,486
LIABILITIES AND SHAREHOLDERS' EQUITY		
Borrowings on bank credit facilities	$ 345,000	$ -
Notes payable	1,466,284	113,950
Debt to joint venture partner	37,258	35,697
Preferred stock called for redemption	302,150	172,500
Accrued and other liabilities	333,706	159,360
Total liabilities	2,484,398	481,507
Minority interest:		
Preferred partnership interests	325,000	225,000
Other partnership interests	181,030	28,970
Commitments and contingencies (Note 17)		
Shareholders' equity:		
Cumulative Preferred Stock, $0.01 par value, 50,000,000 shares authorized, 1,712,600 shares issued (in series) and outstanding, (1,698,336 at December 31, 2005) at liquidation preference	2,855,000	2,498,400
Common Stock, $0.10 par value, 200,000,000 shares authorized, 169,144,467 shares issued and outstanding (128,089,563 at December 31, 2005)	16,915	12,809
Equity Stock, Series A, $0.01 par value, 200,000,000 shares authorized, 8,744.193 shares issued and outstanding	-	-
Paid-in capital	5,661,507	2,430,671
Cumulative net income	3,503,292	3,189,266
Cumulative distributions paid	(3,847,998)	(3,314,137)
Accumulated other comprehensive income	19,329	-
Total shareholders' equity	8,208,045	4,817,009
Total liabilities and shareholders' equity	$ 11,198,473	$ 5,552,486

See accompanying notes.

PUBLIC STORAGE, INC.
CONSOLIDATED STATEMENTS OF INCOME
For each of the three years in the period ended December 31, 2006
(Amounts in thousands, except per share amounts)

	2006	2005	2004
Revenues:			
Self-storage rental income	$ 1,239,949	$ 951,370	$ 861,665
Ancillary operating revenue	109,907	92,230	91,101
Interest and other income	31,799	16,447	5,391
	1,381,655	1,060,047	958,157
Expenses:			
Cost of operations (excluding depreciation and amortization):			
Self-storage facilities	429,196	320,589	300,355
Ancillary operations	71,364	57,712	61,589
Depreciation and amortization	437,984	196,232	182,890
General and administrative	84,661	21,115	18,813
Interest expense, including interest paid to related party (Note 13)	33,062	8,216	760
	1,056,267	603,864	564,407
Income from continuing operations before equity in earnings of real estate entities, casualty loss, gain on disposition of real estate and real estate investments, foreign currency exchange gain, income (expense) from derivatives and minority interest in income	325,388	456,183	393,750
Equity in earnings of real estate entities	11,895	24,883	22,564
Casualty loss	-	(1,917)	(1,250)
Gain on disposition of real estate and real estate investments	2,177	3,099	1,317
Foreign currency exchange gain	336	-	-
Income (expense) from derivatives, net	3,926	-	-
Minority interest in income	(31,883)	(32,651)	(49,913)
Income from continuing operations	311,839	449,597	366,468
Cumulative effect of a change in accounting principle	578	-	-
Discontinued operations	1,609	6,796	(255)
Net income	$ 314,026	$ 456,393	$ 366,213
Net income allocation:			
Allocable to preferred shareholders:			
Based on distributions paid	$ 214,218	$ 173,017	$ 157,925
Based on redemptions of preferred stock (Note 2)	31,493	7,538	8,724
Allocable to Equity Stock, Series A	21,424	21,443	21,501
Allocable to common shareholders	46,891	254,395	178,063
	$ 314,026	$ 456,393	$ 366,213
Net income per common share – basic			
Continuing operations	$ 0.32	$ 1.93	$ 1.39
Discontinued operations	0.01	0.05	-
	$ 0.33	$ 1.98	$ 1.39
Net income per common share – diluted			
Continuing operations	$ 0.32	$ 1.92	$ 1.38
Discontinued operations	0.01	0.05	-
	$ 0.33	$ 1.97	$ 1.38
Net income per depositary share of Equity Stock, Series A (basic and diluted)	$ 2.45	$ 2.45	$ 2.45
Basic weighted average common shares outstanding	142,760	128,159	127,836
Diluted weighted average common shares outstanding	143,715	128,819	128,681
Weighted average shares of Equity Stock, Series A (basic and diluted)	8,744	8,752	8,776

See accompanying notes.

PUBLIC STORAGE, INC.
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
For each of the three years in the period ended December 31, 2006
(Amounts in thousands, except share and per share amounts)

	Cumulative Preferred Stock	Common Stock	Paid-in Capital	Cumulative Net Income	Cumulative Distributions	Accumulated Other Comprehensive Income	Total Shareholders' Equity
Balances at December 31, 2003	$ 1,867,025	$ 12,699	$ 2,438,632	$ 2,366,660	$ (2,465,217)	$ -	$ 4,219,799
Issuance of Cumulative Preferred Stock; (1,618,050 shares)	491,250	-	(15,016)	-	-	-	476,234
Redemption of Cumulative Preferred Stock (3,401,850) shares	(256,125)	-	(81)	-	-	-	(256,206)
Restructuring of preferred partnership units (Note 11)	-	-	2,063	-	-	-	2,063
Issuance of common stock (1,985,416 shares) (Note 12)		199	49,730				49,929
Repurchase of common stock (445,700 shares) (Note 12)	-	(45)	(20,250)		-	-	(20,295)
Stock option and restricted stock expense (Note 14)	-	-	2,490	-	-	-	2,490
Net income	-	-	-	366,213	-	-	366,213
Distributions to shareholders:							
Cumulative Preferred Stock	-	-	-	-	(157,925)	-	(157,925)
Equity Stock, Series A	-	-	-	-	(21,501)	-	(21,501)
Common Stock ($1.80 per share)	-	-	-	-	(230,834)	-	(230,834)
Balances at December 31, 2004	2,102,150	12,853	2,457,568	2,732,873	(2,875,477)	-	4,429,967
Issuance of Cumulative Preferred Stock (25,050 shares)	626,250	-	(19,665)	-	-	-	606,585
Redemption of Cumulative Preferred Stock (2,306,900 shares)	(230,000)	-	(34)	-	-	-	(230,034)
Repurchase of preferred partnership units (Note 11)	-	-	874	-	-	-	874
Issuance of common stock (282,998 shares) (Note 12)		28	7,483	-	-	-	7,511
Repurchase of common stock (84,000 shares) (Note 12)	-	(8)	(4,982)	-	-	-	(4,990)
Stock distribution from unconsolidated real estate entities (635,885 common shares and 31,909 Equity Stock, Series A, depositary shares) (Note 6)	-	(64)	(14,456)	-	-	-	(14,520)
Stock option and restricted stock expense (Note 14)	-	-	3,883	-	-	-	3,883
Net income	-	-	-	456,393	-	-	456,393
Distributions to shareholders:							
Cumulative Preferred Stock	-	-	-	-	(173,017)	-	(173,017)
Equity Stock, Series A	-	-	-	-	(21,443)	-	(21,443)
Common Stock ($1.90 per share)	-	-	-	-	(244,200)	-	(244,200)
Balances at December 31, 2005	2,498,400	12,809	2,430,671	3,189,266	(3,314,137)	-	4,817,009
Issuance of Cumulative Preferred Stock (52,500 shares)	1,312,500	-	(39,932)	-	-	-	1,272,568
Redemption of Cumulative Preferred Stock (38,236 shares)	(955,900)	-	-	-	-	-	(955,900)
Issuance of common stock (41,054,904 shares) (Note 12)		4,106	3,267,564	-	-	-	3,271,670
Stock option and restricted stock expense (Note 14)	-	-	3,204	-	-	-	3,204
Net income	-	-	-	314,026	-	-	314,026
Distributions to shareholders:							
Cumulative Preferred Stock	-	-	-	-	(214,218)	-	(214,218)
Equity Stock, Series A	-	-	-	-	(21,424)	-	(21,424)
Common Stock ($2.00 per share)	-	-	-	-	(298,219)	-	(298,219)
Accumulated other comprehensive income:							
Foreign currency translation adjustments	-	-	-	-	-	19,329	19,329
Balances at December 31, 2006	$ 2,855,000	$ 16,915	$ 5,661,507	$ 3,503,292	$ (3,847,998)	$ 19,329	$ 8,208,045

See accompanying notes.

PUBLIC STORAGE, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
For each of the three years in the period ended December 31, 2006
(Amounts in thousands)

	2006	2005	2004
Cash flows from operating activities:			
Net income	$ 314,026	$ 456,393	$ 366,213
Adjustments to reconcile net income to net cash provided by operating activities:			
Amortization of note premium (Note 8)	(3,109)	(1,026)	-
Gain on sales of real estate assets, net, including discontinued operations	(4,547)	(8,279)	(2,288)
Real estate impairment associated with casualty losses (Note 5)	996	2,592	1,250
Depreciation and amortization	437,984	196,232	182,890
Write off of capitalized development project costs	10,354	-	-
Equity in earnings of real estate entities	(11,895)	(24,883)	(22,564)
Foreign currency exchange gain	(336)	-	-
Income from derivatives, net	(3,926)	-	-
Distributions received from the real estate entities (Note 6)	17,699	23,112	20,961
Non-cash portion of stock-based compensation expense	3,204	3,883	2,490
Minority interest in income	31,883	32,651	49,913
Other operating activities	(633)	11,373	17,799
Total adjustments	477,674	235,655	250,451
Net cash provided by operating activities	791,700	692,048	616,664
Cash flows from investing activities:			
Repayment of notes receivable due from affiliate	-	-	100,000
Capital improvements to real estate facilities	(79,326)	(25,890)	(35,868)
Construction in process	(119,648)	(86,248)	(71,602)
Acquisition of minority interests (Note 11)	(62,300)	(92,815)	(24,851)
Acquisitions of real estate facilities	(98,954)	(254,549)	(139,794)
Merger with Shurgard (Note 3)	(137,261)	-	-
Consolidation of partnerships (Note 2)	3,024	-	-
Investments in real estate entities	-	-	(3,005)
Proceeds from sales of real estate and real estate investments	14,545	14,755	12,648
Proceeds from sales of held-to-maturity investments (Note 2)	13,074	7,452	20,729
Acquisition of held-to-maturity investments (Note 2)	-	(6,361)	(13,663)
Other investing activities	(20,650)	-	(2,232)
Net cash used in investing activities	(487,496)	(443,656)	(157,638)
Cash flows from financing activities:			
Principal payments on notes payable and bank credit facilities	(711,557)	(14,543)	(41,204)
Repayment of debt to related party (Note 11)	-	(64,513)	-
Proceeds from borrowings on bank credit facilities	360,000	-	-
Proceeds from borrowing on European notes payable	28,891	-	-
Contributions received from European minority interests	15,800	-	-
Net proceeds from issuances of common stock	85,369	7,511	49,929
Net proceeds from issuances of cumulative preferred stock	1,272,568	606,585	476,234
Repurchases of common stock	-	(4,990)	(20,295)
Redemption of cumulative preferred stock	(826,250)	(112,409)	(316,331)
Redemption of preferred partnership interests	-	(85,000)	-
Issuance of preferred partnership interests	100,000	-	-
Distributions paid to shareholders	(533,861)	(438,660)	(410,260)
Distributions paid to holders of preferred partnership interests (Note 11)	(19,055)	(16,147)	(30,423)
Distributions paid to other minority interests,	(16,300)	(18,177)	(21,349)
Net proceeds from financing through acquisition joint venture (Note 9)	-	19,197	16,095
Net cash used in financing activities	(244,395)	(121,146)	(297,604)
Net increase in cash and cash equivalents	59,809	127,246	161,422
Net effect of foreign exchange translation on cash	2,274	-	-
Cash and cash equivalents at the beginning of the year	493,501	366,255	204,833
Cash and cash equivalents at the end of the year	$ 555,584	$ 493,501	$ 366,255

See accompanying notes.

PUBLIC STORAGE, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
For each of the three years in the period ended December 31, 2006
(Amounts in thousands)

(Continued)

	2006	2005	2004
Supplemental schedule of non cash investing and financing activities:			
Real estate acquired in exchange for assumption of notes payable	$ (4,590)	-	-
Notes payable assumed in connection with the acquisition of real estate	4,590	-	-
Merger with Shurgard Storage Centers, Inc. (Note 3):			
Real estate facilities	(4,887,507)	-	-
Construction in process	(91,000)	-	-
Intangible assets	(584,165)	-	-
Other assets	(95,899)	-	-
Accrued and other liabilities	190,419	-	-
Minority interest	144,196	-	-
Notes payable	2,000,549	-	-
Common stock	3,891	-	-
Paid in capital	3,182,255	-	-
Consolidation of affiliated entities:			
Minority interest	3,963	-	-
Real estate facilities	(22,459)	-	-
Investments	20,846	-	-
Other assets	(167)	-	-
Accrued and other liabilities	841	-	-
Revaluation of debt to joint venture partner (Note 9):			
Debt due to joint venture partner	1,386	-	-
Other assets	(1,386)	-	-
Foreign currency adjustment:			
Real estate facilities	(34,696)	-	-
Construction in process	(1,373)	-	-
Intangible assets, net	(6,381)	-	-
Other assets	(717)	-	-
Notes payable	17,970	-	-
Accrued and other liabilities	4,237	-	-
Minority interests	3,905	-	-
Equity	19,329	-	-
Partnership units converted into shares of common stock (Note 11):			
Minority interest	(155)	-	-
Common stock	1	-	-
Paid-in capital	154	-	-
Retirement of Common Stock and Equity Stock, Series A, received as a distribution from affiliated entities (Note 6):			
Common Stock	-	(64)	-
Paid-in capital	-	(14,456)	-
Investment in real estate entities	-	14,520	-

See accompanying notes.

PUBLIC STORAGE, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
For each of the three years in the period ended December 31, 2006
(Amounts in thousands)

Acquisition of minority interest in Consolidated Joint Venture in exchange for debt (Note 9):			
Minority interest – Other partnership interests	-	(62,013)	-
Real estate facilities	-	(2,500)	-
Debt to related party	-	64,513	-
Acquisition of real estate facilities in exchange for minority interests and assumption of mortgage notes payable:			
Real estate facilities	-	-	(119,693)
Mortgage notes payable	-	-	94,693
Preferred partnership interests	-	-	25,000

See accompanying notes.

PUBLIC STORAGE, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2006

1. Description of the business

Public Storage, Inc. (referred to herein as "the Company", "we", "us" or "our") is a California corporation, which was organized in 1980. We are a fully integrated, self-administered and self-managed real estate investment trust ("REIT") whose principal business activities include the acquisition, development, ownership and operation of self-storage facilities which offer storage spaces for lease, generally on a month-to-month basis, for personal and business use. Our self-storage facilities are located primarily in the United States. As a result of the merger with Shurgard Storage Centers, Inc. ("Shurgard") on August 22, 2006, we have facilities located in several Western European countries (Note 3).

In addition to our self-storage facilities, we own (i) interests in commercial properties, containing commercial and industrial rental space, (ii) interests in facilities that lease storage containers, and (iii) other ancillary operations comprised principally of reinsurance of policies against losses to goods stored by our self-storage tenants, retail sales of storage related products and truck rentals at our self-storage locations.

At December 31, 2006, we had direct and indirect equity interests in 2,003 self-storage facilities located in 38 states operating under the "Public Storage" name, and 166 self-storage facilities located in seven Western European nations which operate under the "Shurgard Storage Centers" name. We also have direct and indirect equity interests in approximately 20 million net rentable square feet of commercial space located in 11 states in the United States. References throughout to the number of facilities and square footage are unaudited.

2. Summary of significant accounting policies

Basis of presentation

The consolidated financial statements are presented on an accrual basis in accordance with accounting principles generally accepted in the United States and include the accounts of the Company and our consolidated subsidiaries. All intercompany balances and transactions have been eliminated in consolidation.

Certain amounts previously reported have been reclassified to conform to the December 31, 2006 presentation. In previous presentations, intangible assets were reported separately from goodwill on the Company's consolidated balance sheet. We have now reclassified the intangible assets to goodwill (see "Goodwill and Intangible Assets" below). Certain reclassifications have also been made from previous presentations as a result of discontinued operations (See Note 4).

Consolidation policy

Entities in which we have an interest are first evaluated to determine whether, in accordance with the provisions of the Financial Accounting Standards Board's Interpretation No. 46R, "Consolidation of Variable Interest Entities," they represent Variable Interest Entities. We have determined that we have several Variable Interest Entities that we are the primary beneficiaries of and, accordingly such entities are consolidated.

Entities that are not Variable Interest Entities are consolidated when we control the entity. For purposes of determining control, when we are the general partner, we are considered to control the partnership unless the limited partners possess substantial "kick-out" or "participative" rights as defined in Emerging Issues Task Force Statement 04-5 – "Determining whether a general partner or the general partners as a group, controls a limited partnership or similar entity when the limited partners have certain rights" ("EITF 04-5").

The accounts of the entities we control along with the accounts of the Variable Interest Entities that we are the primary beneficiary of (collectively, the "Consolidated Entities") are included in our consolidated financial statements, along with those of the Company. All significant intercompany balances and transactions have been eliminated.

In accordance with the guidance of EITF 04-5, effective January 1, 2006 we commenced consolidating the accounts of three partnerships that we previously accounted for on the equity method. Our investment in these entities, totaling $20,846,000, was allocated to the real estate facilities, cash, other assets, liabilities, and minority interests of these entities as described in the table below (amounts in thousands).

	Total
Real estate facilities	$ 22,459
Cash	3,024
Other assets	167
Accrued and other liabilities	(841)
Minority interest	(3,963)
	$ 20,846

We account for affiliated entities over which we have significant influence (the "Unconsolidated Entities") using the equity method of accounting.

Use of estimates

The preparation of the consolidated financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates.

Income taxes

For all taxable years subsequent to 1980, the Company qualified and intends to continue to qualify as a REIT, as defined in Section 856 of the Internal Revenue Code. As a REIT, we are not taxed on that portion of our taxable income which is distributed to our shareholders, provided that we meet certain tests. We believe we have met these tests during 2006, 2005, and 2004 and, accordingly, no provision for income taxes has been made in the accompanying consolidated financial statements.

Financial instruments

We have estimated the fair value of our financial instruments using available market information and appropriate valuation methodologies. Considerable judgment is required in interpreting market data to develop estimates of fair value. Accordingly, estimated fair values are not necessarily indicative of the amounts that could be realized in current market exchanges.

For purposes of financial statement presentation, we consider all highly liquid financial instruments such as short-term treasury securities or investment grade short-term commercial paper to be cash equivalents.

Due to the short period to maturity of our cash and cash equivalents, accounts receivable, other financial instruments included in other assets, line of credit and short-term bank financing, variable rate debt, and accrued and other liabilities, the carrying values as presented on the consolidated balance sheets are reasonable estimates of fair value.

Financial assets that are exposed to credit risk consist primarily of cash and cash equivalents and accounts receivable. Cash and cash equivalents, which consist of short-term investments, including commercial paper, are only invested in entities with an investment grade rating. Accounts receivable are not a significant portion of total assets and are comprised of a large number of individual customer balances.

Due to the acquisition of European subsidiaries in the merger with Shurgard, the results of our operations and our financial position are affected by the fluctuations in the value of the euro, and to a lesser extent, other European currencies, against the U.S. dollar. Also, we are exposed to foreign currency exchange risk related to intercompany debt with or between our European subsidiaries that are not denominated in the functional currency of the subsidiary or the investee.

Included in cash and cash equivalents at December 31, 2006 is $32,496,000 ($18,962,000 at December 31, 2005) held by our captive insurance entities. Insurance and other regulations place significant restrictions on our ability to withdraw these funds for purposes other than insurance activities. Other assets at December 31, 2006 include investments totaling $6,764,000 ($19,838,000 at December 31, 2005) primarily held-to-maturity Federal government agency securities stated at amortized cost, which approximates fair value. Other assets at December 31, 2006 also include derivative financial instruments totaling $11,810,000 (none at December 31, 2005) reported at fair value. See Note 10 for further discussion of the fair value of our derivative financial instruments, and Note 8 for further discussion of the fair value of our notes payable.

Real Estate Facilities

Real estate facilities are recorded at cost. Costs associated with the acquisition, development, construction, renovation, and improvement of properties are capitalized. Interest, property taxes, and other costs associated with development incurred during the construction period are capitalized as building cost. Expenditures for repairs and maintenance expense are charged to expense when incurred. Depreciation is computed using the straight-line method over the estimated useful lives of the buildings and improvements, which are generally between 5 and 25 years.

Evaluation of asset impairment

We evaluate impairment of goodwill annually through a two-step process. In the first step, if the fair value of the reporting unit to which the goodwill applies is equal to or greater than the carrying amount of the assets of the reporting unit, including the goodwill, the goodwill is considered unimpaired and the second step is unnecessary. If, however, the fair value of the reporting unit including goodwill is less than the carrying amount, the second step is performed. In this test, we compute the implied fair value of the goodwill based upon the allocations that would be made to the goodwill, other assets and liabilities of the reporting unit if a business combination transaction were consummated at the fair value of the reporting unit. An impairment loss is recorded to the extent that the implied fair value of the goodwill is less than the goodwill's carrying amount. No impairments of our goodwill were identified in our annual evaluations at December 31, 2006, 2005, and 2004.

We evaluate impairment of long-lived assets on a quarterly basis. We first evaluate these assets for indicators of impairment such as a) a significant decrease in the market price of a long-lived asset, b) a significant adverse change in the extent or manner in which a long-lived asset is being used or in its physical condition, c) a significant adverse change in legal factors or the business climate that could affect the value of the long-lived asset, d) an accumulation of costs significantly in excess of the amount originally projected for the acquisition or construction of the long-lived asset, or e) a current-period operating or cash flow loss combined with a history of operating or cash flow losses or a projection or forecast that demonstrates continuing losses associated with the use of the long-lived asset. When any such indicators of impairment are noted, we compare the carrying value of these assets to the future estimated undiscounted cash flows attributable to these assets. If the asset's recoverable amount is less than the carrying value of the asset, then an impairment charge is booked for the excess of carrying value over the asset's fair value.

Any long-lived assets which we expect to sell or otherwise dispose of prior to their previously estimated useful life are stated at what we estimate to be the lower of their estimated net realizable value (less cost to sell) or their carrying value. During 2004 we recorded impairment charges related to containers, trucks, and other equipment in our containerized storage segment identified for closure (see Note 4). These impairment charges were based upon the differential between book value and the estimated net realizable value, which was based upon prices for similar assets, and were equal to the net proceeds ultimately received. No additional impairments were identified from our evaluations, except as noted under "Accounting for casualty losses" below.

Accounting for casualty losses

Our policy is to record casualty losses or gains in the period the casualty occurs equal to the differential between (a) the book value of assets destroyed and (b) insurance proceeds, if any, that we expect to receive in accordance with our insurance contracts. Potential insurance proceeds that are subject to uncertainties, such as interpretation of deductible provisions of the governing agreements, are treated as a contingent proceeds in accordance with Statement of Financial Accounting Standards No. 5 ("SFAS 5"), and not recorded until the uncertainties are satisfied. During 2005 and 2004, we incurred casualty losses totaling $1,917,000 and $1,250,000, respectively, due to damage caused by hurricanes.

Accounting for stock-based compensation

We utilize the Fair Value Method (as defined in Note 14) of accounting for our employee stock options issued after December 31, 2001, and utilize the APB 25 Method (as defined in Note 14) for employee stock options issued prior to January 1, 2002. Restricted stock unit expense is recorded over the relevant vesting period. See Note 14 for more information with respect to our accounting for employee stock options and restricted stock units.

Other assets

Other assets primarily consists of prepaid expenses, investments in held to maturity debt securities, accounts receivable, assets associated with our containerized storage business, merchandise inventory and rental trucks.

Accrued and other liabilities

Accrued and other liabilities consist primarily of real property tax accruals, value-added tax with respect to our European operations, prepayments of rents, trade payables, losses and loss adjustment liabilities for our self-insured risks (described below), and accrued interest. Prepaid rent totaled $64,291,000 at December 31, 2006 ($26,145,000 at December 31, 2005), while property and value-added tax accruals approximated $80,336,000 at December 31, 2006 ($45,360,000 at December 31, 2005).

We are self-insured for a portion of the risks associated with our property and casualty losses. We also utilize third-party insurance carriers to provide property and liability insurance coverage to limit our self insurance exposure. We accrue liabilities for uninsured losses and loss adjustment expense, which at December 31, 2006 totaled $31,532,000 ($32,797,000 at December 31, 2005). Liabilities for losses and loss adjustment expenses include an amount we determine from loss reports and individual cases and an amount, based on recommendations from an independent actuary that is a member of the American Academy of Actuaries using a frequency and severity method, for losses incurred but not reported. Determining the liability for unpaid losses and loss adjustment expense is based upon estimates.

Through a wholly-owned subsidiary, we reinsure policies against claims for losses to goods stored by tenants in our self-storage facilities. For our United States operations, we have third-party insurance coverage for losses from any individual event that exceeds a loss of $1,500,000, to a maximum of $9,000,000. Estimated uninsured losses are accrued as ancillary costs of operations.

While we believe that the amount of estimated accrued liabilities with respect to tenant claims and property and casualty losses are adequate, the ultimate losses may be in excess of or less than the amounts that we have accrued. The methods for making such estimates and for establishing the resulting liabilities are regularly reviewed.

Intangible assets and goodwill

Goodwill represents the excess of acquisition cost over the fair value of net tangible and identifiable intangible assets acquired in business combinations. Each business combination from which our goodwill arose was for the acquisition of single businesses and accordingly, the allocation of our goodwill to our business segments (principally Domestic Self-Storage) is based directly on such acquisitions. Our goodwill has an indeterminate life in accordance with the provisions of Statement of Financial Accounting Standards No. 142 ("SFAS 142").

In prior periods, intangible assets (original acquisition cost of $165,000,000 and net book value of $98,081,000 at December 31, 2005) were presented on our consolidated balance sheets. For all periods presented herein, we have reclassified this intangible asset to goodwill and, in accordance with the provisions of SFAS 142 as applied to the reclassification effective April 1, 2006, we ceased amortization. Included in depreciation and amortization expense for the year ended December 31, 2006 is $1,651,000 ($6,604,000 for the years ended December 31, 2005 and 2004) with respect to these assets. Our goodwill balances of $174,634,000 and $176,285,000 are reported net of accumulated amortization of $85,085,000 and $83,434,000 at December 31, 2006 and 2005, respectively, on our accompanying consolidated balance sheets.

As a result of the merger with Shurgard (Note 3), we acquired finite-lived intangible assets comprised of storage tenants in place valued at $530,528,000, certain land leases with rent payments that are below market valued at $34,813,000, and the "Shurgard" tradename, which we continue to use in Europe, valued at $18,824,000. Our intangible assets were increased by $6,381,000 in the year ended December 31, 2006 due to the impact of changes in exchange rates.

The tenant intangible assets are amortized relative to the expected future benefit of the tenants in place to each period, and the land lease intangibles are amortized relative to the benefit of the below-market lease. The Shurgard tradename has an indefinite life and, accordingly, we do not amortize this asset but instead analyze it on an annual basis for recoverability.

Amortization expense of $175,944,000 was recorded for our finite-lived intangible assets for the year ended December 31, 2006. The estimated annual amortization expense for our finite-lived intangible assets for each of the next five years ending December 31 is as follows:

2007	$ 243,282,000
2008	70,518,000
2009	22,395,000
2010	13,830,000
2011 and beyond	39,372,000

Revenue and expense recognition

Rental income, which is generally earned pursuant to month-to-month leases for storage space, is recognized as earned. Promotional discounts are recognized as a reduction to rental income over the promotional period, which is generally during the first month of occupancy. Late charges and administrative fees are recognized as income when collected. Tenant reinsurance premiums are recognized as premium revenue when earned. Revenues from merchandise sales and truck rentals are recognized when earned. Interest income is recognized as earned. Equity in earnings of real estate entities is recognized based on our ownership interest in the earnings of each of the Unconsolidated Entities.

We accrue for property tax expense based upon estimates and historical trends. If these estimates are incorrect, the timing of expense recognition could be affected.

Cost of operations, general and administrative expense, interest expense, as well as television, yellow page, and other advertising expenditures are expensed as incurred.

Foreign Exchange Translation Policy

The local currency is the functional currency for our European subsidiaries. Assets and liabilities are translated at end-of-period exchange rates while revenues and expenses are translated at the average exchange rates in effect during the period. Equity is translated at historical rates and the resulting cumulative translation adjustments are included as a component of accumulated other comprehensive income (loss) until the translation adjustments are realized.

For the year ended December 31, 2006, we recorded foreign currency exchange gains of $336,000 on our consolidated statement of income. Included in other accumulated comprehensive income was a cumulative foreign currency translation adjustment gain of $19,329,000 at December 31, 2006.

Derivative Financial Instruments

In connection with our merger with Shurgard, we acquired certain preexisting derivative financial instruments held by Shurgard (the "Shurgard Derivatives"), including interest rate caps, interest rate swaps, cross-currency swaps and foreign currency forward contracts. These derivatives were entered into by Shurgard in order to mitigate currency and exchange rate fluctuation risk in connection with European borrowings. We do not intend to use derivative financial instruments for speculative or trading purposes.

In accordance with the provisions of Statement of Financial Accounting Standards No. 133, *Accounting for Derivative Financial Instruments and Hedging Activities* ("SFAS 133"), derivative financial instruments are measured at fair value and recognized on the balance sheet as assets or liabilities.

As of December 31, 2006, and for the year then ended, none of the Shurgard Derivatives were considered effective hedges because we believe it is not highly likely that the debt and the related derivative instruments will remain outstanding for their entire contractual period. Accordingly, all changes in the fair values of the derivatives are reflected in earnings, along with the related cash flows from these instruments, under "Income (expense) from derivatives, net" on our consolidated statement of income.

Other Comprehensive Income

Our comprehensive income is as follows:

PUBLIC STORAGE, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2006

	For the Year Ended December 31,		
	2006	2005	2004
	(Amounts in thousands)		
Net income	$ 314,026	$ 456,393	$ 366,213
Accumulated other comprehensive income:			
Foreign currency translation adjustments	19,329	-	-
Total comprehensive income	$ 333,355	$ 456,393	$ 366,213

The foreign currency translation adjustment represents the net currency translation adjustment gains and losses related to our European subsidiaries acquired in the merger with Shurgard measured from the date of the merger through December 31, 2006. Amounts are presented net of minority interests.

Environmental costs

Our policy is to accrue environmental assessments and estimated remediation cost when it is probable that such efforts will be required and the related costs can be reasonably estimated. Our current practice is to conduct environmental investigations in connection with property acquisitions. Although there can be no assurance, we are not aware of any environmental contamination of any of our facilities, which individually or in the aggregate would be material to our overall business, financial condition, or results of operations.

Net income per common share

In computing net income allocated to our common shareholders, we first allocate net income to our preferred shareholders. Net income allocated to our preferred shareholders consists of (i) distributions paid to the holders totaling $214;218,000, $173,017,000, and $157,925,000 for the years ended December 31, 2006, 2005, and 2004, respectively, combined with (ii) the effect of applying Emerging Issues Task Force Topic D-42 ("EITF D42"), "The Effect on the Calculation of Earnings per Share for the Redemption or the Induced Conversion of Preferred Stock." EITF D-42 provides, among other things, that any excess of the fair value of the consideration transferred to the holders of preferred stock redeemed over the carrying amount of the preferred stock should be subtracted from net earnings to determine net earnings available to common stockholders in the calculation of earnings per share. The application of EITF D42 resulted in an additional $31,493,000, $7,538,000, and $8,724,000 for the years ended December 31, 2006, 2005, and 2004, respectively, of net income allocated to our preferred shareholders.

Income allocated to our common shareholders has been further allocated among our two classes of common stock; our regular common stock and our Equity Stock, Series A. The allocation among each class was based upon the two-class method. Under the two-class method, earnings per share for each class of common stock are determined according to dividends declared (or accumulated) and participation rights in undistributed earnings, or to the extent of contractual participation in losses. The Equity Stock, Series A is deemed to contractually participate in losses if its liquidation proceeds, assuming liquidation of the Company at book value, is reduced as a result of the loss. Under the two-class method, the Equity Stock, Series A was allocated net income of $21,424,000, $21,443,000, and $21,501,000 for the years ended December 31, 2006, 2005, and 2004, respectively. Remaining income of $46,891,000, $254,395,000, and $178,063,000 for the years ended December 31, 2006, 2005 and 2004, respectively, was allocated to the regular common stockholders.

Basic net income per share is computed using the weighted average common shares outstanding (prior to the dilutive impact of stock options and restricted stock units outstanding). Diluted net income per common share is computed using the weighted average common shares outstanding (adjusted for the dilutive impact of stock options and restricted stock units outstanding computed using the treasury stock method, that totaled 955,000 in 2006, 660,000 in 2005, and 845,000 in 2004).

3. Merger with Shurgard

On August 22, 2006, the Company merged with Shurgard Storage Centers, Inc. ("Shurgard"), a REIT which had interests in 487 self-storage facilities in the United States and 160 self-storage facilities in Europe. We believe this merger will provide a number of strategic and financial benefits and growth opportunities for us by solidifying our position as the largest owner and operator of self-storage facilities in the United States, enhancing access to capital, eliminating duplicative general and administrative expenses, improving cost efficiencies, increasing growth opportunities and providing greater geographic and financial diversification.

Shurgard shareholders received 0.82 shares of our common stock for each share of Shurgard common stock they owned. Total consideration for the merger approximated $5,323,956,000, comprised of (i) the issuance of 38,913,187 shares of Public Storage common stock (valued at approximately $3,116,850,000 based upon the average of Public Storage's share closing price for five days before, the day of and five days after the acquisition announcement date of March 7, 2006), (ii) the assumption of Shurgard's domestic and European notes payable and capital leases with a fair value of approximately $1,396,777,000 of which $67,275,000 was repaid following the merger, (iii) the assumption of Shurgard's line of credit totaling $603,772,000, which was repaid following the merger, (iv) the issuance of vested common stock options in exchange for Shurgard stock options, with an estimated intrinsic value of approximately $69,296,000, and (v) $137,261,000 in cash, comprised of $137,916,000 to redeem Shurgard's outstanding preferred stock at liquidation value, approximately $47,524,000 in direct costs of the merger, less $48,179,000 in cash held by Shurgard at the date of the merger.

We have allocated this aggregate purchase price to the tangible and intangible net assets, as follows (amounts in thousands):

Operating real estate facilities	$	4,887,507
Construction in process		91,000
Intangible assets (Note 2)		584,165
Other assets		95,899
Accrued and other liabilities		(190,419)
Minority interest		(144,196)
Total allocated Purchase Price to net assets acquired	$	5,323,956

As described more fully in Note 2, intangible assets consist of the estimated value of Shurgard's existing tenants in place, the estimated value of Shurgard's existing land leases, and the estimated value of Shurgard's tradename, which we expect to continue to use in Europe.

The results of operations of the facilities acquired from Shurgard have been included in our consolidated financial statements since the merger date of August 22, 2006. The unaudited pro forma data presented below assumes that the merger occurred as of the beginning of the respective periods, and includes pro forma adjustments to (i) increase depreciation expense to reflect our book basis for the buildings acquired, (ii) increase amortization expense to reflect the intangible assets acquired in the merger, (iii) decrease interest income and increase income allocated to preferred shareholders to reflect the financing of the merger with cash on hand and the proceeds from preferred stock, and (iv) decrease the historical general and administrative expense of Shurgard that is expected to be eliminated as a result of the merger. The unaudited pro forma results have been prepared for comparative purposes only and do not purport to be indicative of the results of operations that would have occurred had the merger been consummated at the beginning of the periods presented.

	For the Year ended December 31,	
	2006	2005
	(Amounts in thousands, except per share data) (Unaudited)	
Revenues	$1,704,757	$1,539,087
Net income	$ 200,321	$ 103,958
Loss per common share:		
Basic	$ (0.40)	$ (0.80)
Diluted	$ (0.40)	$ (0.80)

4. Discontinued operations

We segregate all of our disposed components that have operations that can be distinguished from the rest of the Company and will be eliminated from the ongoing operations of the Company in a disposal transaction. Discontinued operations principally consists of the historical operations related to facilities that were closed and are no longer in operation and facilities that have been disposed of either through condemnation by a local governmental agency or sale. The following table summarizes the historical operations with respect to these facilities:

Discontinued Operations:

	For the Year Ended December 31,		
	2006	2005	2004
	(Amounts in thousands)		
Rental income	$ 688	$ 1,470	$ 9,599
Cost of operations	(219)	(744)	(7,379)
Depreciation expense	(234)	(253)	(1,455)
Asset impairment charges	(996)	-	(1,575)
Lease termination costs	-	-	(416)
Net gain on dispositions	2,370	6,323	971
Total discontinued operations	$ 1,609	$ 6,796	$ (255)

5. Real estate facilities

Activity in real estate facilities during 2006, 2005 and 2004 is as follows:

	2006	2005	2004
		(Amounts in thousands)	
Operating facilities, at cost:			
Beginning balance	$ 5,930,484	$ 5,510,750	$ 5,125,498
Facilities consolidated pursuant to EITF 04-5 (Note 2)	22,459	-	-
Acquired in the merger with Shurgard (Note 3)	4,887,507	-	-
Acquisition of real estate facilities	103,544	254,549	259,487
Dispositions	(5,860)	(8,582)	(6,785)
Newly developed facilities opened for operations	161,131	86,888	93,017
Casualty loss (Note 2)	-	(8,953)	(2,874)
Abandoned facility	(1,545)	-	-
Acquisition of minority interests (Note 11)	50,123	69,942	6,539
Capital improvements	79,326	25,890	35,868
Impact of foreign exchange rate changes	34,696	-	-
Ending balance	11,261,865	5,930,484	5,510,750
Accumulated depreciation:			
Beginning balance	(1,500,128)	(1,320,200)	(1,153,059)
Additions during the year	(255,615)	(186,048)	(169,471)
Casualty loss (Note 2)	-	2,966	1,624
Abandoned facility	549	-	-
Dispositions	832	3,154	706
Impact of foreign exchange rate changes	-	-	-
Ending balance	(1,754,362)	(1,500,128)	(1,320,200)
Construction in process:			
Beginning balance	54,472	56,160	81,856
Current development	119,648	86,248	71,602
Acquired in the merger with Shurgard (Note 3)	91,000	-	-
Write off of development costs	(10,354)	-	-
Dispositions	(4,970)	(1,048)	(4,281)
Newly developed facilities opened for operations	(161,131)	(86,888)	(93,017)
Impact of foreign exchange rate changes	1,373	-	-
Ending balance	90,038	54,472	56,160
Total real estate facilities	$ 9,597,541	$ 4,484,828	$ 4,246,710

During 2006, we completed several development and expansion projections which in aggregate added approximately 1,266,000 net rentable square feet of self-storage space at a total cost of $161,131,000 (1,472,000 net rentable square feet at a total cost of $86,888,000 in 2005 and 1,217,000 net rentable square feet at a total cost of $93,017,000 in 2004). During 2006, 2005 and 2004, we also sold several parcels of vacant land and disposed of real estate as a result of condemnation by local governmental agencies. As a result of the dispositions in 2006, we received proceeds totaling $14,545,000 and recorded an aggregate gain on disposition of $4,547,000 (proceeds totaled $14,755,000 and $12,648,000 in 2005 and 2004, respectively, and related gain on disposition totaled $8,279,000 and $2,288,000 in 2005 and 2004, respectively).

Excluding self-storage facilities acquired in the merger with Shurgard (see Note 3), during 2006, we acquired 12 self-storage facilities (877,000 net rentable square feet) from third parties at an aggregate cost of $103,544,000, consisting of $98,954,000 in cash and assumed mortgage debt totaling $4,590,000.

In 2005, we acquired from third parties 32 self-storage facilities (2,390,000 net rentable square feet) at an aggregate cost of $254,549,000 in cash. In 2004 we acquired interests from third parties in 45 self-storage facilities (3,109,000 net rentable square feet) at an aggregate cost of

$259,487,000, comprised of $139,794,000 cash, $94,693,000 in assumed debt, and the issuance of $25 million of our Series Z Perpetual Preferred Units.

In 2005 and 2004, we recorded casualty losses of $1,917,000 and $1,250,000, respectively as a result of damage to our facilities from hurricanes. These casualty losses were comprised of the book value of assets damaged ($5,987,000 in 2005 and $1,250,000 in 2004) less, in the case of 2005, insurance proceeds of approximately $4,070,000. No insurance proceeds were received for losses occurring in 2004.

One of these facilities damaged by the aforementioned hurricanes was abandoned in 2006, because it was deemed economically impractical to rebuild. Because the book value is no longer recoverable, we recorded an impairment charge of $996,000 in the year ended December 31, 2006, representing the remaining book value of the facility. This impairment charge, along with the historical operations of this facility, is included in discontinued operations.

Construction in process at December 31, 2006 includes 48 projects (2,256,000 net rentable square feet, unaudited) which expand or enhance the visual and structural appeal of our existing self-storage facilities with costs incurred of $39,502,000 at December 31, 2006 and total estimated costs to complete of $148,114,000 (unaudited). In addition, we have 8 projects to develop new self-storage facilities in Europe (389,000 aggregate net rentable square feet, unaudited), with costs incurred at December 31, 2006 of $41,916,000 and total estimated costs to complete of $36,549,000 (unaudited). We also have five parcels held for development with an aggregate of $8,620,000 in costs.

We capitalize interest incurred on debt during the course of construction of our self-storage facilities. Interest capitalized for the years ended December 31, 2006, 2005 and 2004 was $2,716,000, $2,820,000 and $3,617,000, respectively.

At December 31, 2006, the adjusted basis of real estate facilities for federal tax purposes was approximately $9.0 billion (unaudited).

6. Investments in real estate entities

At December 31, 2006, investments in real estate entities consist of our ownership interests in the Unconsolidated Entities. These interests are non-controlling interests of less than 50% and are accounted for using the equity method of accounting. Accordingly, earnings are recognized based upon our ownership interest in each of these entities. The accounting policies of these entities are similar to those of the Company.

Approximately $50 million of our consolidated retained earnings is represented by undistributed earnings of these Unconsolidated Entities.

During 2006, 2005, and 2004, we recognized earnings from our investments in real estate entities of $11,895,000, $24,883,000, and $22,564,000, respectively, and received cash distributions totaling $17,699,000, $23,112,000, and $20,961,000, respectively. In addition, during 2005, we received a distribution from affiliated entities of 635,885 shares of our common stock and 31,909 depositary shares of our Equity Stock, Series A, with an aggregate book value of $14,520,000.

Equity in earnings of real estate entities includes our pro rata share of the net impact of gains/losses on sales of assets and impairment charges relating to the impending sale of real estate assets as well as our pro rata share of the impact of the application of EITF Topic D-42 on redemptions of preferred securities recorded by PSB. See the condensed financial information with respect to PSB below for further information regarding these items recorded by PSB.

The following table sets forth our investments in the real estate entities at December 31, 2006 and 2005 and our equity in earnings of real estate entities for each of the three years ended December 31, 2006 (amounts in thousands):

	Investments in Real Estate Entities at December 31,		Equity in Earnings of Real Estate Entities for the Year Ended December 31,		
	2006	2005	2006	2005	2004
Investment in PSB (a)	$ 283,700	$ 288,694	$ 9,764	$ 18,757	$ 16,895
Other investments (b)	18,205	39,861	2,131	6,126	5,669
Total	$ 301,905	$ 328,555	$ 11,895	$ 24,883	$ 22,564

(a) Included in equity in earnings is the net impact of PSB's gains on sale of real estate, impairment charges, and the impact from applying EITF Topic D-42 aggregating a loss of $1,042,000, and income of $7,727,000, and $4,544,000 in 2006, 2005, and 2004, respectively.

(b) As described in Note 2, effective January 1, 2006 we commenced consolidating the accounts of three limited partnerships previously accounted for under the equity method of accounting. As a result, we decreased our investment in these partnerships by approximately $20,846,000 on January 1, 2006.

Investment in PS Business Parks, Inc. ("PSB")

PS Business Parks, Inc. is a REIT traded on the American Stock Exchange, which controls an operating partnership (collectively, the REIT and the operating partnership are referred to as "PSB"). We have a 44% common equity interest in PSB as of December 31, 2006. This common equity interest is comprised of our ownership of 5,418,273 shares of PSB's common stock and 7,305,355 limited partnership units in the operating partnership at December 31, 2006 and 2005. The limited partnership units are convertible at our option, subject to certain conditions, on a one-for-one basis into PSB common stock. Based upon the closing price at December 31, 2006 ($70.71 per share of PSB common stock), the shares and units had a market value of approximately $899.7 million as compared to a book value of $283.7 million.

At December 31, 2006, PSB owned and operated approximately 18.7 million net rentable square feet of commercial space. In addition, PSB manages commercial space owned by the Company and the Consolidated Entities pursuant to property management agreements.

The following table sets forth selected financial information of PSB; the amounts represent 100% of PSB's balances and not our pro-rata share.

	2006	2005
	(Amounts in thousands)	
For the year ended December 31,		
Total operating revenue	$ 242,839	$ 220,183
Costs of operations and other operating expenses	(81,717)	(71,627)
Other income and expense, net	4,299	3,558
Depreciation and amortization	(86,216)	(76,178)
Discontinued operations (a)	1,643	15,620
Minority interest	(16,268)	(16,262)
Net income	$ 64,580	$ 75,294
At December 31,		
Total assets (primarily real estate)	$ 1,462,864	$ 1,463,678
Total debt	67,048	25,893
Other liabilities	42,394	39,126
Preferred equity and preferred minority interests	705,250	729,100
Common equity and common minority interests	648,172	669,559

(a) Included in discontinued operations are net gains on sale of real estate facilities totaling $2,328,000 and $18,109,000 for the years ended December 31, 2006 and 2005, respectively.

Other Investments

Other investments consist primarily of an average approximately 22% common equity ownership in five limited partnerships that own an aggregate of 22 self-storage facilities.

The following table sets forth certain condensed financial information (representing 100% of these entities' balances and not our pro-rata share) with respect to these other investments:

	2006	2005
	(Amounts in thousands)	
For the year ended December 31,		
Total revenue	$ 17,459	$ 16,563
Cost of operations and other expenses	(6,674)	(6,390)
Depreciation and amortization	(2,031)	(2,039)
Net income	$ 8,754	$ 8,134
At December 31,		
Total assets (primarily storage facilities).	$ 48,002	$ 48,255
Total liabilities	1,104	1,240
Total Partners' equity	46,898	47,015

7. Bank Credit Facilities

On December 27, 2006, we entered into a $300 million unsecured short-term credit agreement (the "Bridge Loan") with a commercial bank that matures April 1, 2007. Pursuant to the credit agreement, we borrowed $300 million at an initial interest rate of LIBOR plus 0.30% (5.63% at December 31, 2006). We used the proceeds from this facility in funding the prepayment of the €325 million collateralized notes payable that were otherwise due in 2011. See Note 8 for further discussion of this prepayment. At December 31, 2006, our outstanding borrowings under this facility totaled $300 million. On January 10, 2007, borrowings under this facility were repaid in full and the Bridge Loan terminated.

We also have a revolving line of credit (the "Credit Agreement") with an aggregate limit with respect to borrowings and letters of credit of $200 million, that has a maturity date of April 1, 2007 and bears an annual interest rate ranging from the London Interbank Offered Rate ("LIBOR") plus 0.50% to LIBOR plus 1.20% depending on our credit ratings (LIBOR plus 0.50% at December 31, 2006). In addition, we are required to pay a quarterly commitment fee ranging from 0.15% per annum to 0.30% per annum depending on our credit ratings (0.15% per annum at December 31, 2006). Outstanding borrowings on our revolving line of credit totaled $45 million and $80 million at December 31, 2006 and February 28, 2007 (unaudited), respectively.

The Credit Agreement includes various covenants, the more significant of which require us to (i) maintain a balance sheet leverage ratio of less than 0.55 to 1.00, (ii) maintain certain quarterly interest and fixed-charge coverage ratios (as defined therein) of not less than 2.25 to 1.0 and 1.5 to 1.0, respectively, and (iii) maintain a minimum total shareholders' equity (as defined therein). In addition, we are limited in our ability to incur additional borrowings (we are required to maintain unencumbered assets with an aggregate book value equal to or greater than 1.5 times our unsecured recourse debt). We were in compliance with all covenants of the Credit Agreement at December 31, 2006.

At December 31, 2006 and February 28, 2007 (unaudited), we had undrawn standby letters of credit, which reduces our borrowing capability with respect to our line of credit by the amount of the letter of credit, totaling $21,068,000 ($17,985,000 at December 31, 2005). The beneficiaries of these standby letters of credit were certain insurance companies associated with our captive insurance and tenant re-insurance activities, collateral for certain construction projects, and a mortgage note.

PUBLIC STORAGE, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2006

8. Notes payable

Notes payable at December 31, 2006 and 2005 consist of the following (dollar amounts in thousands):

	December 31, 2006		December 31, 2005	
	Carrying amount	Fair value	Carrying amount	Fair value
Domestic Unsecured Notes Payable:				
5.875% effective and stated note rate, interest only and payable semi-annually, matures in March 2013	$ 200,000	$ 205,999	$ -	$ -
5.73% effective rate, 7.75% stated note rate, interest only and payable semi-annually, matures in February 2011 (carrying amount includes $14,033 of unamortized premium at December 31, 2006)	214,033	221,244	-	-
6.53% effective rate, 7.625% stated note rate, interest only and payable semi-annually, matures in April 2007 (carrying amount includes $119 of unamortized premium at December 31, 2006)	50,119	50,119	-	-
7.66% senior unsecured note due January 2007	11,200	11,200	22,400	23,060
Domestic Mortgage Notes:				
Fixed rate mortgage notes payable, secured by 63 real estate facilities with a net book value of $459,764 at December 31, 2006, average effective interest rates of 5.59% and stated note rates between 4.95% and 8.78%, due between December 2006 and August 2015 (carrying amount includes $4,145 of unamortized premium at December 31, 2006)	166,737	164,953	-	-
Variable rate mortgage notes payable, secured by six real estate facilities with a net book value of $20,895 at December 31, 2006, (average interest rate of 7.32% at December 31, 2006) which approximate market rates, due between December 2007 and August 2010	8,428	8,428	-	-
Fixed rate mortgage notes payable, secured by 33 real estate facilities with a net book value of $194,285 at December 31, 2006, stated note rates between 5.05% and 8.75%, principal and interest payable monthly, due at varying dates between October 2009 and September 2028 (carrying amount includes $4,471 of unamortized premium at December 31, 2006)	91,489	89,049	91,550	89,822
European Secured Notes Payable:				
€325 million notes payable due in 2011, collateralized by 101 real estate facilities with a net book value of $951,548 at December 31, 2006 (interest rate of EURIBOR + 0.51%, 3.826% average for year ended December 31, 2006, 3.928% rate at December 31, 2006)	428,760	428,670	-	-
First and Second Shurgard credit agreement, due in 2008 and 2009, secured by 60 real estate facilities with a net book value of $426,555 at December 31, 2006 (interest rate of EURIBOR + 2.25%, 5.534% average for year ended December 31, 2006, 5.915% rate at December 31, 2006 which approximate market rates)	288,918	288,918	-	-
Liability under Capital Leases	6,600	6,600	-	-
Total notes payable	$ 1,466,284	$ 1,475,180	$ 113,950	$ 112,882

The 5.875%, 5.73%, and 6.53% effective rate domestic unsecured notes payable were assumed in connection with the merger with Shurgard. The notes were recorded at their estimated fair value based upon estimated market rates for debt with similar terms and ratings upon assumption. As of the date of the merger with Shurgard, the aggregate fair value of these notes was approximately $465,692,000 as compared to the actual assumed balances of $450,000,000. This initial premium of $15,692,000 is being amortized over the remaining term of the notes using the effective interest method.

The domestic unsecured notes payable have various restrictive covenants, the more significant of which require us to (i) maintain a ratio of debt to total assets (as defined therein) of less than 0.60 to 1.00, (ii) maintain a ratio secured debt to total assets (as defined therein) of less than 0.40 to 1.00, (iii) maintain a debt service coverage ratio (as defined therein) of greater than 1.50 to 1.00, and (iv) maintain a ratio of unencumbered assets to unsecured debt (as defined therein) of greater than 150%, all of which have been met at December 31, 2006.

The 5.59% fixed rate domestic mortgage notes were also assumed in connection with the merger. These mortgage notes were recorded at their estimated fair value based upon the estimated market rate upon assumption of approximately 5.59%, an aggregate of approximately $184,592,000 as compared to the actual assumed balances of an aggregate of $179,827,000. This initial premium of $4,765,000 is being amortized over the remaining term of the mortgage notes using the effective interest method. These mortgage notes require interest and principal payments to be paid monthly and have various restrictive covenants, all of which have been met at December 31, 2006.

We also assumed an additional $671,047,000 in debt in the merger with Shurgard, comprised of Shurgard's line of credit totaling $603,772,000, and certain variable rate notes totaling $67,275,000. This debt was repaid immediately following the merger.

We assumed a 5.58% mortgage note in connection with a property acquisition during the first quarter of 2006. The note was recorded at the stated rate, which we believe approximates the market rate for similar mortgage notes.

On January 2, 2007, we repaid the €325 million collateralized European notes that were otherwise payable in 2011. We also terminated the related European currency and interest rate hedges.

First Shurgard and Second Shurgard (see Note 11) have senior credit agreements denominated in euros to borrow, in aggregate, up to €271 million ($357.5 million as of December 31, 2006). As of December 31, 2006, the available amount under those credit facilities was, in aggregate, €52 million ($68.6 million). Our draws under the First Shurgard and Second Shurgard credit facilities are determined on a development project basis, or on an acquisition project basis when applicable for Second Shurgard, and can be limited if the completion of projects is not timely and if we have certain cost overruns. The credit facilities also require us to maintain a maximum loan to value of the collateral ratio and a minimum debt service ratio. As of December 31, 2006, we were in compliance with these financial covenants.

PUBLIC STORAGE, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2006

At December 31, 2006, approximate principal maturities of our notes payable are as follows (amounts in thousands):

	Domestic Notes Payable	Domestic Mortgage Notes Payable	European Notes Payable	Capital Leases - Europe	Total
2007	$ 63,483	$ 9,892	$ 2,375	$ 95	$ 75,845
2008	3,320	27,848	170,449	104	201,721
2009	3,515	9,367	116,095	114	129,091
2010	3,722	17,775	-	79	21,576
2011	201,312	27,703	428,759	723	658,497
Thereafter	200,000	174,069	-	5,485	379,554
	$ 475,352	$ 266,654	$ 717,678	$6,600	$1,466,284
Weighted average rate	5.3%	5.4%	5.0%	8.8%	5.2%

We incurred interest expense with respect to our notes payable, excluding capital leases, aggregating $31,949,000, $6,639,000 and $4,377,000 for the years ended December 31, 2006, 2005 and 2004, respectively. These amounts were comprised of $35,058,000, $7,665,000 and $4,377,000 in cash for the years ended December 31, 2006 and 2005 and 2004, respectively, less $3,109,000, $1,026,000 and nil in amortization of premium, respectively.

The present value of net minimum capital lease payments at December 31, 2006, was as follows (amounts in thousands):

Present value of net minimum capital lease payments	
Capital lease future payments	$40,774
Amount representing interest	(34,174)
Present value of net minimum capital lease payments	$6,600

The net book value of the properties under capital leases was $6.6 million as of December 31, 2006, which is net of accumulated depreciation of $1.6 million. We recognized depreciation expense on these properties totaling $0.1 million for the year ended December 31, 2006.

9. Debt to Joint Venture Partner

On December 31, 2004, we sold seven self-storage facilities to an unconsolidated affiliated joint venture for $22,993,000. On January 14, 2005, we sold an 86.7% interest in three additional self-storage facilities to the joint venture for an aggregate amount of $27,424,000. Our partner's combined equity contribution with respect to these transactions was $35,292,000. Due to our continuing interest in these facilities and the likelihood that we will exercise our option to acquire our partner's interest, we have accounted for our partner's investment in these facilities as, in substance, debt financing. Accordingly, our partner's investment with respect to these facilities is accounted for as a liability on our accompanying consolidated balance sheets. Our partner's share of operations with respect to these facilities has been accounted for as interest expense on our accompanying consolidated statements of income.

The outstanding balances of $37,258,000 and $35,697,000 due the joint venture partner as of December 31, 2006 and 2005, respectively, approximate the fair value of our partners' interest in these facilities as of each respective date. On a quarterly basis, we review the fair value of this liability, and to the extent fair value exceeds the carrying value of the liability, an adjustment is made to increase the liability to fair value, and to increase other assets, with the other assets amortized over the remaining period term of the joint venture. We increased the note balance by $1,386,000 during 2006 as a result of our periodic review of fair value.

A total of $3,036,000 and $2,939,000 was recorded as interest expense on our consolidated statements of income with respect to the Debt to Joint Venture Partner during the years ended December 31, 2006 and 2005, respectively, representing our partner's pro rata share of the net earnings with respect to the properties (an 8.5% return on their investment). This interest expense was comprised of a total of $2,862,000 and $2,534,000 paid to our joint venture partner (an 8.0% return payable currently in accordance with the partnership agreement) during the years ended December 31, 2006 and 2005, respectively, and increases in Debt to Joint Venture Partner of $175,000 and $405,000 for the years ended December 31, 2006 and 2005, respectively.

We expect that this debt will be repaid during 2008, assuming that we exercise our option to acquire our partner's interest in the joint venture.

10. Derivative Financial Instruments

As described in Note 2, under Derivative Financial Instruments, we report these derivative financial instruments at fair value on our consolidated balance sheet at December 31, 2006 and changes in fair values from the date of the Shurgard merger through December 31, 2006, have been recognized in earnings. The respective balances of these financial instruments are included in other assets and accrued and other liabilities as follows:

	December 31, 2006
	(Amounts in thousands)
Assets:	
Interest rate contracts	$ 11,810
Foreign currency exchange contracts	-
	$ 11,810
Liabilities:	
Interest rate contracts	$ (4,162)
Foreign currency exchange contracts	(7,837)
	$ (11,999)

For the year ended December 31, 2006, net income from derivatives was comprised of a change in value of the related instruments representing a gain of $5,826,000, less $1,900,000 in net payments incurred during the period under the underlying instruments.

On January 2, 2007, in connection with our prepayment of the €325 million collateralized notes at our European operations, we terminated the related European currency and interest rate hedges. These terminated hedges comprised approximately $8,605,000 of the $11,810,000 in assets and $10,175,000 of the $11,999,000 in liabilities included in the table above.

11. Minority Interest

In consolidation, we classify ownership interests in the net assets of each of the Consolidated Entities, other than our own, as minority interest on our consolidated financial statements. Minority interest in income consists of the minority interests' share of the operating results of the Consolidated Entities, or in the case of preferred partnership interests, distributions paid, plus amounts associated with the application of EITF topic D-42 as it relates to the redemption of preferred partnership interests.

Preferred partnership interests:

At December 31, 2006 and 2005, we had the following series of preferred partnership units outstanding:

Series	Earliest Redemption Date	Distribution Rate	At December 31, 2006 Units Outstanding	At December 31, 2006 Carrying Amount	At December 31, 2005 Units Outstanding	At December 31, 2005 Carrying Amount
				(amounts in thousands)		
Series NN	March 17, 2010	6.400%	8,000	$ 200,000	8,000	$ 200,000
Series Z	October 12, 2009	6.250%	1,000	25,000	1,000	25,000
Series J	May 9, 2011	7.250%	4,000	100,000	-	-
Total			13,000	$ 325,000	9,000	$ 225,000

On May 9, 2006, one of the Consolidated Entities issued 4,000,000 units of 7.25% Series J Preferred Partnership Units for cash proceeds of $100.0 million.

Subject to certain conditions, the Series NN preferred partnership units are convertible into shares of our 6.40% Series NN Cumulative Preferred Stock, the Series Z preferred partnership units are convertible into shares of our 6.25% Series Z Cumulative Preferred Stock and the Series J preferred partnership units are convertible into shares of our 7.25% Series J Cumulative Preferred Stock. The preferred partnership units are not redeemable during the first five years, thereafter, at our option, we can call the units for redemption at the issuance amount plus any unpaid distributions. The Series NN and Series J preferred partnership units are not redeemable by the holder. The holders of the Series Z preferred partnership units have a one-time option, exercisable five years from issuance, to require us to redeem their units for $25.0 million in cash plus any unpaid distributions.

For each of the years ended December 31, 2006, 2005, and 2004, the holders of the preferred partnership units were paid in aggregate approximately $19,055,000, $16,147,000, and $30,423,000, respectively, in distributions (excluding the special distribution paid on March 22, 2004, described below), and received an equivalent allocation of minority interest in earnings. In addition, in 2005 and 2004, income allocated to minority interests was increased by $874,000 and $2,063,000, respectively, due to the application of EITF Topic D-42.

Other partnership interests

Minority interest at December 31, 2006 and 2005, and minority interest in income for each of the three years in the period ended December 31, 2006 with respect to the other partnership interests are comprised of the following:

Description of Minority Interest	Minority interest at December 31, 2006	Minority interest at December 31, 2005	Minority interest in income for the year ended December 31, 2006	Minority interest in income for the year ended December 31, 2005	Minority interest in income for the year ended December 31, 2004
			(Amounts in thousands)		
European joint ventures	$ 140,034	$ -	$ (3,631)	$ -	$ -
Newly Consolidated Partnerships	4,085	-	5,259	-	-
Shurgard domestic joint ventures	8,023	-	417	-	-
Consolidated Development Joint Venture	-	-	-	4,229	5,652
Convertible Partnership Units	5,710	6,177	151	469	328
Other Consolidated Partnerships	23,178	22,793	10,632	10,932	11,447
Total other partnership interests	$ 181,030	$ 28,970	$ 12,828	$ 15,630	$ 17,427

European Joint Ventures

Through the merger with Shurgard, we acquired two joint venture entities: First Shurgard SPRI ("First Shurgard") formed in January 2003 and Second Shurgard SPRL ("Second Shurgard") formed in May 2004. Those joint ventures were expected to develop or acquire up to approximately 75 storage facilities in Europe. Through a wholly-owned subsidiary, we have a 20% interest in each of these ventures. We have determined that First Shurgard and Second Shurgard are each VIEs, and that we are the primary beneficiary. Accordingly, First Shurgard and Second Shurgard have been consolidated in our consolidated financial statements. At December 31, 2006, First Shurgard and Second Shurgard had aggregate total assets of $497.2 million, total liabilities of $322.1 million, and credit facilities collateralized by assets with a net book value of $288.9 million. At December 31, 2006, First Shurgard's and Second Shurgard's creditors had no recourse to the general credit of Public Storage or Shurgard Europe other than a commitment, previously made by Shurgard, to subscribe to up to $20 million and an additional €7.5 million ($9.9 million as of December 31, 2006) in preferred bonds in order for First Shurgard to fulfill its obligations under its senior credit agreement. We have an option to put 80% of the bonds issued by First Shurgard to Crescent Euro Self Storage Investments, Shurgard Europe's partner in the joint venture.

On September 5, 2006, we informed the joint venture partners of First Shurgard and Second Shurgard of our intention to purchase their interests in First Shurgard and Second Shurgard, pursuant to an "exit procedure" that we believe is provided for in the respective agreements. Our joint venture partners currently contest whether we have the right to purchase their interests under this procedure. Further, the exit procedure can, in certain circumstances, result in a third party acquiring the facilities owned by First and Second Shurgard, including our interest in these facilities. Accordingly, it is uncertain as to whether we will acquire their interests pursuant to these provisions. On January 17, 2007, we filed an arbitration request to compel arbitration of the matter.

Newly Consolidated Partnerships

As further described in Note 2, effective January 1, 2006 we commenced consolidating the accounts of three partnerships that we had previously accounted for under the equity method of accounting. This consolidation resulted in a $3,963,000 increase in minority interest on January 1, 2006. Effective January 1, 2006, the income allocated to the interests we do not own in these three partnerships is shown in the table above under Newly Consolidated Partnerships.

Shurgard Domestic Joint Ventures

Following the merger with Shurgard, we acquired the minority interests in certain of Shurgard's joint ventures, for an aggregate of approximately $62,300,000 in cash. As a result of these transactions, we obtained the remaining interest in a total of 68 self-storage facilities. This acquisition was recorded as a reduction in minority interest totaling $12,177,000, with the remainder allocated to real estate ($50,123,000).

The partnership agreements of the joint ventures have termination dates that cannot be unilaterally extended by the Company and, upon termination of each partnership, the net assets of these entities would be liquidated and paid to the minority interests and the Company based upon their relative ownership interests.

Consolidated Development Joint Venture

In November 1999, we formed a development joint venture (the "Consolidated Development Joint Venture") with a joint venture partner (PSAC Storage Investors, LLC, referred to as "PSAC") whose partners included a third party institutional investor and B. Wayne Hughes ("Mr. Hughes"), the

Chairman of the Board of the Company, to develop approximately $100 million of self-storage facilities and to purchase $100 million of the our Equity Stock, Series AAA. We owned a controlling interest in the Consolidated Development Joint Venture and included the accounts of this partnership in our consolidated financial statements since its inception. PSAC's interest in the Consolidated Development Joint Venture was accounted for as minority interest, as denoted in the above table.

On August 5, 2005, we acquired the institutional investor's interest in PSAC for approximately $41,420,000 in cash. This acquisition gave us a controlling position in PSAC and the right to acquire the remaining interest in PSAC, held by Mr. Hughes, for a stipulated amount on November 17, 2005. We immediately notified Mr. Hughes of our intent to acquire his interest on November 17, 2005.

On August 5, 2005, we commenced consolidating the accounts of PSAC. The total acquisition cost of the transaction was $105,933,000, comprised of the $41,420,000 in cash paid to the institutional investor and $64,513,000 in debt due to Mr. Hughes. Mr. Hughes' interest in PSAC was accounted for as debt due to the exercise of our right to acquire his interest. The total acquisition cost eliminated the book value of minority interest on the date of acquisition ($62,013,000) with the remainder allocated to real estate ($43,920,000).

The preferred return that Mr. Hughes accrued from August 5, 2005 through November 17, 2005 amounting to $1,458,000 is reflected on our consolidated statements of income as interest expense. On November 17, 2005, we acquired Mr. Hughes' interest for an aggregate of $64,513,000 in cash, plus accrued and unpaid interest, extinguishing the debt.

Convertible Partnership Units

At December 31, 2006, one of the Consolidated Entities had approximately 231,978 convertible partnership units ("Convertible Units") outstanding (237,934 at December 31, 2005) representing a limited partnership interest in the partnership. The Convertible Units are convertible on a one-for-one basis (subject to certain limitations) into common stock of the Company at the option of the unit-holder. Minority interest in income with respect to Convertible Units reflects the Convertible Units' share of our net income, with net income allocated to minority interests with respect to weighted average outstanding Convertible Units on a per unit basis equal to diluted earnings per common share. During the year ended December 31, 2006, a total of 5,956 units were converted into common shares (none during 2005 and 2004). As a result of this conversion, minority interest was reduced by $155,000.

Other Consolidated Partnerships

The partnership agreements of the Other Consolidated Partnerships included in the table above have termination dates that cannot be unilaterally extended by the Company and, upon termination of each partnership, the net assets of these entities would be liquidated and paid to the minority interests and the Company based upon their relative ownership interests.

At December 31, 2006 and 2005, the Other Consolidated Partnerships reflect common equity interests that we do not own in 22 entities owning an aggregate of 73 self-storage facilities.

In January 2005, we acquired a portion of the minority interest we did not own in one of the Consolidated Entities for an aggregate of $4,366,000 in cash. The acquisition resulted in the reduction of minority interest by $2,828,000 with the excess of cost over underlying book value ($1,538,000) allocated to real estate.

In April 2005, we acquired minority interests we did not own in two Consolidated Entities for an aggregate of $32,432,000 in cash. The acquisition resulted in a reduction of minority interest of $15,394,000 with the excess of cost over underlying book value ($17,038,000) allocated to real estate.

In August 2005, we acquired the remaining minority interests we did not own in the Consolidated Entities for an aggregate of $14,597,000 in cash. The acquisition resulted in a reduction of minority interest of $7,151,000 with the excess of cost over underlying book value ($7,446,000) allocated to real estate.

Impact of SFAS No. 150

In May 2003, the FASB issued Statement of Financial Accounting Standards No. 150 – "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity" (SFAS No. 150"). This statement prescribes reporting standards for financial instruments that have characteristics of both liabilities and equity. This standard generally indicates that certain financial instruments that give the issuer a choice of setting an obligation with a variable number of securities or settling an obligation with a transfer of assets, any mandatorily redeemable security, and certain put options and forward purchase contracts, should be classified as a liability on the balance sheet. With the exception of minority interests, described below, we implemented SFAS No. 150 on July 1, 2003, and the adoption had no impact on our financial statements.

The provisions of SFAS No. 150 indicate that the Other Minority Interests would have to be treated as a liability, because these partnerships have termination dates that cannot be unilaterally extended by us and, upon termination, the net assets of these entities would be liquidated and paid to the minority interest and us based upon relative ownership interests. However, on October 29, 2003, the FASB decided to defer indefinitely a portion of the implementation of SFAS No. 150, which thereby deferred our requirement to recognize these minority interest liabilities. We estimate that the fair value of the Other Partnership Interests is approximately $450 million at December 31, 2006.

12. Shareholders' equity

Cumulative Preferred Stock

At December 31, 2006 and 2005, we had the following series of Cumulative Preferred Stock outstanding:

			At December 31, 2006		At December 31, 2005	
Series	Earliest Redemption Date	Dividend Rate	Shares Outstanding	Carrying Amount	Shares Outstanding	Carrying Amount
			(Dollar amounts in thousands)			
Series R	9/28/06	8.000%	-	$ -	20,400	$ 510,000
Series S	10/31/06	7.875%	-	-	5,750	143,750
Series T	1/18/07	7.625%	-	-	6,086	152,150
Series U	2/19/07	7.625%	-	-	6,000	150,000
Series V	9/30/07	7.500%	6,900	172,500	6,900	172,500
Series W	10/6/08	6.500%	5,300	132,500	5,300	132,500
Series X	11/13/08	6.450%	4,800	120,000	4,800	120,000
Series Y	1/2/09	6.850%	1,600,000	40,000	1,600,000	40,000
Series Z	3/5/09	6.250%	4,500	112,500	4,500	112,500
Series A	3/31/09	6.125%	4,600	115,000	4,600	115,000
Series B	6/30/09	7.125%	4,350	108,750	4,350	108,750
Series C	9/13/09	6.600%	4,600	115,000	4,600	115,000
Series D	2/28/10	6.180%	5,400	135,000	5,400	135,000
Series E	4/27/10	6.750%	5,650	141,250	5,650	141,250
Series F	8/23/10	6.450%	10,000	250,000	10,000	250,000
Series G	12/12/10	7.000%	4,000	100,000	4,000	100,000
Series H	1/19/11	6.950%	4,200	105,000	-	-
Series I	5/3/11	7.250%	20,700	517,500	-	-
Series K	8/8/11	7.250%	18,400	460,000	-	-
Series L	10/20/11	6.750%	9,200	230,000	-	-
Total Cumulative Preferred Stock			1,712,600	$ 2,855,000	1,698,336	$ 2,498,400

During 2006, we issued four series of Cumulative Preferred Stock: Series H – issued January 19, 2006, net proceeds totaling $101,492,000, Series I – issued May 3, 2006, net proceeds totaling $501,601,000, Series K – issued August 8, 2006, net proceeds totaling $445,852,000 and Series L – issued October 20, 2006, aggregate net proceeds totaling $223,623,000. During 2005, we issued four series of Cumulative Preferred Stock: Series D – issued February 28, 2005, net proceeds totaling $130,548,000, Series E – issued April 27, 2005, net proceeds totaling $136,601,000, Series F – issued August 23, 2005, net proceeds totaling $242,550,000 and Series G – issued December 12, 2005, aggregate net proceeds totaling $96,886,000. During 2004, we issued five series of Cumulative Preferred Stock: Series Y – issued January 2, 2004, net proceeds $40,000,000, Series Z – issued March 5, 2004, net proceeds $108,756,000, Series A – issued March 31, 2004, net proceeds $111,177,000, Series B – issued June 30, 2004, net proceeds $105,124,000, Series C – issued September 13, 2004, net proceeds $111,177,000.

Upon issuance of our Cumulative Preferred Stock, we classify the liquidation value as preferred stock, with any issuance costs recorded as a reduction in Paid-in Capital.

During 2006, we redeemed our Series R and Series S Cumulative Preferred Stock at par value plus accrued dividends. In December 2006, we called for redemption our Series T and Series U Cumulative Preferred Stock, at par. The aggregated redemption value of $302,150,000 of these two series has been classified as a liability at December 31, 2006. During 2005, we redeemed our Series F Cumulative Preferred Stock, at par value plus accrued dividends. In November 2005, we called for redemption our Series Q Cumulative Preferred Stock, at par. The total redemption value for this series was classified as a liability at December 31, 2005. During 2004, we redeemed our Series K, Series L, Series M, and Series D Cumulative Preferred Stocks (including redemption expenses) at par plus accrued dividends.

Except under certain conditions relating to the Company's qualification as a REIT, the various series of Cumulative Preferred Stock are not redeemable prior to the dates indicated. On or after the dates indicated, each series of Cumulative Preferred Stock will be redeemable, at our option, in whole or in part, at $25.00 per depositary share (or per share in the case of the Series Y), plus accrued and unpaid dividends. The holders of our Cumulative Preferred Stock have general preference rights with respect to liquidation and quarterly distributions and, except under certain conditions and as noted below, will not be entitled to vote on most matters. In the event of a cumulative arrearage equal to six quarterly dividends or failure to maintain a Debt Ratio (as defined) of 50% or less, holders of all outstanding series of preferred stock (voting as a single class without regard to series) will have the right to elect two additional members to serve on the Company's Board of Directors until events of default have been cured. At December 31, 2006, there were no dividends in arrears and the Debt Ratio was 16.6%.

Common Stock

During 2006, 2005 and 2004, activity with respect to our Common Stock was as follows:

	2006		2005		2004	
	Shares	Amount	Shares	Amount	Shares	Amount
			(Dollar amounts in thousands)			
Merger with Shurgard:						
Issuance of common stock	38,913,187	$3,116,850	-	$ -	-	$ -
Conversion of stock options	-	69,296	-	-	-	-
Employee stock-based compensation	2,135,761	85,369	282,998	7,511	1,985,416	49,929
Shares received as a distribution from unconsolidated entities	-	-	(635,885)	(14,520)	-	-
Conversion of partnership units	5,956	155	-	-	-	-
Repurchases of common stock	-	-	(84,000)	(4,990)	(445,700)	(20,295)
	41,054,904	$ 3,271,670	(436,887)	$ (11,999)	1,539,716	$ 29,634

In connection with the merger with Shurgard, we issued 38,913,187 common shares to the former Shurgard shareholders. In addition, we issued vested common stock options in exchange for Shurgard stock options, with an intrinsic value of $69,296,000 at the merger date.

During 2005, we received a distribution of 503,110 shares, and one of the Consolidated Entities received 132,775 shares, of our Common Stock previously held by the Unconsolidated Entities. The 503,110 shares that we received were retired.

At December 31, 2006 and 2005, certain Consolidated Entities owned 1,146,207 shares of our Common Stock. In the consolidation process, these shares and the related balance sheet amounts have been eliminated. In addition, these shares are not included in the computation of weighted average shares outstanding. These shares continue to be legally issued and outstanding.

Our Board of Directors has authorized the repurchase from time to time of up to 25,000,000 shares of our Common Stock on the open market or in privately negotiated transactions. Through

December 31, 2006, we have repurchased a total of 22,201,720 shares of our Common Stock pursuant to this authorization.

At December 31, 2006 and 2005, we had 3,025,747 and 4,735,647 shares of Common Stock reserved in connection with our stock-based incentive plans, respectively, (see Note 14) and 231,978 and 237,934 shares reserved for the conversion of Convertible Partnership Units, respectively.

Equity Stock

The Company is authorized to issue up to 200,000,000 shares of Equity Stock. The Articles of Incorporation provide that the Equity Stock may be issued from time to time in one or more series and gives the Board of Directors broad authority to fix the dividend and distribution rights, conversion and voting rights, redemption provisions and liquidation rights of each series of Equity Stock.

Equity Stock, Series A

At December 31, 2006 and 2005, we had 8,744,193 depositary shares outstanding each representing 1/1,000 of a share of Equity Stock, Series A ("Equity Stock A"). We received 31,909 depositary shares from a distribution from affiliated entities during 2005 (see Note 6). The Equity Stock, Series A ranks on parity with common stock and junior to the Cumulative Preferred Stock with respect to general preference rights and has a liquidation amount which cannot exceed $24.50 per share. Distributions with respect to each depositary share shall be the lesser of: i) five times the per share dividend on the common stock or ii) $2.45 per annum. We have no obligation to pay distributions on the depositary if no distributions are paid to common shareholders.

Except in order to preserve the Company's federal income tax status as a REIT, we may not redeem the depositary shares before March 31, 2010. On or after March 31, 2010, we may, at our option, redeem the depositary shares at $24.50 per depositary share. If the Company fails to preserve its federal income tax status as a REIT, each depositary share will be convertible at the option of the shareholder into .956 shares of our common stock. The depositary shares are otherwise not convertible into common stock. Holders of depositary shares vote as a single class with our holders of our common stock on shareholder matters, but the depositary shares have the equivalent of one-tenth of a vote per depositary share.

Dividends

The unaudited characterization of dividends for Federal income tax purposes is made based upon earnings and profits of the Company, as defined by the Internal Revenue Code. For the tax year ended December 31, 2006, distributions for the common stock, Equity Stock, Series A, and all the various series of preferred stocks were classified as follows:

	2006 (unaudited)			
	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter
Ordinary Income	100.00%	100.00%	100.00%	100.00%
Long-Term Capital Gain	0.00%	0.00%	0.00%	0.00%
Total	100.00%	100.00%	100.00%	100.00%

The following table summarizes dividends for the years ended December 31, 2006, 2005 and 2004:

	2006		2005		2004	
	Per share	Total	Per share	Total	Per share	Total
	(Amounts in thousands, except per share data)					
Cumulative Preferred Stock						
Series D	-	-	-	-	$1.776	2,131
Series E	-	-	$0.208	457	$2.500	5,488
Series F	-	-	$0.819	1,884	$2.437	5,606
Series K	-	-	-	-	$0.109	501
Series L	-	-	-	-	$0.395	1,818
Series M	-	-	-	-	$1.373	3,089
Series Q	$0.108	742	$2.150	14,835	$2.150	14,835
Series R	$1.483	30,255	$2.000	40,800	$2.000	40,800
Series S	$1.641	9,437	$1.969	11,320	$1.969	11,320
Series T	$1.906	11,601	$1.906	11,601	$1.906	11,601
Series U	$1.906	11,438	$1.906	11,438	$1.906	11,438
Series V	$1.875	12,938	$1.875	12,938	$1.875	12,938
Series W	$1.625	8,612	$1.625	8,612	$1.625	8,612
Series X	$1.613	7,740	$1.613	7,740	$1.613	7,740
Series Y	$1.713	2,740	$1.713	2,740	$1.708	2,732
Series Z	$1.563	7,031	$1.563	7,031	$1.289	5,801
Series A	$1.531	7,044	$1.531	7,044	$1.153	5,302
Series B	$1.781	7,748	$1.781	7,748	$0.896	3,896
Series C	$1.650	7,590	$1.650	7,590	$0.495	2,277
Series D	$1.545	8,344	$1.292	6,976	-	-
Series E	$1.688	9,536	$1.144	6,463	-	-
Series F	$1.613	16,124	$0.543	5,430	-	-
Series G	$1.750	7,000	$0.093	370	-	-
Series H	$1.654	6,945	-	-	-	-
Series I	$1.203	24,908	-	-	-	-
Series K	$0.725	13,340	-	-	-	-
Series L	$0.338	3,105	-	-	-	-
		214,218		173,017		157,925
Common Equivalent Stock						
Common Stock	$2.000	298,219	$1.900	244,200	$1.800	230,834
Equity Stock, Series A	$2.450	21,424	$2.450	21,443	$2.450	21,501
Total Distributions		$533,861		$438,660		$410,260

13. Related party transactions

Relationships and transactions with the Hughes Family

Mr. Hughes and his family (collectively the "Hughes Family") have ownership interests in, and operate approximately 44 self-storage facilities in Canada under the name "Public Storage" ("PS Canada") pursuant to a license agreement with the Company. We currently do not own any interests in these facilities nor do we own any facilities in Canada. The Hughes Family owns approximately 27% of our Common Stock outstanding at December 31, 2006. We have a right of first refusal to acquire the stock or assets of the corporation that manages the 44 self-storage facilities in Canada, if the Hughes Family or the corporation agrees to sell them. However, we have no interest in the operations of this corporation, we have no right to acquire this stock or assets unless the Hughes Family decides to sell, the right of first refusal does not apply to the self-storage facilities, and we receive no benefit from the profits and increases in value of the Canadian self-storage facilities.

PUBLIC STORAGE, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2006

In October 2005, the Company's Board of Directors (with Mr. Hughes and B. Wayne Hughes Jr. abstaining) approved the reimbursement of CAD $653,424, plus CAD $52,274 in interest accrued at 4% per annum, representing the amount previously charged to the Canadian entities for system development costs that Company no longer permits them to use. These amounts were reimbursed in November 2005.

Through consolidated entities, we continue to reinsure risks relating to loss of goods stored by tenants in the self-storage facilities in Canada. During 2006, 2005, and 2004, respectively, we received $989,000, $1,052,000, and $1,069,000, respectively, in reinsurance premiums attributable to the Canadian facilities. Since our right to provide tenant reinsurance to the Canadian facilities may be qualified, there is no assurance that these premiums will continue.

In November 1999, we formed the Consolidated Development Joint Venture with a joint venture partner whose partners include an institutional investor and Mr. Hughes (Note 11). On August 5, 2005, we acquired the institutional investor's interest in PSAC. This acquisition gave us a controlling position in PSAC and the right to acquire the remaining interest in PSAC which was held by Mr. Hughes. We exercised this right and on November 17, 2005, we acquired Mr. Hughes' interest in PSAC for $64,513,000 plus an accrued preferred return.

The Company and Mr. Hughes are co-general partners in certain consolidated entities and affiliated entities of the Company that are not unconsolidated. The Hughes Family also owns limited partnership interests in certain of these entities. The Company and the Hughes Family receive distributions from these partnerships in accordance with the terms of the partnership agreements.

Other Related Party Transactions

Ronald L. Havner, Jr. is our Vice-Chairman and Chief Executive Officer, and he is Chairman of the Board of PSB.

Dann V. Angeloff, a director of the Company, is the general partner of a limited partnership formed in June of 1973 that owns a self-storage facility that is managed by us. We recorded management fees with respect to this facility amounting to $68,000, $45,000, and $41,000 for the years ended December 31, 2006, 2005, and 2004, respectively.

PSB manages certain of the commercial facilities that we own pursuant to management agreements for a management fee equal to 5% of revenues. We paid a total of $625,000, $579,000, and $562,000 for the years ended December 31, 2006, 2005 and 2004, respectively, in management fees with respect to PSB's property management services. At December 31, 2006, we have recorded amounts owed to PSB of $871,000 ($551,000 at December 31, 2005), for management fees and certain other operating expenses related to the managed facilities, paid by PSB on our behalf. These amounts are the result of a time lag between PSB paying such expenditures and being reimbursed by us.

We manage our wholly-owned self-storage facilities as well as the facilities owned by the Consolidated Entities and affiliated entities that are not consolidated on a joint basis, in order to take advantage of scale and other efficiencies. As a result, significant components of self-storage operating costs, such as payroll costs, advertising and promotion, data processing, and insurance expenses are shared and allocated among the various entities using methodologies meant to fairly allocate such costs based upon the related activities. The amount of such expenses allocated to Unconsolidated Entities was approximately $2.3 million, $4.1 million, and $4.2 million for the years ended December 31, 2006, 2005, and 2004, respectively.

Pursuant to a cost-sharing and administrative services agreement, PSB reimburses us for certain administrative services that we provide to them. PSB's share of these costs totaled approximately $320,000 for the year ended December 31, 2006 and $340,000 for each of the years ended December 31, 2005 and 2004, respectively.

Stor-RE, a consolidated entity, and third party insurance carriers provided PS Canada, the Company, PSB, and other affiliates of the Company with liability and casualty insurance coverage until March 31, 2004. PS Canada owns a 2.2% interest and PSB owns a 4.0% interest in Stor-RE. PS Canada and PSB obtained their own liability and casualty insurance covering occurrences after April 1, 2004. For occurrences before April 1, 2004, STOR-Re continues to provide liability and casualty insurance coverage consistent with the relevant agreements.

14. Stock-based Compensation

Description of Stock-Based Incentive Plan

We have a 1990 Stock Option Plan (the "1990 Plan"), which provides for the grant of non-qualified stock options. We have a 1994 Stock Option Plan (the "1994 Plan"), a 1996 Stock Option and Incentive Plan (the "1996 Plan"), a 2000 Non-Executive/Non-Director Stock Option and Incentive Plan (the "2000 Plan"), a 2001 Non-Executive/Non-Director Stock Option and Incentive Plan (the "2001 Non-Executive Plan") and a 2001 Stock Option and Incentive Plan (the "2001 Plan"), each of which provides for the grant of non-qualified options and incentive stock options. (The 1990 Plan, the 1994 Plan, the 1996 Plan and the 2000 Plan are collectively referred to as the "PSI Plans"). Under the PSI Plans, the Company has granted non-qualified options to certain directors, officers and key employees to purchase shares of the Company's common stock at a price equal to the fair market value of the common stock at the date of grant. Generally, options under the PSI Plans vest over a three-year period from the date of grant at the rate of one-third per year (options granted after, December 31, 2002 vest generally over a five-year period) and expire (i) under the 1990 Plan, five years after the date they became exercisable and (ii) under the 1994 Plan, the 1996 Plan and the 2000 Plan, ten years after the date of grant. The 1996 Plan, the 2000 Plan, the 2001 Non-Executive Plan and the 2001 Plan also provide for the grant of restricted stock (see below) to officers, key employees and service providers on terms determined by an authorized committee of the Board of Directors. A total of approximately 2,331,371 and 3,012,671 securities were available for grant at December 31, 2006 and 2005, respectively.

Stock Options

Information with respect to stock options during 2006, 2005 and 2004 is as follows:.

PUBLIC STORAGE, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2006

	2006		2005		2004	
	Number of Options	Weighted Average Price per Share	Number of Options	Weighted Average Price per Share	Number of Options	Weighted Average Price per Share
Options outstanding January 1	1,423,146	$41.46	1,441,901	$35.07	3,088,618	$27.14
Granted (a)	2,208,328	49.67	288,000	62.56	353,500	51.46
Exercised (b) (c)	(2,026,540)	41.99	(249,520)	30.10	(1,957,907)	25.51
Cancelled	(2,000)	52.98	(57,235)	36.84	(42,310)	32.75
Options outstanding December 31 (d) (e)	1,602,934	$52.08	1,423,146	$41.46	1,441,901	$35.08
Price range of options outstanding at December 31: (e)	$22.94 to $96.61		$18.00 to $69.87		$14.88 to $39.23	
Options exercisable at December 31 (f):	856,993	$38.96	780,350	$31.38	651,013	$27.13

(a) On August 22, 2006, in connection with our merger with Shurgard, we converted each outstanding Shurgard stock option into 0.82 options exercisable for shares of the Company's Common Stock. This conversion resulted in the issuance of 1,912,828 stock options.

(b) The aggregate intrinsic value of shares exercised during each year, representing the differential between the market price and the exercise price on the respective dates of exercise, amounted to approximately $10,791,000, $7,508,000, and $45,673,000 for the years ended December 31, 2006, 2005, and 2004, respectively.

(c) As of December 31, 2006, 1,814,467 of the 1,912,828 stock options issued in the exchange in connection with our merger with Shurgard were exercised.

(d) The options outstanding at December 31, 2006, have remaining average contractual lives of 7.2 years, and an aggregate intrinsic value, based upon the December 31, 2006 closing price of our common stock, of approximately $72,800,000.

(e) Approximately 263,205, 372,570 and 472,788 options have exercise prices less than $30 at December 31, 2006, 2005, and 2004, respectively. Approximately 894,000, 624,000 and 336,000 options have exercise prices greater than $45 at December 31, 2006, 2005 and 2004, respectively.

(f) The aggregate intrinsic value of exercisable options at December 31, 2006, based upon the closing price of our common stock at December 31, 2006, amounted to approximately $50,200,000. Options exercisable at December 31, 2006 have a weighted average remaining contractual life of approximately 7 years.

We recognize compensation expense for stock option awards based upon their fair value on the date of grant amortized over the applicable vesting period (the "Fair Value Method"), less an allowance for estimated future forfeited awards with respect to stock options granted after January 1, 2002. The fair value of the stock options is determined utilizing the Black-Scholes option pricing model. The Black-Scholes option pricing model utilizes several assumptions, including the estimated life of the stock options, the average risk-free rate, the expected dividend yield, and expected volatility. We establish these assumptions based generally upon historical trends.

We do not recognize compensation expense for stock option awards prior to January 1, 2002, instead, we disclose the amount of stock option expense that would have been recognized in each year with respect to these options had we utilized the Fair Value Method with respect to these awards, in the table below. Because stock-based awards had a vesting period of three years, our accounting method with respect to these pre-2002 awards has no effect after December 31, 2004.

Outstanding stock options are included on a one-for-one basis in our diluted weighted average shares, less a reduction for the treasury stock method applied to a) the average cumulative measured but unrecognized compensation expense during the period and b) the strike price proceeds expected from the employee upon exercise.

The following table sets forth financial disclosures with respect to the accounting for stock options:

	For the years ended December 31,		
Selected information with respect to employee stock options:	2006	2005	20046
	(Dollar amounts in thousands, except per-share amounts)		
Average estimated value per option granted, utilizing the Black-Scholes method...	$9.72	$6.77	$4.40
Assumptions used in valuing options with the Black-Scholes method:			
Expected life of options in years (a)	5	5	5
Risk-free interest rate	4.6%	4.0%	3.5%
Expected volatility (b)	0.227	0.234	0.210
Expected dividend yield	7.0%	7.0%	7.0%
Net income information with respect to each year:			
Net income, as reported	$314,026	$456,393	$366,213
Add back: stock-based employee compensation expense included in net income (c)	1,173	1,010	709
Less: stock-based employee compensation cost that would have been included if the fair value method were applied for all awards	(1,173)	(1,010)	(874)
Net income, assuming consistent application of the fair value method..	$314,026	$456,393	$366,048
Earnings per share, as reported:			
Basic	$0.33	$1.98	$1.39
Diluted	$0.33	$1.97	$1.38
Earnings per share, assuming consistent application of the fair value method			
Basic	$0.33	$1.98	$1.39
Diluted	$0.33	$1.97	$1.38

(a) Expected life is based upon our expectations of stock option recipients' expected exercise and termination patterns.

(b) Expected volatility is based upon the level of volatility historically experienced.

(c) At December 31, 2006, the total compensation cost related to nonvested stock option awards amounts to approximately $6,161,000, which will be recognized over the remaining vesting period.

Restricted Stock Units

Outstanding restricted stock units vest over a five or eight-year period from the date of grant at the rate of one-fifth or one-eighth per year, respectively. The employee receives additional compensation equal to the per-share dividends received by common shareholders with respect to restricted stock units outstanding. Such compensation is accounted for as dividends paid. Any dividends paid on units which are subsequently forfeited are expensed. Upon vesting, the employee receives common shares equal to the number of vested restricted stock units in exchange for the units.

The total value of each restricted stock unit grant, based upon the market price of our common stock at the date of grant, is amortized over the vesting period as compensation expense. The related employer portion of payroll taxes is expensed as incurred. Until December 31, 2005 (see below), forfeitures were recognized as experienced, reducing compensation expense.

Effective January 1, 2006, in accordance with Statement of Financial Accounting Standards No. 123 – revised ("SFAS 123R"), we began recording compensation expense net of estimates for future forfeitures (the "Estimated Forfeiture Method"). In addition, we estimated the cumulative compensation expense that would have been recorded through December 31, 2005, had we used the Estimated Forfeiture Method, would have been $578,000 ($0.01 per diluted common share) lower. Accordingly, as prescribed by SFAS 123R, we recorded this adjustment as a cumulative effect of change in accounting principal on our accompanying consolidated statement of income for the year December 31, 2006.

During the year ended December 31, 2006, 419,170 restricted stock units were granted with an aggregate fair value on the date of grant of approximately $33,861,000, 31,370 restricted stock units were forfeited (aggregate grant-date fair value of $1,924,000), and 71,160 restricted stock units vested (aggregate grant-date fair value of $3,438,000) with an aggregate fair value on the date of vesting of $5,918,000. This vesting resulted in the issuance of 47,159 shares of common stock. In addition, cash compensation was paid to employees in lieu of 24,001 shares of common stock based upon the market value of the stock at the date of vesting, and used to settle the employees' tax liability generated by the vesting.

During the year ended December 31, 2005, 169,750 restricted stock units were granted with an aggregate fair value on the date of grant of approximately $9,633,000, 74,200 restricted stock units were forfeited (aggregate grant-date fair value of $3,388,000), and 47,760 restricted stock units vested (aggregate grant-date fair value of $2,053,000) with an aggregate fair value on the date of vesting of $3,156,000. This vesting resulted in the issuance of 33,478 shares of common stock. In addition, cash compensation was paid to employees in lieu of 14,282 shares of common stock based upon the market value of the stock at the date of vesting, and used to settle the employees' tax liability generated by the vesting.

During the year ended December 31, 2004, 94,500 restricted stock units were granted with an aggregate fair value on the date of grant of $4,649,000, 48,650 restricted stock units were forfeited, and 42,810 restricted stock units vested with an aggregate fair value on the date of vesting of approximately $2,419,000. This vesting resulted in the issuance of 27,509 shares of common stock. In addition, cash compensation was paid to employees in lieu of 15,301 shares of common stock based upon the market value of the stock at the date of vesting, and used to settle the employees' tax liability generated by the vesting. During the year ended December 31, 2003, we granted 249,000 restricted stock units to employees of the Company with an aggregate fair value on the date of grant of approximately $10,180,000.

At December 31, 2006, approximately 616,470 restricted stock units were outstanding (299,830 and 252,040 at December 31, 2005 and 2004, respectively) with an aggregate fair value at December 31, 2006, based upon the closing price of our common stock, of approximately $60,106,000. The aggregate grant-date fair value of the 616,470 restricted stock units outstanding at December 31, 2006 was approximately $43,421,000 ($14,922,000 for the 299,830 restricted stock units at December 31, 2005), which will be recognized over the remaining vesting period of approximately 4 years. A total of $5,136,000, $3,748,000, and $2,254,000 in restricted stock expense was recorded for the years ended December 31, 2006, 2005 and 2004, respectively, which includes amortization of the fair value of the grant reflected as an increase to paid-in capital, as well as payroll taxes we incurred upon each respective vesting.

Outstanding restricted stock units are included on a one-for-one basis in our diluted weighted average shares, less a reduction for the treasury stock method applied to the average cumulative measured but unrecognized compensation expense during the period.

15. Disclosures Regarding Segment Reporting

Description of Each Reportable Segment

Our reportable segments reflect significant operating activities that are evaluated separately by management, comprised of the following segments which are organized based upon their operating characteristics.

Our domestic self-storage segment comprises the direct ownership, development, and operation of traditional storage facilities in the U.S., and the ownership of equity interests in entities that own storage properties in the U.S. Our European self-storage segment comprises our self-storage and associated activities owned by affiliated entities based in Europe.

Our domestic ancillary operating segment represents all of our other segments, which are reported as a group, including (i) containerized storage, (ii) commercial property operations, which reflects our interest in the ownership, operation, and management of commercial properties both directly and through our interest in PSB (iii) the reinsurance of policies against losses to goods stored by tenants in our self-storage facilities, (ii) sale of merchandise at our self-storage facilities, (iv) truck rentals at our self-storage facilities and (v) management of facilities owned by third-party owners and facilities owned by the Unconsolidated Entities.

Measurement of Segment Income (Loss) and Segment Assets – Domestic Self-Storage and Domestic Ancillary

The domestic self-storage and domestic ancillary segments are evaluated by management based upon the net segment income of each segment. Net segment income represents net income in conformity with GAAP and our significant accounting policies as denoted in Note 2, before interest and other income, interest expense, and corporate general and administrative expense. Interest and other income, interest expense, corporate general and administrative expense, minority interest in income and gains and losses on sales of real estate assets are not allocated to these segments because management does not utilize them to evaluate the results of operations of each segment. In addition, there is no presentation of segment assets for these other segments because total assets are not considered in the evaluation of these segments.

Measurement of Segment Income (Loss) and Segment Assets – European Operations

The European segment operations are primarily independent of the other segments, with separate management, debt, financing activities, and capital allocation decisions. Accordingly, this segment is evaluated by management as a stand-alone business unit and the European segment presentation includes all of the revenues, expenses, and operations of this business unit, including interest expense and general and administrative expense. Assets of our European operations at December 31, 2006 include approximately $480 million in cash (of which approximately $429 million was utilized on January 2, 2007 to prepay the €325M collateralized notes), real estate with a book value of approximately $1.4 billion, intangibles with a book value of approximately $161 million, and other assets with a book value of approximately $65 million.

Presentation of Segment Information

The following table reconciles the performance of each segment, in terms of segment income, to our consolidated net income (amounts in thousands):

PUBLIC STORAGE, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2006

For the year ended December 31, 2006

	Domestic Self-Storage	European Operations	Domestic Ancillary Operations	Other Items Not Allocated to Segments	Total Consolidated
	(Amounts in thousands)				
Revenues:					
Self-storage rental income	$ 1,180,234	$ 59,715	$ -	$ -	$ 1,239,949
Ancillary operating revenue	-	5,121	104,786	-	109,907
Interest and other income	-	-	-	31,799	31,799
	1,180,234	64,836	104,786	31,799	1,381,655
Expenses:					
Cost of operations (excluding depreciation and amortization below):					
Self-storage facilities	398,760	30,436	-	-	429,196
Ancillary operations	-	2,210	69,154	-	71,364
Depreciation and amortization	374,843	59,803	3,338	-	437,984
General and administrative	-	10,245	-	74,416	84,661
Interest expense	-	13,109	-	19,953	33,062
	773,603	115,803	72,492	94,369	1,056,267
Income (loss) from continuing operations before equity in earnings of real estate entities, gain on disposition of real estate and real estate investments, foreign currency exchange gain, income from derivatives and minority interest in income	406,631	(50,967)	32,294	(62,570)	325,388
Equity in earnings of real estate entities	2,131	-	9,764	-	11,895
Gain on disposition of real estate and real estate investments	-	-	-	2,177	2,177
Foreign currency exchange gain	-	336	-	-	336
Income from derivatives, net	-	3,926	-	-	3,926
Minority interest in income	(16,459)	3,631	-	(19,055)	(31,883)
Income (loss) from continuing operations	392,303	(43,074)	42,058	(79,448)	311,839
Cumulative effect of a change in accounting principle	-	-	-	578	578
Discontinued operations	-	-	-	1,609	1,609
Net income (loss)	$ 392,303	$ (43,074)	$ 42,058	$ (77,261)	$ 314,026

PUBLIC STORAGE, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2006

For the year ended December 31, 2005

	Domestic Self-Storage	European Operations	Domestic Ancillary Operations	Other Items Not Allocated to Segments	Total Consolidated
			(Amounts in thousands)		
Revenues:					
Self-storage rental income	$ 951,370	$ -	$ -	$ -	$ 951,370
Ancillary operating revenue	-	-	92,230	-	92,230
Interest and other income	-	-	-	16,447	16,447
	951,370	-	92,230	16,447	1,060,047
Expenses:					
Cost of operations (excluding depreciation and amortization below):					
Self-storage facilities	320,589	-	-	-	320,589
Ancillary operations	-	-	57,712	-	57,712
Depreciation and amortization	191,102	-	5,130	-	196,232
General and administrative	-	-	-	21,115	21,115
Interest expense	-	-	-	8,216	8,216
	511,691	-	62,842	29,331	603,864
Income (loss) from continuing operations before equity in earnings of real estate entities, casualty loss, gain on disposition of real estate and real estate investments and minority interest in income	439,679	-	29,388	(12,884)	456,183
Equity in earnings of real estate entities	6,126	-	18,757	-	24,883
Casualty loss	-	-	-	(1,917)	(1,917)
Gain on disposition of real estate and real estate investments	-	-	-	3,099	3,099
Minority interest in income	(15,630)	-	-	(17,021)	(32,651)
Income from continuing operations	430,175	-	48,145	(28,723)	449,597
Discontinued operations	-	-	-	6,796	6,796
Net income (loss)	$ 430,175	$ -	$ 48,145	$ (21,927)	$ 456,393

PUBLIC STORAGE, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2006

For the year ended December 31, 2004

	Domestic Self-Storage	European Operations	Domestic Ancillary Operations	Other Items Not Allocated to Segments	Total Consolidated
	(Amounts in thousands)				
Revenues:					
Self-storage rental income	$ 861,665	$ -	$ -	$ -	$ 861,665
Ancillary operating revenue	-	-	91,101	-	91,101
Interest and other income	-	-	-	5,391	5,391
	861,665	-	91,101	5,391	958,157
Expenses:					
Cost of operations (excluding depreciation and amortization below):					
Self-storage facilities	300,355	-	-	-	300,355
Ancillary operations	-	-	61,589	-	61,589
Depreciation and amortization	176,230	-	6,660	-	182,890
General and administrative	-	-	-	18,813	18,813
Interest expense	-	-	-	760	760
	476,585	-	68,249	19,573	564,407
Income (loss) from continuing operations before equity in earnings of real estate entities, casualty loss, gain on disposition of real estate and real estate investments and minority interest in income	385,080	-	22,852	(14,182)	393,750
Equity in earnings of real estate entities	5,669	-	16,895	-	22,564
Casualty loss	-	-	-	(1,250)	(1,250)
Gain on disposition of real estate and real estate investments	-	-	-	1,317	1,317
Minority interest in income	(17,427)	-	-	(32,486)	(49,913)
Income (loss) from continuing operations	373,322	-	39,747	(46,601)	366,468
Discontinued operations	-	-	-	(255)	(255)
Net income (loss)	$ 373,322	$ -	$ 39,747	$ (46,856)	$ 366,213

16. Recent Accounting Pronouncements and Guidance

Accounting for Uncertainty in Income Taxes

In July 2006, the Financial Accounting Standards Board (the "FASB") issued Interpretation No. 48, "Accounting for Uncertainty in Income Taxes" ("FIN 48"). This interpretation, among other things, creates a two-step approach for evaluating uncertain tax positions. Recognition (step one) occurs when an enterprise concludes that a tax position, based solely on its technical merits, is more-likely-than-not to be sustained upon examination. Measurement (step two) determines the amount of benefit that more-likely-than-not will be realized upon settlement. Derecognition of a tax position that was previously recognized would occur when a company subsequently determines that a tax position no longer meets the more-likely-than-not threshold of being sustained. FIN 48 specifically prohibits the use of a valuation allowance as a substitute for derecognition of tax positions, and it has expanded disclosure requirements. FIN 48 is effective for fiscal years beginning after December 15, 2006, in which the impact of adoption should be accounted for as a cumulative-effect adjustment to the beginning balance of retained earnings. The Company is evaluating FIN 48 and has not yet determined the impact the adoption will have on the consolidated financial statements.

Fair Value Measurement

In 2006, the FASB issued SFAS No. 157, "Fair Value Measurement" (SFAS No. 157). SFAS No. 157 provides guidance for using fair value to measure assets and liabilities. The standard expands required disclosures about the extent to which companies measure assets and liabilities at fair value, the information used to measure fair value, and the effect of fair value measurements on earnings. SFAS No. 157 applies whenever other standards require (or permit) assets or liabilities to be measured at fair value. SFAS No. 157 does not expand the use of fair value in any new circumstances. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. We do not expect the impact to be material to our financial condition or results of operations.

Effects of Prior Year Misstatements

In 2006, the SEC issued Staff Accounting Bulletin No. 108 (SAB No. 108) which addresses quantifying the financial statement effects of misstatements, specifically, how the effects of prior year uncorrected errors must be considered in quantifying misstatements in the current year financial statements. SAB No. 108 is effective for fiscal years ending after November 15, 2006. We adopted the provisions of SAB No. 108 as of December 31, 2006. The adoption of SAB No. 108 had no material impact on our financial position, operating results or cash flows.

Accounting Changes and Error Corrections

In May 2005, the FASB issued SFAS No. 154, "Accounting Changes and Errors Corrections - a replacement of APB Opinion No. 20 and FASB Statement No. 3." This statement replaces APB Opinion No. 20, "Accounting Changes," and SFAS No. 3, "Reporting Accounting Changes in Interim Financial Statements," and changes the requirements for the accounting for and reporting of a voluntary change in accounting principle. It also applies to changes required by an accounting pronouncement in the instance that the pronouncement does not include specific transition provisions. APB Opinion No. 20 previously required that most voluntary changes in accounting principle be recognized by including in net income of the period the cumulative effect of changing to the new accounting principle. SFAS No. 154 requires retrospective application of changes in accounting principle to prior periods' financial statements, unless it is impracticable to determine either the period-specific effects or the cumulative effect of the change. We adopted the provisions of SFAS No. 154 as of January 1, 2006. The adoption of SAB No. 154 had no material impact on our financial position, operating results or cash flows.

17. Commitments and Contingencies

Serrao v. Public Storage, Inc. (filed April 2003) (Superior Court of California – Orange County)

The plaintiff in this case filed a suit against the Company on behalf of a putative class of renters who rented self-storage units from the Company. Plaintiff alleges that the Company misrepresented the size of its storage units, has brought claims under California statutory and common law relating to consumer protection, fraud, unfair competition, and negligent misrepresentation, and is seeking monetary damages, restitution, and declaratory and injunctive relief.

The claim in this case is substantially similar to those in Henriquez v. Public Storage, Inc., which was disclosed in prior reports. In January 2003, the plaintiff caused the Henriquez action to be dismissed.

Based upon the uncertainty inherent in any putative class action, we cannot presently determine the potential damages, if any, or the ultimate outcome of this litigation. On November 3, 2003, the court granted our motion to strike the plaintiff's nationwide class allegations and to limit any putative class to California residents only. In August 2005, we filed a motion to remove the case to federal court, but the case has been remanded to the Superior Court. We are vigorously contesting the claims upon which this lawsuit is based, including class certification efforts.

Drake v. Shurgard Storage Centers, Inc. (filed September 2002) (Superior Court of California – Orange County)

This is a companion case to the Serrao matter discussed above. The plaintiff alleges the same set of operative facts and seeks the same relief as in Serrao against Shurgard Storage Centers, Inc. ("Shurgard"), whose liability Public Storage assumed following the merger of Public Storage and Shurgard on August 22, 2006. There is currently pending a motion for class certification, which has yet to be ruled on. We cannot presently determine the potential total damages, if any, or the ultimate outcome of the litigation. We vigorously contested the motion for class certification and will vigorously defend this action.

Potter, et al v. Hughes, et al (filed December 2004) (United States District Court – Central District of California)

In November 2002, a shareholder of the Company made a demand on the Board of Directors challenging the fairness of the Company's acquisition of PS Insurance Company, Ltd. ("PSIC") and related matters. PSIC was previously owned by the Hughes Family. In June 2003, following the filing by the Hughes Family of a complaint for declaratory relief asking the court to find that the acquisition of PSIC and related matters were fair to the Company, it was ruled that the PSIC transaction was just and reasonable as to the Company and holding that the Hughes Family was not required to make any payment to the Company.

At the end of December 2004, the same shareholder referred to above and a second shareholder filed this shareholder's derivative complaint naming as defendants the Company's directors (and two former directors) and certain officers of the Company. The matters alleged in this complaint relate to PSIC, the Hughes Family's Canadian self-storage operations and the Company's 1995 reorganization. In July 2006, the Court granted the defendants' motion to dismiss the amended Complaint without leave to amend. In August 2006, Plaintiffs filed a notice of appeal of the Court's decision. The appeal is currently pending. We believe the litigation will not have any financially adverse effect on the Company (other than the costs and other expenses relating to the lawsuit).

Brinkley v. Public Storage, Inc. (filed April 2005) (Superior Court of California – Los Angeles County)

The plaintiff sued the Company on behalf of a purported class of California non-exempt employees based on various California wage and hour laws and seeking monetary damages and injunctive relief. In May 2006, a motion for class certification was filed seeking to certify five subclasses. Plaintiff sought certification for alleged meal period violations, rest period violations, failure to pay for travel time, failure to pay for mileage reimbursement, and for wage statement violations. In October 2006, the Court declined to certify three out of the five subclasses. The Court did, however, certify subclasses based on alleged meal period and wage statement violations. The maximum potential liability cannot presently be estimated. We intend to vigorously contest the substantive merits of the two remaining subclasses that were certified.

Simas v. Public Storage, Inc. (filed January 2006) (Superior Court of California – Orange County)

The plaintiff brings this action against the Company on behalf of a purported class who bought insurance coverage at Company's facilities alleging that the Company does not have a license to offer, sell and/or transact storage insurance. The action was originally brought under California Business and Professions Code Section 17200 and seeks retention, monetary damages and injunctive relief. The Company filed a demurrer to the complaint. While the demurrer was pending, Plaintiff amended the complaint to allege a national class and claims for unfair business practices, unjust enrichment, money had and received, and negligent and intentional misrepresentation. Ultimately all claims, except for unjust enrichment were dismissed. There is currently a demurrer pending on Plaintiff's amended allegations as to unjust enrichment. We are vigorously contesting the claims upon which this lawsuit is based, including any efforts for class certification.

Other Items

We are a party to various claims, complaints, and other legal actions that have arisen in the normal course of business from time to time that are not described above. We believe that it is unlikely that the outcome of these other pending legal proceedings including employment and tenant claims, in the aggregate, will have a material adverse impact upon our operations or financial position.

Insurance and Loss Exposure

We have historically carried comprehensive insurance, including property, earthquake, general liability and workers compensation, through nationally recognized insurance carriers and through our captive insurance programs. Our insurance programs also insure affiliates of the Company. Our maximum aggregate annual exposure for losses that are below the deductibles set forth in the third-party insurance contracts, assuming multiple significant events occur, is approximately $35 million. In addition, if losses exhaust the third-party insurers' limit of coverage of $125 million for property coverage (a maximum of $80,000,000 with respect to earthquake coverage) and $102 million for general liability, our exposure could be greater. These limits are higher than estimates of maximum probable losses that could occur from individual catastrophic events (i.e. earthquake and wind damage) determined in recent engineering and actuarial studies.

Our tenant insurance program reinsures policies against claims for losses to goods stored by tenants at our self-storage facilities. We have third-party insurance coverage for claims paid exceeding $1,500,000 resulting from any individual event, to a limit of $9,000,000. At December 31, 2006, we had approximately 403,000 reinsured policies outstanding representing aggregate coverage of approximately $1 billion.

Development and Acquisition of Real Estate Facilities

We currently have 56 projects in our development pipeline, including expansions and enhancements to existing self-storage facilities. The total estimated cost of these facilities (unaudited) is approximately $266,081,000 of which $81,418,000 has been spent at December 31, 2006. These projects are subject to contingencies. We expect to incur these expenditures over the next 12 – 24 months. As of February 28, 2007, we are under contract to purchase one self-storage facility in Hawaii (total approximate net rental square feet of 79,000) at an aggregate cost of $22,500,000. We anticipate that this acquisition will be funded entirely by us. This contract is subject to significant contingencies, and there is no assurance that this facility will be acquired.

Operating Lease Obligations

We lease trucks, land, equipment and office space. As a result of the merger with Shurgard, we obtained additional operating leases for land, buildings and equipment. At December 31, 2006, the future minimum rental payments required under our operating leases for the years ending December 31 are as follows (amounts in thousands):

2007	$21,747
2008	18,980
2009	15,143
2010	11,450
2011	10,458
Thereafter	200,097
	$277,875

We lease trucks, land, equipment and office space under various operating leases. Certain leases are cancelable with substantial penalties. Amounts include leases for land, equipment and office space under various operating leases that we assumed in the merger with Shurgard. Certain leases are cancelable with substantial penalties. Certain of our European land operating leases have indefinite terms or extension options exercisable at the discretion of the lessee. For such land leases we have disclosed operating lease obligations over the estimated useful life of the related property.

Expenses under operating leases were approximately $9.8 million, $6.3 million and $6.0 million for the years ended December 31, 2006, 2005 and 2004, respectively. Certain of our land leases include escalation clauses, and we recognize related lease expenses on a straight-line basis.

18. Income Taxes

For all taxable years subsequent to 1980, the Company qualified and we intend to continue to qualify the Company as a REIT, as defined in Section 856 of the Internal Revenue Code. As a REIT, the Company is generally not taxed on the portion of its REIT taxable income that is distributed to its shareholders, provided that it meets certain organizational and operational requirements. We believe that the Company has met these REIT requirements during 2006.

Domestic operations other than rental real estate are primarily conducted through taxable REIT subsidiaries. Income of our taxable REIT subsidiaries is subject to federal, state and local income taxes.

As of August 22, 2006, the date of the Shurgard merger, the Company started to consolidate the income tax provision of the former Shurgard domestic and European activities, the latter of which are subject to income taxes in the jurisdictions of the countries where they operate.

The provision for income tax for the years ended December 31 is as follows:

	2006	2005
	(Amounts in thousands)	
Current:		
Federal	$ 5,100	$ -
State	-	-
Foreign	-	-
Total Current	$ 5,100	$ -
Deferred		
Federal	$ -	$ -
State	-	-
Foreign	-	-
Total Deferred	$ -	$ -
	$ 5,100	$ -

Under SFAS No. 109, *"Accounting for Income Taxes"*, deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities, and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. SFAS No. 109 provides for the recognition of deferred tax assets if realization of such assets is more likely than not. Based on the weight of available evidence, a valuation allowance may be provided against certain deferred tax assets.

The foreign and domestic components of the Company's net deferred tax asset are as follows:

	December 31, 2006	December 31, 2005
	(Amounts in thousands)	
Federal	$ 9,953	$ 4,342
State	3,611	2,298
Foreign	104,369	-
Net deferred tax asset before valuation allowance	117,933	6,640
Valuation Allowance	(117,933)	(6,640)
Net deferred tax asset	$ -	$ -

Significant components of our deferred tax assets and liabilities were as follows:

	December 31, 2006	December 31, 2005
Deferred Tax Assets:	(Amounts in thousands)	
Current:		
UNICAP	$ 66	$ 126
Discounted Unearned Premium Reserves	210	180
Discounted Unpaid Losses	928	603
Other Current Deferred Assets	1,094	368
Noncurrent:		
Partnership and Other Investments	2,610	2,337
Asset Impairment	730	-
Accrued Closing Costs	161	-
Net Operating Loss Carryforward	133,944	3,935
Total Deferred Tax Assets	139,743	7,549
Deferred Tax Liabilities:		
Current:		
Deferred Revenue	350	353
State Deferred Taxes	211	134
Exchange Losses	6,419	-
Noncurrent:		
Depreciation & Amortization	14,830	422
Total Deferred Tax Liabilities	21,810	909
Net Deferred Tax Asset Before Valuation Allowance	117,933	6,640
Valuation Allowance	(117,933)	(6,640)
Net Deferred Tax Asset	$ -	$ -

At December 31, 2006, the Company had net operating loss carryforwards of $456.7 million related to U.S. federal, state and foreign jurisdictions. Of this total, $423.0 million originated from the merger with Shurgard on August 22, 2006 ($14.4 million of U.S. federal, $11.1 million of state and $397.5 million of foreign loss carryforwards). Utilization of net operating losses to offset future taxable income may be subject to certain limitations under Sections 382 and 1502 of the Internal Revenue Code, and other limitations under state and foreign tax laws. If these net operating losses are

PUBLIC STORAGE, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2006

not utilized, they expire at various times beginning in 2007. As of December 31, 2006 and 2005, we had provided a full valuation allowance against the value of the net deferred tax asset, because sufficient uncertainty exists at this time regarding the future realization of these tax benefits within individual tax jurisdictions. The net increase in the valuation allowance for 2006 was $111.0 million.

19. Supplementary quarterly financial data (unaudited)

	Three Months Ended			
	March 31, 2006	June 30, 2006	September 30, 2006	December 31, 2006
	(Amounts in thousands, except per share data)			
Revenues (a)	$ 278,518	$ 297,861	$ 371,359	$ 433,917
Cost of operations (a)	$ 102,978	$ 106,544	$ 128,038	$ 163,000
Income (loss) from continuing operations	$ 113,482	$ 128,752	$ 78,926	$ (9,321)
Net income (loss)	$ 114,216	$ 128,862	$ 81,181	$ (10,233)
Per Common Share (Note 2):				
Net income (loss) - Basic	$ 0.48	$ 0.55	$ (0.04)	$ (0.48)
Net income (loss) - Diluted	$ 0.49	$ 0.55	$ (0.04)	$ (0.48)

	Three Months Ended			
	March 31, 2005	June 30, 2005	September 30, 2005	December 31, 2005
	(Amounts in thousands, except per share data)			
Revenues (a)	$ 250,779	$ 262,609	$ 273,246	$ 273,413
Cost of operations (a)	$ 95,899	$ 94,835	$ 96,592	$ 90,975
Income from continuing operations	$ 95,189	$ 108,071	$ 122,960	$ 123,377
Net income	$ 96,411	$ 108,266	$ 128,344	$ 123,372
Per Common Share (Note 2):				
Net income – Basic	$ 0.38	$ 0.47	$ 0.62	$ 0.51
Net income – Diluted	$ 0.38	$ 0.47	$ 0.62	$ 0.51

(a) Revenues and cost of operations as presented in this table differ from the revenue and cost of operations as presented in our quarterly reports due primarily to reclassification of our truck rental, merchandise sales, and property management operations which are now included, along with our tenant reinsurance operations, under "Ancillary Operations" on our income statement. In previous presentations, the net income from our truck rental, merchandise sales, and property management operations were reflected as a component of "interest and other income." This reclassification increased revenues and cost of operations a total of $7,416,000, $8,597,000, and $8,557,000 in each of the first three quarters of 2005, respectively. Revenues and cost of operations also differ due to the impact of discontinued operations accounting as described in Note 4.

20. Subsequent Events

As noted above, in December 2006, we called for redemption all of the outstanding shares of our (i) 7.625% Cumulative Preferred Stock, Series T (total liquidation value of $152,150,000), at $25 per share, plus accrued dividends and (ii) 7.625% Cumulative Preferred Stock, Series U (total liquidation value of $150,000,000), at $25 per share, plus accrued dividends. The Series T shares were subsequently redeemed on January 18, 2007 and the Series U shares were subsequently redeemed on February 20, 2007.

On January 9, 2007, we issued 20,000,000 depositary shares, with each depositary share representing 1/1,000 of a share of our 6.625% Cumulative Preferred Stock, Series M (carrying amount totaling $500,000,000).

PUBLIC STORAGE, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2006

On January 2, 2007, we repaid the €325 million collateralized notes ($429 million at December 31, 2006) at our European operations that were otherwise payable in 2011. We also terminated the related European currency and interest rate hedges.

On January 9, 2007, we repaid the remaining amounts outstanding under our bank credit facilities. Subsequently, concurrent with our redemption of our Series U shares noted above, we borrowed approximately $80,000,000 on our bank credit facilities.

PUBLIC STORAGE, INC.
EXHIBIT 11 - EARNINGS PER SHARE

	For the Year Ended December 31,		
	2006	2005	2004
	(Amounts in thousands, except per share data)		
Earnings Per Share:			
Net income	$ 314,026	$ 456,393	$ 366,213
Less: Cumulative Preferred Stock Dividends:			
9.50% Cumulative Preferred Stock, Series D	-	-	(2,131)
10.00% Cumulative Preferred Stock, Series E	-	(457)	(5,488)
9.75% Cumulative Preferred Stock, Series F	-	(1,884)	(5,606)
8.25% Cumulative Preferred Stock, Series K	-	-	(501)
8.25% Cumulative Preferred Stock, Series L	-	-	(1,818)
8.75% Cumulative Preferred Stock, Series M	-	-	(3,089)
8.60% Cumulative Preferred Stock, Series Q	(742)	(14,835)	(14,835)
8.00% Cumulative Preferred Stock, Series R	(30,255)	(40,800)	(40,800)
7.875% Cumulative Preferred Stock, Series S	(9,437)	(11,320)	(11,320)
7.625% Cumulative Preferred Stock, Series T	(11,601)	(11,601)	(11,601)
7.625% Cumulative Preferred Stock, Series U	(11,438)	(11,438)	(11,438)
7.50% Cumulative Preferred Stock, Series V	(12,938)	(12,938)	(12,938)
6.50% Cumulative Preferred Stock, Series W	(8,612)	(8,612)	(8,612)
6.45% Cumulative Preferred Stock, Series X	(7,740)	(7,740)	(7,740)
6.850% Cumulative Preferred Stock, Series Y	(2,740)	(2,740)	(2,732)
6.250% Cumulative Preferred Stock, Series Z	(7,031)	(7,031)	(5,801)
6.125% Cumulative Preferred Stock, Series A	(7,044)	(7,044)	(5,302)
7.125% Cumulative Preferred Stock, Series B	(7,748)	(7,748)	(3,896)
6.600% Cumulative Preferred Stock, Series C	(7,590)	(7,590)	(2,277)
6.180% Cumulative Preferred Stock, Series D	(8,344)	(6,976)	-
6.750% Cumulative Preferred Stock, Series E	(9,536)	(6,463)	-
6.450% Cumulative Preferred Stock, Series F	(16,124)	(5,430)	-
7.000% Cumulative Preferred Stock, Series G	(7,000)	(370)	-
6.950% Cumulative Preferred Stock, Series H	(6,945)	-	-
7.250% Cumulative Preferred Stock, Series I	(24,908)	-	-
7.250% Cumulative Preferred Stock, Series K	(13,340)	-	-
6.750% Cumulative Preferred Stock, Series L	(3,105)	-	-
Total preferred dividends	(214,218)	(173,017)	(157,925)
Allocation of income to preferred shareholders based on redemptions of preferred stock (application of EITF Topic D-42)	(31,493)	(7,538)	(8,724)
Total net income allocated to preferred shareholders	$ (245,711)	$ (180,555)	$ (166,649)
Total net income allocable to common shareholders	$ 68,315	$ 275,838	$ 199,564
Allocation of net income to common shareholders by class:			
Net income allocable to shareholders of the Equity Stock, Series A	$ 21,424	$ 21,443	$ 21,501
Net income allocable to shareholders of common stock	46,891	254,395	178,063
	$ 68,315	$ 275,838	$ 199,564
Weighted average common shares and equivalents outstanding:			
Basic weighted average common shares outstanding	142,760	128,159	127,836
Net effect of dilutive stock options - based on treasury stock method using average market price	955	660	845
Diluted weighted average common shares outstanding	143,715	128,819	128,681
Basic earnings per common and common equivalent share (a)	$ 0.33	$ 1.98	$ 1.39
Diluted earnings per common and common equivalent share (a)	$ 0.33	$ 1.97	$ 1.38

(a) See Note 2 to the Company's consolidated financial statements regarding "Net Income per Common Share" and the underlying discussion on Emerging Issues Task Force Topic D-42.

Note- There were no securities outstanding which would have had an anti-dilutive effect upon earnings per common share in each of the three years ended December 31, 2006.

PUBLIC STORAGE, INC.
EXHIBIT 12 – STATEMENT RE: COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	For the Year Ended December 31,				
	2006	2005	2004	2003	2002
	(Amounts in thousands)				
Net income	$ 314,026	$ 456,393	$ 366,213	$ 336,653	$ 318,738
Add: Minority interest in income	31,883	32,651	49,913	43,703	44,087
Less: Minority interest in income which do not have fixed charges	(16,014)	(15,161)	(17,099)	(13,610)	(14,307)
Less: Equity in earnings of investments	(11,895)	(24,883)	(22,564)	(24,966)	(29,888)
Add: Cash distributions from investments	17,699	23,112	20,961	17,754	19,496
Less: Impact of discontinued operations	(1,609)	(6,796)	255	(4,478)	10,562
Adjusted net income	334,090	465,316	397,679	355,056	348,688
Interest expense	33,062	8,216	760	1,121	3,809
Total earnings available to cover fixed charges	$ 367,152	$ 473,532	$ 398,439	$ 356,177	$ 352,497
Total fixed charges - interest expense (a)	$ 35,778	$ 11,036	$ 4,377	$ 7,131	$ 10,322
Cumulative preferred stock dividends	$ 214,218	$ 173,017	$ 157,925	$ 146,196	$ 148,926
Preferred partnership unit distributions	19,055	16,147	30,423	26,906	26,906
Allocations pursuant to EITF Topic D-42	31,493	8,412	10,787	7,120	6,888
Total preferred distributions	$ 264,766	$ 197,576	$ 199,135	$ 180,222	$ 182,720
Total combined fixed charges and preferred stock distributions	$ 300,544	$ 208,612	$ 203,512	$ 187,353	$ 193,042
Ratio of earnings to fixed charges	10.26x	42.91x	91.03x	49.95x	34.15x
Ratio of earnings to combined fixed charges	1.22x	2.27x	1.96x	1.90x	1.83x
Supplemental disclosure of Ratio of Earnings before Interest, Taxes, Depreciation and Amortization ("EBITDA") to fixed charges:					
Net Income	$ 314,026	$ 456,393	$ 366,213	$ 336,653	$ 318,738
Add – Depreciation and amortization (including discontinued operations)	438,218	196,485	184,345	188,003	181,648
Less – Depreciation allocated to minority interests	(4,638)	(3,403)	(6,046)	(6,328)	(8,087)
Add – Depreciation included in equity in earnings of real estate entities	38,890	35,425	33,720	27,753	27,078
Add – Minority interest – preferred	19,055	17,021	32,486	26,906	26,906
Add – Interest expense	33,062	8,216	760	1,121	3,809
EBITDA available to cover fixed charges (b)	$ 838,613	$ 710,137	$ 611,478	$ 574,108	$ 550,092
Total fixed charges – interest expense (a)	$ 35,778	$ 11,036	$ 4,377	$ 7,131	$ 10,322
Preferred stock dividends	$ 214,218	$ 173,017	$ 157,925	$ 146,196	$ 148,926
Preferred partnership unit distributions	19,055	16,147	30,423	26,906	26,906
Allocations pursuant to EITF Topic D-42	31,493	8,412	10,787	7,120	6,888
Total preferred distributions	$ 264,766	$ 197,576	$ 199,135	$ 180,222	$ 182,720
Total combined fixed charges and preferred stock distributions	$ 300,544	$ 208,612	$ 203,512	$ 187,353	$ 193,042
Ratio of EBITDA to fixed charges	23.44x	64.35x	139.70x	80.51x	53.29x
Ratio of EBITDA to combined fixed charges and preferred stock distributions	2.79x	3.40x	3.00x	3.06x	2.85x

(a) "Total fixed charges – interest expense" includes interest expense plus capitalized interest.

(b) EBITDA represents earnings prior to interest, taxes, depreciation, amortization, gains on sale of real estate assets and the impact of the application of EITF Topic D-42. This supplemental disclosure of EBITDA is included because we believe that coverage ratios computed on a pre-depreciation basis are a useful measure of our liquidity and financial analysts and other members of the investment community consider coverage ratios for real estate companies on a pre-depreciation basis. EBITDA should not be used as an alternative to net income or cash flow from operations in evaluating our liquidity or operating results.

Exhibit 21

SUBSIDIARIES OF THE REGISTRANT

Name	Location of Formation
Connecticut Storage Fund	California
PS Co-Investment Partners	California
PS Illinois Trust	Delaware
PS Insurance Company – Hawaii, Ltd.	Hawaii
PS Orangeco, Inc.	California
PS Partners, Ltd.	California
PS Partners VIII, Ltd.	California
PS Tennessee, L.P.	Tennessee
PS Texas Holdings, Ltd.	Texas
PSA Institutional Partners, L.P.	California
PSAC Development Partners, L.P.	California
Public Storage Properties IV, Ltd.	California
Public Storage Properties V, Ltd.	California
Public Storage Institutional Fund	California
Public Storage Institutional Fund III	California
Public Storage Pickup & Delivery, L.P.	California
Secure Mini Storage	Minnesota
STOR-Re Mutual Insurance Corporation	Hawaii
Storage Trust Properties, L.P.	Delaware
Shurgard Storage Centers LLC	Delaware
Shurgard Texas Limited Partnership	Texas
SSC Property Holdings LLC	Delaware
SSCI Minnesota LLC	Delaware
Shurgard Self-Storage SCA	Belgium

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 33-36004) of Public Storage, Inc., formerly Storage Equities, Inc., pertaining to the 1990 Stock Option Plan, the Registration Statement on Form S-8 (No. 33-55541) pertaining to the 1994 Stock Option Plan, the Registration Statement on Form S-8 (No. 333-13463) pertaining to the 1996 Stock Option and Incentive Plan, the Registration Statement on Form S-8 (No. 333-75327) pertaining to the 1994 Share Incentive Plan, the Registration Statement on Form S-8 (No. 333-50270) pertaining to the PS 401(k)/Profit Sharing Plan, the Registration Statement on Form S-8 (No. 333-52400) pertaining to the 2000 Non-Executive/Non-Director Stock Option and Incentive Plan, the Registration Statement on Form S-8 (333-59218) pertaining to the 2001 Non-Executive/Non-Director Stock Option and Incentive Plan and the 2001 Stock Option and Incentive Plan, the Registration Statement on Form S-3 (No. 333-81041) and in the related prospectus, the Registration Statement on Form S-4 (No. 333-86899) and in the related prospectus, the Registration Statement on Form S-4 (No. 333-84126) and the related prospectus, in the Registration Statement on Form S-3 (No. 333-101425) and in the related Prospectus, the Registration Statement on Form S-4 (No. 333-103190) and in the related prospectus, the Registration Statement on Form S-3 (No. 333-115660) and in the related prospectus, and the Registration Statement on Form S-3 (333-130137) and in the related prospectus, the Registration Statement on Form S-4 (No. 333-133438) including post – effective Amendment No.1 on Form S-8 and related prospectus, and the Registration Statement on Form S-3 (No. 333-136169) and related prospectus of our reports dated February 28, 2007, with respect to the consolidated financial statements and related financial statement schedule of Public Storage, Inc., Public Storage, Inc. management's assessment of the effectiveness of internal control over financial reporting, and the effectiveness of internal control over financial reporting of Public Storage, Inc., included in this Annual Report (Form 10-K) for the year ended December 31, 2006.

ERNST & YOUNG LLP

February 28, 2007
Los Angeles, California

RULE 13a-14(a)/15d-14(a) CERTIFICATION

I, Ronald L. Havner, Jr., certify that:

1. I have reviewed this annual report on Form 10-K of Public Storage, Inc.;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

   a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   b) designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the financial statements for external purposes in accordance with generally accepted accounting principles;

   c) evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   d) disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation of internal controls over financial reporting, to the registrant's auditors and the audit committee of registrant's board of directors:

   a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls over financial reporting.

/s/ Ronald L. Havner, Jr.
Name: Ronald L. Havner, Jr.
Title: Chief Executive Officer & President
Date: March 1, 2007

RULE 13a-14(a)/15d-14(a) CERTIFICATION

I, John Reyes, certify that:

1. I have reviewed this annual report on Form 10-K of Public Storage, Inc.;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

   a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   b) designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the financial statements for external purposes in accordance with generally accepted accounting principles;

   c) evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   d) disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation of internal controls over financial reporting, to the registrant's auditors and the audit committee of registrant's board of directors:

   a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls over financial reporting.

/s/ John Reyes
Name: John Reyes
Title: Chief Financial Officer
Date: March 1, 2007

RULE 13a-14(a)/15d-14(a) CERTIFICATION

In connection with the Year-end Report on Form 10-K of Public Storage, Inc. (the "Company") for the year ended December 31, 2006 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), Ronald L. Havner, Jr., as Chief Executive Officer and President of the Company and John Reyes, as Chief Financial Officer of the Company, each hereby certifies, pursuant to 18 U.S.C. §1350, as adopted pursuant to §906 of the Sarbanes-Oxley Act of 2002, that:

(1). The Report fully complies with the requirements of Section 13(a) of the Securities Exchange Act of 1934, as amended; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ Ronald L. Havner, Jr.
Name: Ronald L. Havner, Jr.
Title: Chief Executive Officer & President
Date: March 1, 2007

/s/ John Reyes
Name: John Reyes
Title: Chief Financial Officer
Date: March 1, 2007

This certification accompanies the Report pursuant to §906 of the Sarbanes-Oxley Act of 2002 and shall not, except to the extent required by the Sarbanes-Oxley Act of 2002, be deemed filed by the Company for purposes of §18 of the Securities Exchange Act of 134, as amended.

A signed original of this written statement required by §906 of the Sarbanes-Oxley Act of 2002 has been provided to the Company, and will be retained and furnished to the SEC or its staff upon request.

CORPORATE DATA *(as of March 23, 2007)*

Directors

B. Wayne Hughes (1980)
Chairman of the Board

Ronald L. Havner, Jr. (2002)
Vice-Chairman of the Board,
Chief Executive Officer and President

Harvey Lenkin (1991)
Retired President and Chief Operating Officer

Dann V. Angeloff (1980)
President of The Angeloff Company

William C. Baker (1991)
Principal, Baker & Associates

John T. Evans (2003)
Partner, Osler, Hoskin & Harcourt LLP

Uri P. Harkham (1993)
President and Chief Executive Officer
Harkham Industries

B. Wayne Hughes, Jr. (1998)
Vice President of American Commercial Equities, LLC

Gary E. Pruitt (2006)
Chief Executive Officer of Univar N.V.

Daniel C. Staton (1999)
Chairman of Staton Capital

( ) = date director was elected to the Board

Executive Officers

Ronald L. Havner, Jr.
Vice-Chairman of the Board,
Chief Executive Officer and President

John Reyes
Senior Vice President and Chief Financial Officer

John E. Graul
Senior Vice President

John S. Baumann
Senior Vice President and Chief Legal Officer

David F. Doll
Senior Vice President

Candace N. Krol
Senior Vice President, Human Resources

Corporate Officers

Drew J. Adams
Vice President and Director of Taxes

Todd Andrews
Vice President and Controller

Mark B. Bilfield
Senior Vice President—Marketing

Capri L. Haga
Senior Vice President—Risk Management

James D. Hartung
Senior Vice President—Chief Marketing Officer

Stephanie G. Heim
Vice President, Corporate Counsel and Secretary

Ken A. Kederian
Vice President of Internal Audit

A. Ammar Kharouf
Vice President and Litigation Counsel

Brent C. Peterson
Senior Vice President and Chief Information Officer

A. Timothy Scott
Vice President and Tax Counsel

Clemente Teng
Vice President of Investor Services

Real Estate Group

David F. Doll
President

David W. Marzocchi
Senior Vice President—Development and Construction

Michael K. McGowan
Senior Vice President—Acquisitions and Development

James F. Fitzpatrick
Senior Vice President—Entitlements

Self-Storage Operations

John E. Graul
President

Brian J. Devlin
Senior Vice President and Divisional Manager

Kim DeRuyter
Senior Vice President and Divisional Manager

Harvey A. Grindeland
Senior Vice President and Divisional Manager

Kenneth H. Morrison
Senior Vice President and Divisional Manager

Peter G. Panos
Senior Vice President and Divisional Manager

David D. Young
Senior Vice President and Divisional Manager

Alan Grossman
Senior Vice President and Chief Financial Officer

Ancillary Businesses

Thomas Miller
President—PS Orangeco

Obren B. Gerich
President—PS Insurance

Shurgard Self Storage S.C.A. (Europe)

Steven De Tollenaere
President

John M. Sambuco
Vice President—Operations

Frank J.E. Boot
Marketing Director

Wim E.M. Van Beveren
Vice President—Development

Jean L.H. Kreusch
Chief Financial Officer

Kris S.A. Van Mieghem
General Counsel

David L. Coupez
Vice President—Information Systems

Professional Services

Transfer Agent
Computershare Trust Company, N.A.
P.O. Box 43078
Providence, RI 02940-3078
(781) 575-3120
www.computershare.com

Independent Registered Public Accounting Firm
Ernst & Young LLP
Los Angeles, California

Certifications

The most recent certifications by our Chief Executive Officer and Chief Financial Officer pursuant to Sections 302 and 906 of the Sarbanes-Oxley Act of 2002 are filed as exhibits to our Form 10-K. Our Chief Executive Officer's most recent annual certification to the New York Stock Exchange was submitted on May 15, 2006.

Stock Exchange Listing

The Company's common stock trades under ticker symbol PSA on the New York Stock Exchange.

PSA
LISTED
NYSE.

Additional Information Sources

The Company's website, www.publicstorage.com, contains financial information of interest to shareholders, brokers, etc.

NAREIT NAREIT

Public Storage, Inc. is a member and active supporter of the National Association of Real Estate Investment Trusts.


Public
Storage

END

PUBLIC STORAGE, INC.

701 Western Avenue, Glendale, California 91201-2349
(818) 244-8080 · www.publicstorage.com
(SKU 002CS13720)